2023 Annual Report

W. R. Berkley Corporation



"ALWAYS DO RIGHT. THIS WILL GRATIFY SOME PEOPLE AND ASTONISH THE REST."

—MARK TWAIN



What O'Clock Is It? *by Thomas Hovenden*



2023

W. R. Berkley Corporation

Annual Report

Table of *contents*

Financial Highlights 4

Selected Financial Data 6

Letter to Shareholders 7

W. R. Berkley Corporation Performance vs. S&P 500 12

Relative Stock Price Performance 13

Stability 16

Investments 18

Growth 20

Responsibility 22

Our Company 24

Our Business 25

Segment Overview 26

Segment Data 26

Investments 28

Form 10-K 29

Businesses 161

Board of Directors & Officers 170

Corporate Information 172

2023

Financial *highlights*

BY TRANSFORMING CHALLENGES INTO OPPORTUNITIES AND BRINGING TOGETHER TALENTED PEOPLE AND CAPITAL, WE FEEL CONFIDENT THAT WE WILL BE ABLE TO CONTINUE TO DELIVER OUTSTANDING VALUE AND *LONG-TERM RETURNS.*

COMBINED RATIO

89.7%

Averaged 91.5% over the past 5 years

TOTAL REVENUES

$12.1B

Increased by 57.9% over the past 5 years

BOOK VALUE PER SHARE

$29.06

Grew 81.9% before dividends and share repurchases over the past 5 years

RETURN ON STOCKHOLDERS' EQUITY

20.5%

Averaged 15.7% over the past 5 years

Selected *financial data*

In thousands, except per share data

Years ended December 31,	2019	2020	2021	2022	2023
Total Revenues	$7,902,200	$8,098,932	$9,455,486	$11,166,498	$ 12,142,938
Net Premiums Written	6,863,499	7,262,437	8,862,867	10,004,070	10,954,467
Net Investment Income	645,614	583,821	671,618	779,185	1,052,835
Net Investment Gains	123,467	103,000	90,632	202,397	47,042
Insurance Service Fees	92,680	88,777	93,857	110,544	106,485
Net Income to Common Stockholders	681,944	530,670	1,022,490	1,381,062	1,381,359

Net Income Per Common Share					
Basic	$2.38	$1.89	$3.69	$4.99	$5.10
Diluted	2.35	1.87	3.66	4.94	5.05
Return on Equity	12.5%	8.7%	16.2%	20.8%	20.5%

At Year End					
Total Assets	$26,643,428	$28,606,913	$32,086,414	$33,861,099	$37,202,015
Total Investments	18,473,674	18,481,767	22,171,814	22,859,646	25,279,504
Reserves for Losses and Loss Expenses	12,583,249	13,784,430	15,390,888	17,011,223	18,739,652
Common Stockholders' Equity	6,074,939	6,310,802	6,653,011	6,748,332	7,455,431
Common Shares Outstanding	275,118	266,738	265,171	264,546	256,545
Common Stockholders' Equity Per Share	22.08	23.66	25.09	25.51	29.06

Per share data and common shares outstanding have been adjusted for the 3-for-2 common stock splits effected on April 2, 2019 and March 23, 2022.



LEFT TO RIGHT:

W. Robert Berkley, Jr.,
President and Chief Executive Officer

William R. Berkley,
Executive Chairman

To our *shareholders*

RECORD UNDERWRITING INCOME

$1.1B

RECORD NET INVESTMENT INCOME

$1.1B

2023 was an extraordinarily positive year for our Company. We had record profitability and revenue. Both underwriting profit and investment income achieved new all-time highs of $1.1 billion each, and our cash flow for the year exceeded $2.9 billion. This is the second year in a row our return on shareholders' equity exceeded 20%. We were able to pay special dividends to our shareholders as a direct result of these outstanding returns. Book value per share, before dividends and stock buybacks, grew in excess of 25%. Our goal, as always, is to optimize our risk-adjusted return to our shareholders. We achieved that in 2023.

While our primary goal is focused on return to our shareholders, our business is built on a concern for the needs of multiple constituents— society, our customers, our agents and brokers and, of course, our employees. Our success comes from this focus on meeting the needs of all of these groups. First and foremost, we must meet the needs of our customers who buy insurance from our companies because they are confident that we will meet our commitments in the appropriate way. Agents and brokers feel confident recommending our businesses to their customers because they recognize our willingness and ability to pay claims as set forth in our policies.

"WHILE OUR PRIMARY GOAL IS FOCUSED ON RETURN TO OUR SHAREHOLDERS, OUR BUSINESS IS BUILT ON A CONCERN FOR THE NEEDS OF MULTIPLE CONSTITUENTS—SOCIETY, OUR CUSTOMERS, OUR AGENTS AND BROKERS AND, OF COURSE, OUR EMPLOYEES. OUR SUCCESS COMES FROM THIS FOCUS ON *MEETING THE NEEDS OF ALL OF THESE GROUPS.* "

TOTAL REVENUES
Dollars in Billions



2019	2020	2021	2022	2023
$7.9	$8.1	$9.5	$11.2	$12.1

To our
shareholders

RECORD NET PREMIUMS WRITTEN

$11.0B

RECORD NET INCOME

$1.4B

The role of insurance is extremely important in a society that seeks to manage the impact of unforeseen events. Our Company's financial strength and stability, as well as our historical reputation of meeting our obligations, provides peace of mind to our customers. We are in the insurance market every day. Sometimes people choose to buy from us and on other occasions, they shop elsewhere, but we are always in the marketplace. We are a dependable partner offering coverage on a consistent basis. This long-term view of being consistently in the market ties in with the key differential that has helped make W. R. Berkley Corporation stand out from many of its competitors.

We have a long-term view while acknowledging the present risks, but our focus is always on long-term risk-adjusted return. Commitments made by our Company often extend for years. Thus, the time element is critical when focusing on risk. We are concerned about tomorrow, next month and next quarter, as well as minimizing extreme volatility. Our primary focus, however, is the general direction and long-term outcome of society's values, economic trends, and the impact and long-term consequences of our decision-making from a financial point of view.

Whether it is our decision to start businesses or to take on the uncertainty inherent in acquisitions, we continue to be concerned about the influence of long-term social and economic issues, such as inflation. When establishing the guidelines for our investment portfolio, that long-term view is critical. The ability to manage our enterprise in an effective way, and still deliver outstanding risk-adjusted returns to our shareholders comes from this long-term perspective.

INVESTMENTS

Dollars in Billions



2019	$18.5
2020	$18.5
2021	$22.2
2022	$22.9
2023	$25.3

To our
shareholders

This year, our premiums grew by over 9.5%. We continued to build our business through internal growth and the addition of one new business. Many of the businesses that were started during the past several years began to come into their own, while at the same time, other areas of our business required us to take our foot off the accelerator because pricing was not as attractive as it had been.

Today, varying lines of business react in different ways in the marketplace. This is the advantage of our structure. By having 60 individual businesses, we can independently respond to each competitive circumstance.

Each of our companies operates on its own in its marketplace. We have the benefits of a large-scale enterprise while still maintaining the flexibility of being nimble that generally exists only in much smaller companies. It is this combination that allows us to be a more flexible and effective competitor. In this ever-more-rapidly changing world, we think

these benefits exceed the cost of our structure. We continue to evaluate each of our businesses, how we compete, and where we compete, to ensure that we get value for the scale and size of each piece of our business.

As we continue to build our enterprise, we find the Berkley name has benefited many of our new companies, continuing to add strength when we start a new venture. We now have a number of companies that individually have achieved scale in their particular market niche. This makes them truly viable competitors against almost any of the global markets.

RESERVES FOR LOSSES AND LOSS EXPENSES

Dollars in Billions



$12.6 2019
$13.8 2020
$15.4 2021
$17.0 2022
$18.7 2023

WE HOPE TO CONTINUE BUILDING OUR BUSINESS IN THE SAME MANNER THAT WE HAVE BUILT IT IN THE PAST, *ONE BLOCK AT A TIME.*

We hope to continue building our business in the same manner that we have built it in the past, one block at a time.

Our structure is especially valuable when considered in light of our long-term perspective. It allows us to attract entrepreneurial talent to build new businesses. When they enter the market, they can demonstrate a strength and stability that only their largest competitors possess. This helps us continue to build our business, and we believe it will allow us to grow consistently and faster than most of our competitors.

Taken all together, this has resulted in an outstanding year for our Company. This was a year everyone on our team was proud of. We want to thank all of our brokers and agents who produced policies for our companies.

Thank you, as well, to each and every member of our team, our shareholders, and our customers. Without you, we could not have achieved this outstanding year. It required everyone, both individually and collectively, for us to achieve this result. It goes without saying that the advice and counsel provided by our Board of Directors has helped us immeasurably, and we continue to be optimistic as we look ahead.

William R. Berkley
Executive Chairman

W. Robert Berkley, Jr.
President and Chief Executive Officer

COMMON STOCKHOLDERS' EQUITY*

Dollars in billions



2019
$6.1
2020
$6.3
2021
$6.7
2022
$6.7
2023
$7.5

Net of $2.1 billion in special dividends and shares repurchased from 2019 to 2023

W. R. Berkley Corporation Performance *vs.* S&P 500®

Cumulative Total Stock Return (Includes Dividends)

Year	W. R. Berkley Corporation (1)	S&P 500 (2)	Difference (1)-(2)
1974	-43.2%	-26.4%	-16.8%
1975	-38.7%	1.0%	-39.7%
1976	0.5%	24.8%	-24.4%
1977	151.5%	15.6%	135.9%
1978	499.1%	23.0%	476.1%
1979	430.4%	45.4%	385.0%
1980	436.8%	92.3%	344.5%
1981	601.6%	82.7%	518.9%
1982	610.8%	121.8%	489.0%
1983	900.1%	171.5%	728.7%
1984	1,010.3%	188.0%	822.3%
1985	2,543.6%	279.0%	2,264.6%
1986	2,940.8%	349.5%	2,591.3%
1987	2,708.1%	372.5%	2,335.6%
1988	3,398.4%	450.9%	2,947.5%
1989	4,727.3%	625.5%	4,101.8%
1990	4,450.5%	603.0%	3,847.4%
1991	5,516.5%	817.4%	4,699.1%
1992	7,896.1%	887.2%	7,008.9%
1993	6,472.1%	986.9%	5,485.2%
1994	7,009.4%	1,001.0%	6,008.4%
1995	10,186.7%	1,415.0%	8,771.7%
1996	9,722.4%	1,763.4%	7,958.9%
1997	12,779.3%	2,385.8%	10,393.4%
1998	10,024.5%	3,096.8%	6,927.8%
1999	6,241.9%	3,768.1%	2,473.9%
2000	14,552.3%	3,416.1%	11,136.2%
2001	16,766.9%	2,997.7%	13,769.2%
2002	18,744.0%	2,313.1%	16,430.9%
2003	25,051.7%	3,005.6%	22,046.0%
2004	34,067.7%	3,344.2%	30,723.6%
2005	51,914.6%	3,512.9%	48,401.7%
2006	56,702.5%	4,083.8%	52,618.7%
2007	49,282.8%	4,313.9%	44,968.9%
2008	51,709.6%	2,680.7%	49,028.8%
2009	41,500.0%	3,417.6%	38,082.4%
2010	46,596.4%	3,948.8%	42,647.6%
2011	59,135.3%	4,033.8%	55,101.5%
2012	67,184.0%	4,695.2%	62,488.8%
2013	77,952.3%	6,248.9%	71,703.4%
2014	94,842.7%	7,118.1%	87,724.6%
2015	102,211.3%	7,217.7%	94,993.6%
2016	127,530.0%	8,095.8%	119,434.2%
2017	140,524.3%	9,884.9%	130,639.4%
2018	148,906.2%	9,447.6%	139,458.6%
2019	214,214.4%	12,454.1%	201,760.3%
2020	207,457.2%	14,764.1%	192,693.1%
2021	264,190.1%	19,030.8%	245,159.2%
2022	353,720.2%	15,566.2%	338,154.0%
2023	354,579.5%	19,692.7%	334,886.8%
Average Annual Gain 1974–2023	**23.3%**	**12.6%**	**10.6%**

Notes: W. R. Berkley Corporation's book value per share has been adjusted for stock dividends paid from 1975 to 1983. Stock dividends were 6% in each year from 1975 to 1978, 14% in 1979, and 7% in each year from 1980 to 1983. The Company has paid cash dividends each year since 1978, including special dividends paid in 2012, 2014, 2016–2019 and 2021–2023.

Cumulative Total Return
1973–2023

*Dividends Compounded



- W. R. Berkley Corporation*
- S&P 500®

354,580%

19,693%

400,000%
300,000%
200,000%
100,000%
0%

1974   1981   1988   1995   2002   2009   2016   2023

Cumulative Growth
in Book Value Per Share

With Dividends Included

Insurance companies are often measured by book value per share. We have grown book value per share with dividends included by an average of 16.2% since 1973.



- W. R. Berkley Corporation

97,986%

100,000%
75,000%
50,000%
25,000%
0%

1974   1981   1988   1995   2002   2009   2016   2023



Insurance

Humanity

01   Stability

02   Investments

03   Growth

04   Responsibility

Insurance serves humanity by fulfilling the needs of people. In the ordinary course of life, they all face unforeseen events. Insurance provides the stability that allows individuals and businesses to recover and move forward, while our investments support the growth and development of the economy and our society.

01

Stability

Stability
to move forward

*Insurance provides peace of mind by allowing society to
sustain itself through unforeseen circumstances.*

BERKLEY'S SPECIALTY INSURANCE BUSINESSES PROVIDE THE *PEACE OF MIND AND RESILIENCE* NECESSARY FOR INDIVIDUALS AND BUSINESSES TO SUCCEED AND THRIVE.

Insurance is the business of protecting against losses resulting from various types of events, which enables individuals and businesses to endure their biggest crises and return to their lives. It provides people with the peace of mind to go about their daily activities without worrying about the financial consequences of unforeseen events.

Insurance offers predictability in the face of life's many uncertainties and provides stability for society to function. Groups of insureds spread their exposure to similar risks by paying relatively small periodic premium payments for insurance coverage, rather than paying for a large loss all at once. Then, when the unthinkable happens, timely claims payments can help families, communities and businesses recover from costly accidents and disasters and continue on as they did before the event occurred. It helps to make them whole.

We help protect business properties, homes, and other physical assets, as well as reputations, earnings streams, and the ability to operate in the same way as before a loss occurred. We also help people and businesses prevent losses or reduce exposure before an event occurs through loss control and education activities that help aid in understanding and managing the various exposures they face. The specialized expertise we bring to bear through our 60 autonomous businesses allows us to understand our policyholders' activities and the risks they face, provide tailored insurance coverages and handle claims with expertise.

The benefits we provide are more than just fulfilling the contractual obligations of our policies. We understand the financial, intangible, and sentimental value of what we protect, never losing sight of the fact that we are entrusted with the hopes, dreams, and often life's work of people. For example, our excess workers' compensation business is experienced at handling claims related to catastrophic injuries in the workplace. In managing claims, we aim to provide the injured worker with the highest quality outcome, focused not just on medical care and rehabilitation, but also on maximizing recovery, quality of life, and independence. Our liability coverages provide payment for various types of damages, injuries, and errors or omissions for many types of

60

Sixty Specialized Businesses

1.3M

Nearly 1.3 Million Policies Annually

professionals. We believe that having someone in your corner who understands the issues and the process is invaluable to our clients' peace of mind. In our high-net-worth personal lines business, we protect what matters most to our clients, from primary and vacation homes to art and jewelry collections to recreational vehicles and watercraft and so much more.

We offer many types of insurance, yet they all provide one important thing—the peace of mind that brings predictability and resiliency to the lives and businesses of the people it serves.

02

Investments

Investments
for growth & progress

*An insurance company invests money with the expectation of
achieving a return or increasing value, often putting it into assets that help
build the economy and allow enterprises of all types to move forward.*

INVESTING IN BUSINESSES AND INFRASTRUCTURE PROVIDES A DUAL BENEFIT OF CONTRIBUTING TO OUR LONG-TERM RISK-ADJUSTED RETURN WHILE ENABLING THE *ECONOMY TO EXPAND AND FLOURISH.*

Investment income is a key component of an insurance company's economic model, placing our industry at the heart of the growth and progress of every modern economy. We invest with a view towards risk-adjusted return, which means we must understand the levels of risk in each investment so we can meet our obligations to our insureds and provide a strong return to our shareholders.

We primarily invest in fixed-maturity securities, as well as other opportunities that help society work more effectively. The recipients of our capital are typically corporations, municipalities, and federal governments. Government bonds support the development of infrastructure and federal programs, while municipal bonds lower borrowing costs for state and local governments, allowing for greater investments in those municipalities and reducing tax rates for residents. Some municipal bonds may fund projects regarding water and sewer, waste, pollution, industrial development, and resource recovery, which can help mitigate pollution, provide safe drinking water, and promote conservation. Mortgage and other asset-backed bonds allow consumers to buy homes and other things, while corporate bonds allow businesses to expand and thrive, bolstering job creation and economic growth. Housing bonds provide funding for multifamily or single-family housing projects, often for the low-income sector, while transportation bonds support our country's infrastructure by improving toll roads, bridges, and tunnels. Additionally, our investments in secondary and higher education support enterprises directly involved in improving communities and the lives of their students.

Through our investments, we make important contributions to the safety and security of our society, the stability of our financial systems, and the development of infrastructure. In this sense, our investments help to stimulate the economy's savings and investments, allowing businesses and consumers to have a higher level of consumption and plan more confidently. Our investments help to build the economy and allow society to move forward.

$25B+

Over $25 Billion in Invested Assets

35.1%

Growth in Net Investment Income

03

Growth

Growth
to meet obligations

A well-run insurance company increases capital over time through profits arising from sound business decisions that support a multitude of constituents.

THE EXPANSION OF CAPITAL OVER THE LONG-TERM ENABLES US TO CONSISTENTLY MEET THE EVOLVING *NEEDS OF OUR CUSTOMERS AND SOCIETY.*

For insurance to continue to fulfill the needs of its constituents, primarily its insureds and its role in investing in our society, insurance companies need to produce profits and build capital. Underwriting and investing are the two engines that drive our business, and we manage both through the lens of optimizing risk-adjusted return on capital to live up to the expectations of our communities.

Shareholders provide us with the capital to run our business. Profits enable us to earn a strong risk-adjusted return on that capital for shareholders. They also enable us to reinvest funds back into the organization and grow our business to meet the evolving needs of our policyholders, distribution partners, and employees. With strong profits, we can deliver new products and services that address emerging exposures in an ever-changing economy, expand our resources, develop our people, and take calculated risks to meet the needs of current policyholders and reach new policyholders in need of support.

In underwriting, profit margins are generally thin – approximately 90% of premium is used to pay for distribution and provide our services, including underwriting, loss control, education, and claims payments. Investment income makes an important contribution to profitability and, together, they provide a solid foundation for our business to succeed and all of our other interested parties to thrive. Today, we service nearly 1.3 million policies per year.

Albert Einstein famously quipped that the eighth wonder of the world is the power of compounding. Over the past 50 years as a public company, W. R. Berkley Corporation has grown net premiums written 24,000% and stockholders' equity by more than 66,100%. In addition, we have returned over $7.3 billion to shareholders through dividends and share repurchases. Over that time, we have delivered nearly 18% compound average growth in total shareholder return and a 14.7% average return on equity.

14.7%

Average Return on Equity Since 1973

17.8%

Compound Average Growth in Total Shareholder Return Since 1973

04

Responsibility

Responsibility
to our constituents

*An insurance company that is successful over
the long term is one that is able to balance the needs
of its various constituents.*

UNDERSTANDING THE ROLE OUR BUSINESS PLAYS IN *SERVING HUMANITY* HAS BEEN AN ESSENTIAL COMPONENT OF OUR SUCCESS.



Insurance is a unique business that fulfills the needs of many people, including customers, agents and brokers, employees, shareholders, and society as a whole. We are ever conscious of and remain steadfast in our unwavering determination to always do what we believe is right for these many constituents. Over time, we have succeeded by striking a balance that allows us all to grow and prosper.

By being there for our clients, we provide the peace of mind and stability that allows people and businesses to recover from insured events and move forward. Managing risk is inherent to our business, and we do so with an unwavering focus on long-term risk-adjusted return in our underwriting and our investing. We are in the insurance market every day with products and services that address the new and existing exposures of an evolving economy and society, fulfilling the needs of customers and distribution partners alike throughout the insurance cycle. So, too, are we in the investment markets every day, providing capital to business and governments and searching for opportunities with above-average total returns and below-average risk that will enable our capital to grow. We give back to our communities because we understand that we exist as part of a greater society and in the long run, our enterprise and all of its constituents benefit.

Our business provides stability, predictability and resiliency that enables society to function by protecting against life's biggest crises, while our investments help businesses, the community, and the economy expand and thrive. In the end, it allows us to serve humanity in a way few, if any, other industries can.

Our *company*

W. R. BERKLEY CORPORATION, FOUNDED IN 1967, IS ONE OF THE NATION'S PREMIER SPECIALTY PROPERTY CASUALTY INSURANCE PROVIDERS.

Each of the businesses within Berkley participates in a niche market requiring specialized knowledge about a territory or product.

Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our businesses to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest-caliber professionals.

We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we're *different*


Risk-Adjusted Returns
Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle.

Accountability
The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders.

People-Oriented Strategy
New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 60 businesses, 53 were developed internally and seven were acquired.

Responsible Financial Practices
Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so.

Transparency
Consistent and objective standards are used to measure performance—and, the same standards are used regardless of the environment.

Our *business*

TODAY, AS WITH YESTERDAY AND TOMORROW, THE COMBINED EXPERTISE OF UNDERWRITING, RISK MANAGEMENT, CLAIMS HANDLING AND INVESTING WILL DELIVER OUTSTANDING RISK-ADJUSTED RETURNS.

Insurance

Our Insurance businesses underwrite predominantly commercial insurance, including excess and surplus lines, admitted lines, and specialty personal lines, in the United States, as well as in the United Kingdom, Continental Europe, Latin America and the Caribbean, Canada, Mexico, Scandinavia, Australia and Asia.

Reinsurance & Monoline Excess

Our Reinsurance businesses provide facultative and treaty reinsurance, primarily in the United States, the United Kingdom, Continental Europe, Australia, the Asia-Pacific Region, Latin America and the Caribbean, and South Africa. Monoline Excess businesses solely retain risk on an excess basis.

2023 SEGMENT RESULTS

$10.0B
Insurance Segment Total Revenues

$1.6B
Insurance Segment Pre-Tax Income

$1.5B
Reinsurance & Monoline Excess Segment Total Revenues

$439M
Reinsurance & Monoline Excess Segment Pre-Tax Income

Segment *overview*

Each of our two business segments—Insurance and Reinsurance & Monoline Excess—comprise individual businesses that serve a market defined by geography, products, services or types of customers. Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet and allocating capital to our best opportunities.

We combine capital with outstanding people and wrap it all in a culture that is focused on optimizing risk-adjusted returns. It creates a sustainable competitive advantage that can only be acquired over many years with consistent discipline.

2023 Segment *data*

ASSETS & NET RESERVES



Insurance

$30.1B

ASSETS

$12.5B

RESERVES

Reinsurance & Monoline Excess

$5.4B

ASSETS

$3.1B

RESERVES

2023 NET PREMIUMS WRITTEN BY MAJOR LINE OF BUSINESS

$9.7B
Insurance Segment
40%
11%
13%
14%
22%
Other Liability
Short-tail Lines
Auto
Workers' Compensation
Professional Liability

$1.3B
Reinsurance & Monoline Excess Segment
59%
19%
22%
Casualty
Property
Monoline Excess

Investments

Over the past few years, we have held the duration of our fixed-maturity portfolio at approximately 2.4 years, while maintaining its high quality with an average rating of AA-. As a result, there has been less volatility in our book value from mark-to-market accounting and we are better able to manage the interest rate environment.

We manage our portfolio for total return, including capital gains. As investment income is an important component of our economic model, we will continue to seek out investment opportunities with above average risk-adjusted returns and to position our fixed-maturity portfolio to manage the yield curve as well as the impact of inflation.



Breakdown of Fixed-Maturity Securities

Including Cash

- Corporate Bonds
- Asset-backed Securities
- State & Municipal Bonds
- Mortgage-backed Securities
- Foreign Bonds
- U.S. Government & Government Agency Bonds
- Cash & Cash Equivalents
- Loans Receivable

INVESTMENT DATA
Dollars in Millions

Cash & Invested Assets	2022	2023
Invested Assets	$22,860	$25,280
Cash and Cash Equivalents	$1,449	$1,363
Total	$24,309	$26,643
Net Investment Income	$779	$1,053
Net Investment Gains	$202	$47

2023 Financial Information

FORM 10-K

W. R. Berkley Corporation



INSURANCE SERVES HUMANITY BY FULFILLING THE NEEDS OF PEOPLE. IN THE ORDINARY COURSE OF LIFE, THEY ALL FACE UNFORESEEN EVENTS. INSURANCE PROVIDES THE STABILITY THAT ALLOWS INDIVIDUALS AND BUSINESSES TO RECOVER AND MOVE FORWARD, WHILE OUR INVESTMENTS SUPPORT THE GROWTH AND DEVELOPMENT OF THE ECONOMY AND OUR SOCIETY.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number 1-15202

W. R. BERKLEY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**22-1867895**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
475 Steamboat Road **Greenwich, CT**	**06830**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (203) 629-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $.20 per share	WRB	New York Stock Exchange
5.700% Subordinated Debentures due 2058	WRB-PE	New York Stock Exchange
5.100% Subordinated Debentures due 2059	WRB-PF	New York Stock Exchange
4.250% Subordinated Debentures due 2060	WRB-PG	New York Stock Exchange
4.125% Subordinated Debentures due 2061	WRB-PH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $12,125,876,386.

Number of shares of common stock, $.20 par value, outstanding as of February 15, 2024: 256,548,669

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, are incorporated herein by reference in Part III.

			Page
SAFE HARBOR STATEMENT			
	PART I		
ITEM	1.	BUSINESS	7
ITEM	1A.	RISK FACTORS	27
ITEM	1B.	UNRESOLVED STAFF COMMENTS	39
ITEM	1C.	CYBERSECURITY	39
ITEM	2.	PROPERTIES	40
ITEM	3.	LEGAL PROCEEDINGS	40
ITEM	4.	MINE SAFETY DISCLOSURES	40
	PART II		
ITEM	5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	41
ITEM	6.	RESERVED	
ITEM	7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	43
ITEM	7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	62
ITEM	8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	63
ITEM	9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	113
ITEM	9A.	CONTROLS AND PROCEDURES	113
ITEM	9B.	OTHER INFORMATION	115
ITEM	9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	115
	PART III		
ITEM	10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	116
ITEM	11.	EXECUTIVE COMPENSATION	116
ITEM	12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	116
ITEM	13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	116
ITEM	14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	116
	PART IV		
ITEM	15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	117
ITEM	16.	FORM 10-K SUMMARY	121
EX-10.12		FORM OF 2023 PERFORMANCE-BASED RESTRICTED STOCK UNIT AGREEMENT UNDER THE W. R. BERKLEY CORPORATION 2018 STOCK INCENTIVE PLAN	
EX-21		LIST OF COMPANIES AND SUBSIDIARIES	
EX-23		CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	
EX-31.1		CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a) /15d-14(a)	
EX-31.2		CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a) /15d-14(a)	
EX-32.1		CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002	
EX-97		W. R. BERKLEY CORPORATION CLAWBACK POLICY	
EX-101		INSTANCE DOCUMENT	
EX-101		SCHEMA DOCUMENT	
EX-101		CALCULATION LINKBASE DOCUMENT	
EX-101		LABELS LINKBASE DOCUMENT	

EX-101   PRESENTATION LINKBASE DOCUMENT

EX-101   DEFINITION LINKBASE DOCUMENT

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "potential," "continued," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this report including statements related to our outlook for the industry and for our performance for the year 2024 and beyond, are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to:

- the cyclical nature of the property casualty industry;

- the impact of significant competition, including new entrants to the industry;

- the long-tail and potentially volatile nature of the insurance and reinsurance business;

- product demand and pricing;

- claims development and the process of estimating reserves;

- investment risks, including those of our portfolio of fixed maturity securities and investments in equity securities, including investments in financial institutions, municipal bonds, mortgage-backed securities, loans receivable, investment funds, including real estate, merger arbitrage, energy related and private equity investments;

- the effects of emerging claim and coverage issues;

- the uncertain nature of damage theories and loss amounts, including claims for cyber security-related risks;

- natural and man-made catastrophic losses, including as a result of terrorist activities;

- the ongoing effects of the COVID-19 pandemic or other potential pandemics;

- the impact of climate change, which may alter the frequency and increase the severity of catastrophe events;

- general economic and market activities, including inflation, interest rates and volatility in the credit and capital markets;

- the impact of conditions in the financial markets and the global economy, and the potential effect of legislative, regulatory, accounting or other initiatives taken in response to it, on our results and financial condition;

- cyber security breaches of our information technology systems and the information technology systems of our vendors and other third parties;

- foreign currency and political risks relating to our international operations;

- our ability to attract and retain key personnel and qualified employees;

- continued availability of capital and financing;

- the success of our new ventures or acquisitions and the availability of other opportunities;

- the availability of reinsurance;

- our retention under the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA");

- the ability or willingness of our reinsurers to pay reinsurance recoverables owed to us;

- other legislative and regulatory developments, including those related to business practices in the insurance industry;

- credit risk relating to our policyholders, independent agents and brokers;

- changes in the ratings assigned to us or our insurance company subsidiaries by rating agencies;

- the availability of dividends from our insurance company subsidiaries;

- the effectiveness of our controls to ensure compliance with guidelines, policies and legal and regulatory standards; and

- other risks detailed in this Form 10-K and from time to time in our other filings with the Securities and Exchange Commission ("SEC").

We describe these risks and uncertainties in greater detail in Item 1A, Risk Factors. These risks and uncertainties could cause our actual results for the year 2024 and beyond to differ materially from those expressed in any forward-looking statement we make. Any projections of growth in our revenues would not necessarily result in commensurate levels of earnings. Our future financial performance is dependent upon factors discussed elsewhere in this Form 10-K and our other SEC filings. Forward-looking statements speak only as of the date on which they are made.

PART I

ITEM 1. BUSINESS

     W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates worldwide in two segments of the property casualty insurance business:

- Insurance - Our Insurance businesses underwrite predominantly commercial insurance business, including excess and surplus lines, admitted lines and specialty personal lines throughout the United States, as well as insurance business in Asia, Australia, Canada, Continental Europe, Mexico, Scandinavia, South America and the United Kingdom.

- Reinsurance & Monoline Excess - Our Reinsurance businesses provide facultative and treaty reinsurance in the United States, as well as in the Asia Pacific region, Australia, Continental Europe, South Africa and the United Kingdom. Monoline Excess businesses retain risk solely on an excess basis.

     Our two reporting segments are each composed of individual businesses that serve a market defined by geography, products, services or industry served. Each of our businesses is positioned close to its customer base and participates in a niche market requiring specialized knowledge. This strategy of decentralized operations allows each of our businesses to identify and respond quickly and effectively to changing market conditions and specific customer needs, while capitalizing on the benefits of centralized capital, investment and reinsurance management, and corporate actuarial, financial, enterprise risk management and legal staff support.

     Our business approach is focused on meeting the needs of our customers, maintaining a high quality balance sheet, and allocating capital to our best opportunities. New businesses are started when opportunities are identified and when the right talent and expertise are found to lead a business. Of our 60 businesses, 53 have been organized and developed internally and seven have been added through acquisition.

     Net premiums written, as reported based on United States generally accepted accounting principles ("GAAP"), for each of our reporting segments for each of the past three years were as follows:

		Year Ended December 31,				
(In thousands)		2023		2022		2021
Net premiums written:						
Insurance	$	9,657,121	$	8,784,146	$	7,743,814
Reinsurance & Monoline Excess		1,297,346		1,219,924		1,119,053
Total	$	10,954,467	$	10,004,070	$	8,862,867
Percentage of net premiums written:						
Insurance		88.2 %		87.8 %		87.4 %
Reinsurance & Monoline Excess		11.8		12.2		12.6
Total		100.0 %		100.0 %		100.0 %

     Thirty-two of our insurance company subsidiaries are rated by A.M. Best Company, Inc. ("A.M. Best") and have financial strength ratings of A+ (Superior) (the second highest rating out of 15 possible ratings). A.M. Best's ratings are based upon factors of concern to policyholders, insurance agents and brokers and are not directed toward the protection of investors. A.M. Best states: "A Best's Financial Strength Rating (FSR) is an independent opinion of an insurer's financial strength and ability to meet its ongoing insurance policy and contract obligations. An FSR is not assigned to specific insurance policies or contracts and does not address any other risk." A.M. Best reviews its ratings on a periodic basis, and its ratings of the Company's subsidiaries are therefore subject to change.

     Our twenty-three insurance company subsidiaries rated by Standard & Poor's ("S&P") have financial strength ratings of A+ (the fifth highest rating out of twenty-seven possible ratings).

     Our Moody's financial strength ratings are A1 for Berkley Insurance Company, Berkley Regional Insurance Company and Admiral Insurance Company (the fifth highest rating out of twenty-one possible ratings).

     Our twenty-five insurance company subsidiaries rated by Fitch Ratings ("Fitch") have insurer financial strength ratings of AA- (the fourth highest rating out of twenty-seven possible ratings).

The following sections describe our reporting segments and their businesses in greater detail. These businesses underwrite on behalf of one or more affiliated insurance companies within the group. The businesses are identified for descriptive purposes only and are not legal entities, but for marketing purposes may sometimes be referred to individually as "a Berkley company" or collectively as "Berkley companies." Unless otherwise indicated, all references in this Form 10-K to "Berkley," "we," "us," "our," the "Company" or similar terms refer to W. R. Berkley Corporation together with its subsidiaries and businesses. W. R. Berkley Corporation is a Delaware corporation formed in 1970.

<u>Insurance</u>

Our Insurance businesses underwrite predominantly commercial and specialty personal lines insurance business primarily throughout the United States. Many units offer coverage globally, while others specialize in specific international markets. The Insurance businesses focus on the following general areas:

Excess & Surplus Lines: A number of our businesses are dedicated to the U.S. excess and surplus lines market. They serve a diverse group of customers that often have complex risk or unique exposures that typically fall outside the underwriting guidelines of the standard insurance market. Lines of business underwritten by our excess and surplus lines businesses include premises operations, auto, property, products liability, general liability and professional liability lines. Products are generally distributed through wholesale agents and brokers.

Industry Specialty: Certain other businesses focus on providing specialty coverages to customers within a particular industry that are best served by underwriters and claims professionals with specialized knowledge of that industry. They offer multiple lines of business with policies tailored to address the unique exposures of these industries, often with the flexibility of providing coverages on either an admitted or a non-admitted basis in the U.S., as well as internationally. Each business delivers its products through one or more distribution channels, including retail and wholesale agents, brokers, and managing general agents (MGAs), depending on the customer and the particular risks insured.

Product Specialty: Other businesses specialize in providing specific lines of insurance coverage, such as workers' compensation or professional liability, to a wide range of customers. They offer insurance products, analytical tools and risk management services such as loss control and claims management that enable clients to manage their risk appropriately. Business is typically written on an admitted basis, although some businesses may offer non-admitted products in the U.S. and offer products internationally. Independent agents and brokers are the primary means of distribution.

Regional: Certain businesses offer standard insurance products and services focused on meeting the specific needs of a geographically differentiated customer base. Key clients are small-to-midsized businesses. These regionally focused businesses provide a broad array of commercial insurance products to customers primarily in 45 states and the District of Columbia and have developed expertise in niches that reflect local economies. They are organized geographically in order to provide them with the flexibility to adapt quickly to local market conditions and customer needs.

In addition, through our non-U.S. insurance businesses, we write business in more than 60 countries worldwide, with branches or offices in 43 cities outside the United States, in Asia, Australia, Canada, Continental Europe, Mexico, Scandinavia, South America and the United Kingdom. In each of our operating territories, we have built decentralized structures that allow products and services to be tailored to each regional customer base. Our businesses are managed by teams of professionals with expertise in local markets and knowledge of regional environments.

In addition to providing insurance products, certain businesses also provide a wide variety of fee-based services, including claims, administrative and consulting services.

Businesses comprising the Insurance segment are as follows:

Acadia Insurance is a Northeast regional property casualty underwriter offering a broad portfolio of products exclusively through local independent agents in Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. In addition to its general offerings, Acadia has specialized expertise in insuring regional industries such as construction, service contractors, lumber, and transportation.

Admiral Insurance provides excess and surplus lines coverage for commercial risks that generally consist of hard-to-place, specialized risks that involve moderate to high degrees of hazard. In both general liability and professional lines, Admiral has a broad line of products to meet the needs of existing as well as emerging opportunities. The distribution of products is limited solely to wholesale brokers.

Berkley Accident and Health underwrites accident and health insurance and reinsurance products in four primary areas: medical stop loss, managed care, special risk and group captive. It has a diversified product and service portfolio serving a range of clients from small employers, health care organizations, and membership groups to Fortune 500 companies.

Berkley Agribusiness offers insurance for larger commercial risks across the United States involved in the supply, storage, handling, processing and distribution of commodities related to the agriculture and food industries.

Berkley Alliance Managers offers tailored insurance coverages and comprehensive risk management solutions designed to enhance profitability and reduce susceptibility to loss in four target markets - Design Professionals, Construction Professionals, Accounting Professionals and miscellaneous non-medical Service Professionals.

Berkley Aspire provides excess and surplus lines coverage on a national basis to small to medium-sized insureds with low to moderate insurance risk. Its product lines include general liability, excess liability and some property and inland marine coverage. It serves a limited distribution channel, including select Berkley business agents.

Berkley Asset Protection provides specialized insurance coverages for fine arts and jewelry exposures to commercial and individual clients.

Berkley Canada underwrites specialty, casualty and surety lines of business on behalf of the Canadian branch of Berkley Insurance Company. It specializes in commercial casualty and professional liability, and offers a broad portfolio of risk products that include commercial general liability, umbrella, professional liability, directors and officers, commercial property and surety, in addition to niche products for specific industries such as technology, life sciences and travel.

Berkley Construction Solutions provides excess liability coverage to residential and commercial contractors on a project or practice basis.

Berkley Custom Insurance focuses on the excess casualty insurance market and offers umbrella and excess liability coverages to clients from the small/middle market to Fortune 1000 companies in target classes of business including construction, manufacturing, retail/wholesale trade, finance, real estate, public entities and oil & gas.

Berkley Cyber Risk Solutions focuses on insurance and risk management products that respond to the changing cyber security vulnerabilities of organizations around the world. It offers specialty commercial cyber insurance coverages on a worldwide basis to clients of all sizes.

Berkley E&S Solutions provides general liability excess and surplus lines coverages for mid-market U.S. companies with generally hard-to-place, specialized risks that involve moderate to high degrees of hazard and require tailored terms, primarily utilizing self-insurance retentions. The distribution of products is highly limited to a small number of individually appointed wholesale brokers.

Berkley Enterprise Risk Solutions provides custom workers' compensation programs to large employers operating in a broad range of industries. Loss sensitive and/or guaranteed cost programs are offered to employers with exposure predominately in California.

Berkley Entertainment underwrites property casualty insurance products, both on an admitted and non-admitted basis, for clients in the entertainment industry and sports-related organizations.

Berkley Environmental underwrites casualty and specialty environmental products for environmental customers including contractors, consultants, property owners and facilities operators.

Berkley Financial Specialists serves the insurance needs of companies predominantly in the financial services sector. Its Berkley Crime division provides crime and fidelity related insurance products for commercial organizations, financial sector businesses and governmental entities on a primary and excess basis. Its Financial Services segment provides management liability and fidelity products to financial institutions, insurance companies and asset management firms.

Berkley Fire & Marine offers a broad range of preferred inland marine and related property risks and services to customers throughout the United States. Products are distributed through independent agents and brokers.

Berkley Healthcare underwrites customized, comprehensive insurance solutions for the full spectrum of healthcare providers. Through Berkley Healthcare Medical Professional, it offers a wide range of medical professional coverages. Through Berkley Healthcare Financial Lines, it offers a comprehensive suite of financial lines coverages.

Berkley Human Services provides property casualty insurance coverages to human services organizations, including nonprofit and for-profit organizations. Its product offerings include traditional primary and excess coverages.

Berkley Industrial Comp specializes in writing workers' compensation insurance for diverse high hazard industries in select states. Its products are distributed by a select group of independent retail agents and wholesale brokers.

Berkley Insurance Asia underwrites specialty commercial insurance coverages to clients in North Asia and Southeast Asia through offices in Hong Kong, Singapore, Labuan and Shanghai.

Berkley Insurance Australia underwrites general insurance business in Australia, including professional indemnity insurance for companies of all sizes.

Berkley Latinoamérica provides property, casualty, auto, surety, group life and workers' compensation products and services in its operating territories of Argentina, Brazil, the Caribbean, Colombia, Mexico and Uruguay.

Berkley Life Sciences offers a comprehensive spectrum of property casualty products to the life sciences industry on a global basis, including both primary and excess product liability coverages. It serves pharmaceutical and biotech companies, medical device companies, dietary supplement companies, medical and research related software developers, contract research and manufacturing organizations, research institutions and organizations, and other related businesses.

Berkley Luxury Group provides commercial package insurance programs for high-end cooperative, condominium, and quality rental apartment buildings and upscale restaurants in the New York, New Jersey, Chicago and Washington, D.C. metropolitan markets, as well as other select markets.

Berkley Management Protection offers a modular suite of management liability products for small and middle market companies through a bespoke and easy to use platform tailored to independent agents. The management liability coverages they provide include directors and officers, employment practices, fiduciary, cyber, crime and miscellaneous professional liability.

Berkley Mid-Atlantic Group provides commercial property casualty coverages to a wide variety of businesses in Delaware, the District of Columbia, Maryland, Ohio, Pennsylvania, and Virginia. Focusing on small and middle market accounts, it complements its standard writings with specialized products in areas such as construction.

Berkley Net Underwriters focuses on small and medium-sized commercial risks, using a web-based system to allow producers to quote, bind and service workers' compensation insurance products on behalf of Berkley member insurance companies.

Berkley North Pacific offers preferred insurance products and services to a broad range of small to medium size commercial entities. It operates through independent agents in Idaho, Montana, Oregon, Utah and Washington.

Berkley Offshore Underwriting Managers is a specialist global underwriter of energy and marine risks. Its three divisions provide specialty insurance products in the energy upstream, energy liability and marine sectors.

Berkley Oil & Gas provides property casualty products and risk services to the United States energy sector. Its customer base includes risks of all sizes that work in the oil patch, including operators, drillers, geophysical contractors, well-servicing contractors, and manufacturers/distributors of oil field products, as well as those in the renewable energy sector.

Berkley One provides a customizable suite of personal lines insurance solutions including home, condo/co-op, auto, fine art and collectibles, liability, collector vehicle and recreational marine. Berkley One targets high net worth individuals and families with sophisticated risk management needs.

Berkley Product Protection offers a broad product suite, including product liability and product recall and Contamination, to assist clients in the manufacturing, wholesale and import space with their risk management and insurance needs.

Berkley Professional Liability specializes in professional liability insurance for publicly-traded and private entities on a worldwide basis. Its liability coverages include directors and officers, errors and omissions, fiduciary, employment practices, and sponsored insurance agents' errors and omissions. Berkley Transactional, a division of Berkley Professional Liability, underwrites a full suite of transactional insurance products, including representations and warranties insurance, and tax opinion insurance.

Berkley Program Specialists is a program management business offering both admitted and non-admitted insurance support on a nationwide basis for commercial casualty and property program administrators with specialized insurance expertise. Its book is built around blocks of homogeneous business and programs.

Berkley Public Entity specializes in providing excess coverage and services to individual governmental and scholastic entities and intergovernmental risk sharing groups. Products include general liability, auto liability, law enforcement liability, public officials and educator's legal liability, employment practices liability, incidental medical, property and crime.

Berkley Risk provides at-risk and alternative risk insurance program management services for a broad range of groups and individuals including public entity pools, professional associations, captives and self-insured clients. As a third party administrator, it manages workers' compensation, liability and property claims nationwide.

Berkley Select specializes in underwriting professional liability insurance for law firms and accounting firms, as well as other professional firms and their practices. It also offers executive liability products, including directors and officers liability, employment practices and fiduciary liability, to small to middle market privately held and not-for-profit customers. Berkley Select provides these insurance products on both an admitted and surplus lines basis.

Berkley Small Business Solutions offers commercial insurance products for small businesses through a modern technology platform that leverages data and analytics. Its initial product offering focuses on preferred risks in the non-fleet transportation market.

Berkley Southeast offers a wide array of commercial lines products in six southeastern states: Alabama, Georgia, Mississippi, North Carolina, South Carolina and Tennessee, specializing in small to mid-sized accounts.

Berkley Specialty Excess provides excess and surplus lines coverages for hard-to-place risks involved in moderate to high degrees of hazard. It focuses on highly specialized risk exposures within specific industry verticals such as the environmental and energy industries. Its predominate focus is on providing excess insurance; however, in some cases it provides highly specialized environmental primary products tailored to the individual risk. Products are distributed through a minimal number of insurance brokers and agents that specialize in these industry verticals.

Berkley Surety provides a full spectrum of surety bonds for construction, environmental and commercial surety accounts in the U.S. and Canada, through an independent agency and broker platform across 19 field locations.

Berkley Technology Underwriters provides technology error & omission (TE&O) and first party cyber coverage along with traditional package, umbrella and worker's compensation products. TE&O and cyber products provide industry specialization for both domestic and foreign technology, government contracting, telecommunications, digital media, manufacturing and private equity firms.

Carolina Casualty is a national provider of primary commercial insurance products and services to the transportation industry. It underwrites on an admitted basis in all 50 states and the District of Columbia. Its *Berkley Prime Transportation* business provides primary auto liability, auto physical damage and general liability to a broad array of trucking operations.

Continental Western Group is a Midwest regional property and casualty insurance operation providing underwriting and risk management services to a broad array of regional businesses in thirteen Midwest states. In addition to its generalist portfolio, Continental Western offers specialty underwriting solutions for diversified agriculture, construction, light manufacturing, transportation, volunteer fire departments, rural utilities and public entities.

Gemini Transportation is a national provider of excess liability insurance for various domestic surface transportation businesses, including the railroad industry as well as the trucking, busing and other industries that use rubber-wheeled vehicles for over-the-road use.

Intrepid Direct provides business insurance coverages through a direct distribution model focused on the franchise market, with specialties including the restaurant, garage and fitness industries.

Key Risk specializes in writing workers' compensation insurance for diverse industries including healthcare, human services, transportation, temporary staffing, professional employer organizations and contractors requiring coverage under the United States Longshore and Harbor Workers' Compensation Act (USL&H). Its products are distributed by a select group of independent retail agents and wholesale brokers located throughout the United States.

Nautilus Insurance Group insures excess and surplus lines risks for small to medium-sized commercial risks with low to moderate susceptibility to loss. It writes commercial excess and surplus lines business nationwide and admitted lines commercial business in a limited number of states. A substantial portion of Nautilus' business is written through its close, long-standing network of general agents, who are chosen on a highly selective basis.

Preferred Employers Insurance focuses exclusively on workers' compensation products and services for businesses based in California. It serves thousands of customers covering a broad spectrum of industries throughout the state.

Union Standard offers preferred commercial property and casualty insurance products and services to a wide range of small to medium size commercial entities with a focus on the construction, farm/ranch, retail and service industries. It operates through independent agents in Arizona, Arkansas, New Mexico, Oklahoma and Texas.

Vela Insurance Services specializes in commercial casualty insurance on an excess and surplus lines basis. Its primary focus is on general liability insurance for construction, manufacturing and general casualty clients as well as products liability and miscellaneous professional liability coverages distributed through wholesale insurance brokers.

Verus Specialty Insurance offers tailored casualty, professional liability, and garage coverages, specializing in the excess and surplus lines market. It primarily serves the construction, manufacturing, garage service and professional sectors through a selective wholesale broker network.

W R B Europe is comprised of specialist businesses offering a focused range of insurance products to markets in Continental Europe.

W / R / B Underwriting provides a broad range of insurance products to the Lloyd's marketplace, with a concentration in specialist classes of business including property, professional indemnity and financial lines.

The following table sets forth the percentage of gross premiums written by each Insurance business:

	Year Ended December 31,		
	2023	**2022**	**2021**
Acadia Insurance	5.3%	5.2%	5.5%
Admiral Insurance	7.0	6.2	5.9
Berkley Accident and Health	5.3	5.1	5.0
Berkley Agribusiness	0.8	0.8	0.8
Berkley Alliance Managers	2.3	2.7	2.8
Berkley Aspire	1.2	0.9	0.7
Berkley Asset Protection	0.9	1.0	0.8
Berkley Canada	1.0	1.2	1.2
Berkley Construction Solutions	0.6	0.4	—
Berkley Custom Insurance	2.9	3.1	3.2
Berkley Cyber Risk Solutions	0.8	0.9	0.8
Berkley E&S Solutions	0.1	—	—
Berkley Enterprise Risk Solutions	0.1	—	—
Berkley Entertainment	1.7	1.8	1.8
Berkley Environmental	6.6	5.6	5.2
Berkley Financial Specialists	0.6	0.6	0.6
Berkley Fire & Marine	0.9	0.7	0.8
Berkley Healthcare	1.5	1.8	1.8
Berkley Human Services	1.3	1.1	1.0
Berkley Industrial Comp	0.7	0.7	0.8
Berkley Insurance Asia	0.8	0.8	0.8
Berkley Insurance Australia	1.6	1.7	1.7
Berkley Latinoamérica	3.2	2.9	2.7
Berkley Life Sciences	0.5	0.5	0.5
Berkley Luxury Group	0.7	0.8	0.9
Berkley Management Protection	0.2	0.1	—
Berkley Mid-Atlantic Group	0.9	1.0	1.3
Berkley Net Underwriters	1.9	2.2	2.1
Berkley North Pacific	0.7	0.7	0.7
Berkley Offshore Underwriting Managers	1.5	1.4	1.5
Berkley Oil & Gas	3.0	3.5	3.0
Berkley One	2.6	1.8	1.2
Berkley Product Protection	0.3	0.3	0.4
Berkley Professional Liability	3.8	5.8	7.5
Berkley Program Specialists	0.9	1.7	2.0
Berkley Public Entity	0.7	0.6	0.6
Berkley Risk	0.3	0.3	0.2
Berkley Select	1.8	1.8	2.0
Berkley Small Business Solutions	0.2	—	—
Berkley Southeast	2.3	2.2	2.3
Berkley Specialty Excess	0.2	—	—
Berkley Surety	1.1	1.1	1.1
Berkley Technology Underwriters	0.6	0.6	0.6
Carolina Casualty	2.1	2.1	1.7
Continental Western Group	2.6	2.4	2.5
Gemini Transportation	3.0	3.1	3.0
Intrepid Direct	1.5	1.2	1.1
Key Risk	2.1	2.2	2.5
Nautilus Insurance Group	4.7	4.7	4.5
Preferred Employers Insurance	1.0	1.2	1.5
Union Standard	1.3	1.5	1.7
Vela Insurance Services	2.6	2.5	2.6
Verus Specialty Insurance	1.0	0.8	0.8
W R B Europe	1.1	1.0	1.1
W/R/B Underwriting	3.9	3.6	4.0
Other	1.7	2.1	1.2
Total	100.0%	100.0%	100.0%

The following table sets forth percentages of gross premiums written, by line, by our Insurance operations:

	Year Ended December 31,		
	2023	**2022**	**2021**
Other liability	38.4%	37.0%	35.6%
Short-tail lines (1)	25.1	23.2	22.2
Professional liability	13.0	15.5	17.3
Auto	12.7	12.6	12.5
Workers' compensation	10.8	11.7	12.4
Total	100.0%	100.0%	100.0%

_____

(1) Short-tail lines include commercial multi-peril (non-liability), inland marine, accident and health, fidelity and surety, boiler and machinery, high net worth homeowners and other lines.

Reinsurance & Monoline Excess

We provide other insurance companies and self-insureds with assistance in managing their net risk through reinsurance on either a portfolio basis, through treaty reinsurance, or on an individual basis, through facultative reinsurance. Our monoline excess operations solely retain risk on an excess basis.

Businesses comprising the Reinsurance & Monoline Excess segment are as follows:

Berkley Re America provides treaty and facultative reinsurance solutions on a variety of product lines through reinsurance brokers to companies whose primary operations are within the United States and Canada.

Berkley Re Asia Pacific provides property and casualty reinsurance to the Asia Pacific marketplace. With offices in Brisbane, Sydney, Beijing, Labuan and Singapore, each branch focuses on excess of loss reinsurance, targeting both property and casualty treaty and facultative contracts, through multiple distribution channels.

Berkley Re Solutions is a direct casualty facultative reinsurance underwriter serving clients through a nationwide network of regional offices. Its facultative reinsurance products include automatic, semi-automatic and individual risk assumed reinsurance. It also provides its customers with turnkey products such as cyber, employment practices liability insurance ("EPLI"), liquor liability insurance and violent events coverage to help enhance their clients' product offerings, along with underwriting, claims, and actuarial consultation.

Berkley Re UK writes international property casualty treaty and property facultative accounts. Its territorial scope includes reinsured clients domiciled in the United Kingdom, Europe, Africa, the Middle East and the Caribbean.

Lloyd's Syndicate 2791 Participation represents the Company's minority participation in a Lloyd's syndicate that writes a broad range of mainly short-tail classes of business.

Midwest Employers Casualty provides excess workers' compensation insurance products to individual employers, groups and workers' compensation insurance companies across the United States. Its workers' compensation excess of loss products include self-insured excess of loss coverages and large deductible policies. Through its relationship with Berkley Net Underwriters, Midwest Employers Casualty also offers multi-state coverage for group self-insureds. It has developed sophisticated, proprietary analytical tools and risk management services designed to help its insureds lower their total cost of risk.

The following table sets forth the percentages of gross premiums written by each Reinsurance & Monoline Excess business:

| | Year Ended December 31, | | |
	2023	2022	2021
Berkley Re America	33.7%	34.6%	31.2%
Berkley Re Asia Pacific	16.0	15.6	15.4
Berkley Re Solutions	10.2	12.5	13.8
Berkley Re UK	11.4	12.8	13.8
Lloyd's Syndicate 2791 Participation	9.4	6.1	6.8
Midwest Employers Casualty	19.3	18.4	19.0
Total	100.0%	100.0%	100.0%

The following table sets forth the percentages of gross premiums written, by line, by our Reinsurance & Monoline Excess operations:

| | Year Ended December 31, | | |
	2023	2022	2021
Casualty	56.4%	61.7%	61.8%
Property	24.4	19.9	19.2
Monoline Excess	19.2	18.4	19.0
Total	100.0%	100.0%	100.0%

Results by Segment

Summary financial information about our segments is presented on a GAAP basis in the following table:

| | Year Ended December 31, | | |
(In thousands)	2023	2022	2021
Insurance			
Revenue	$ 9,961,152	$ 8,952,493	$ 7,578,592
Income before income taxes	1,640,438	1,455,658	1,219,798
Reinsurance & Monoline Excess			
Revenue	1,481,991	1,386,639	1,203,647
Income before income taxes	438,765	316,527	270,563
Other (1)			
Revenue	699,795	827,367	673,227
Loss before income taxes	(324,800)	(52,504)	(207,456)
Total			
Revenue	$ 12,142,938	$ 11,166,499	$ 9,455,466
Income before income taxes	$ 1,754,403	$ 1,719,681	$ 1,282,905

---

(1) Represents corporate revenues and expenses, net investment gains and losses, and revenues and expenses from non-insurance businesses that are consolidated for financial reporting purposes.

The table below represents summary underwriting ratios on a GAAP basis for our segments. Loss ratio is losses and loss expenses incurred expressed as a percentage of net premiums earned. Expense ratio is underwriting expenses expressed as a percentage of net premiums earned. Underwriting expenses do not include expenses related to insurance services or unallocated corporate expenses. Combined ratio is the sum of the loss ratio and the expense ratio. The combined ratio represents a measure of underwriting profitability, excluding investment income. A number in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit:

	Year Ended December 31,		
	2023	**2022**	**2021**
Insurance			
Loss ratio	62.3 %	61.3 %	61.1 %
Expense ratio	28.4	27.9	28.3
Combined ratio	90.7 %	89.2 %	89.4 %
Reinsurance & Monoline Excess			
Loss ratio	53.8 %	61.3 %	61.0 %
Expense ratio	28.3	28.4	29.7
Combined ratio	82.1 %	89.7 %	90.7 %
Total			
Loss ratio	61.3 %	61.3 %	61.1 %
Expense ratio	28.4	28.0	28.5
Combined ratio	89.7 %	89.3 %	89.6 %

Investments

Investment results, before income taxes, were as follows:

	Year Ended December 31,					
(In thousands)	**2023**		**2022**		**2021**	
Average investments, at cost (1)	$	26,444,111	$	24,438,112	$	22,234,975
Net investment income (1)	$	1,052,835	$	779,185	$	671,618
Percent earned on average investments (1)		3.9 %		3.2 %		3.0 %
Net investment gains	$	47,042	$	202,397	$	90,632
Change in unrealized investment gains (losses) (2)	$	392,903	$	(1,248,128)	$	(254,939)

_____

(1) Includes investments, cash and cash equivalents, trading accounts receivable (payable) from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

(2) Represents the change in unrealized investment gains (losses) for available for sale securities recognized in stockholders' equity.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	Year Ended December 31,		
	2023	**2022**	**2021**
Barclays U.S. Aggregate Bond Index	3.3 %	2.7 %	2.3 %
S&P 500® Index	2.0	1.3	1.8

The percentages of the fixed maturity portfolio categorized by contractual maturity, based on fair value, on the dates indicated, are set forth below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay certain obligations.

	Year Ended December 31,		
	2023	**2022**	**2021**
1 year or less	9.2%	8.7%	9.5%
Over 1 year through 5 years	46.2	47.2	46.1
Over 5 years through 10 years	21.2	23.4	25.2
Over 10 years	12.2	11.2	12.7
Mortgage-backed securities	11.2	9.5	6.5
Total	100.0%	100.0%	100.0%

At each of December 31, 2023 and 2022, the fixed maturity portfolio, including cash and cash equivalents, had an effective duration of 2.4 years.

Loss and Loss Expense Reserves

To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment based upon known information about the claim at that time. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in estimating the ultimate economic value of losses. These factors include, among others, historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

The risk and complexity of estimating loss reserves are greater when economic conditions are uncertain. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Whereas a slowing economy would generally lead to lower inflation or even deflation, increased government spending would generally lead to higher inflation. A change in our assumptions regarding inflation would result in reserve increases or decreases that would be reflected in our earnings in periods in which such assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties, which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Although the loss reserves included in the Company's financial statements represent management's best estimates, setting reserves is inherently uncertain and the Company cannot provide assurance that its current reserves will prove adequate in light of subsequent events.

The Company discounts its liabilities for certain workers' compensation reserves. The amount of workers' compensation reserves that were discounted was $1,352 million and $1,464 million at December 31, 2023 and 2022, respectively. The aggregate net discount for those reserves, after reflecting the effects of ceded reinsurance, was $390 million and $416 million at December 31, 2023 and 2022, respectively. At December 31, 2023, discount rates by year ranged from 0.7% to 6.5%, with a weighted average discount rate of 3.5%.

Substantially all discounted workers' compensation reserves (97% of total discounted reserves at December 31, 2023) are excess workers' compensation reserves. In order to properly match loss expenses with income earned on investment securities supporting the liabilities, reserves for excess workers' compensation business are discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These rates are determined annually based on the weighted average rate for the period. Once established, no adjustments are made to the discount rate for that period, and any increases or decreases in loss reserves in subsequent years are discounted at the same rate, without regard to when any such adjustments are recognized. The expected loss and loss expense payout patterns subject to discounting are derived from the Company's loss payout experience.

The Company also discounts reserves for certain other long-duration workers' compensation reserves (representing approximately 3% of total discounted reserves at December 31, 2023), including reserves for quota share reinsurance and reserves related to losses regarding occupational lung disease. These reserves are discounted at statutory rates permitted by the Department of Insurance of the State of Delaware.

To date, known environmental and asbestos claims have not had a material impact on the Company's operations, because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental or asbestos exposures prior to 1986 when an absolute exclusion was incorporated into standard policy language.

The Company's net reserves for losses and loss expenses relating to environmental and asbestos claims on policies written before adoption of the absolute exclusion was $17 million and $20 million at December 31, 2023 and 2022, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues, as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

The table below provides a reconciliation of the beginning of year and end of year property casualty reserves for the indicated years:

(In thousands)	2023	2022	2021
Net reserves at beginning of year	$ 14,248,879	$ 12,848,362	$ 11,620,393
Net provision for losses and loss expenses:			
Claims occurring during the current year (1)	6,311,780	5,774,713	4,921,191
Increase in estimates for claims occurring in prior years (2)	29,681	54,511	863
Loss reserve discount amortization	30,681	32,526	31,906
Total	6,372,142	5,861,750	4,953,960
Net payments for claims:			
Current year	1,217,078	1,068,577	887,896
Prior years	3,764,532	3,279,333	2,777,798
Total	4,981,610	4,347,910	3,665,694
Foreign currency translation	22,409	(113,323)	(60,297)
Net reserves at end of year	15,661,820	14,248,879	12,848,362
Ceded reserves at end of year	3,077,832	2,762,344	2,542,526
Gross reserves at end of year	$ 18,739,652	$ 17,011,223	$ 15,390,888
Net change in premiums and losses occurring in prior years:			
Increase in estimates for claims occurring in prior years (2)	$ (29,681)	$ (54,511)	$ (863)
Retrospective premium adjustments for claims occurring in prior years (3)	10,782	18,106	7,510
Net premium and reserve development on prior years	$ (18,899)	$ (36,405)	$ 6,647

_____

(1) Claims occurring during the current year are net of loss reserve discounts of $47 million, $35 million and $21 million in 2023, 2022 and 2021, respectively.

(2) The change in estimates for claims occurring in prior years is net of loss reserve discount. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $13 million in 2023, increased by $16 million in 2022, and decreased by $19 million in 2021.

(3) For certain retrospectively rated insurance policies and reinsurance agreements, changes in loss and loss expenses for prior years are offset by additional or return premiums.

Also, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 13, Reserves for Losses and Loss Expenses included in our audited consolidated financial statements for further information regarding the changes in estimates for claims occurring in prior years.

A reconciliation between the reserves as of December 31, 2023 as reported in the accompanying consolidated GAAP financial statements and those reported on the basis of statutory accounting principles ("SAP") in the Company's U.S. regulatory filings is as follows:

(In thousands)	
Net reserves reported in U.S. regulatory filings on a SAP basis	$ 14,954,598
Reserves for non-U.S. companies	780,762
Loss reserve discounting (1)	(80,832)
Ceded reserves	3,077,832
Allowance for expected credit losses on due from reinsurers	7,292
Gross reserves reported in the consolidated GAAP financial statements	$ 18,739,652

_____

(1) For statutory purposes, the Company discounts its workers' compensation reinsurance reserves at 2.5% as prescribed or permitted by the Department of Insurance of the State of Delaware. In its GAAP financial statements, the Company discounts excess workers' compensation reserves at the risk-free rate and assumed workers' compensation reserves at the statutory rate.

Reinsurance

We follow a common industry practice of reinsuring a portion of our exposures and paying to reinsurers a portion of the premiums received on the policies that we write. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer contractually liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and attempt to place our coverages only with substantial, financially sound carriers. As a result, generally the reinsurers who reinsure our casualty insurance must have an A.M. Best rating of "A (Excellent)" or better with at least $1 billion in policyholder surplus and the reinsurers who cover our property insurance must have an A.M. Best rating of "A- (Excellent)" or better with at least $1 billion in policyholder surplus.

Regulation

U.S. Regulation

Our U.S. insurance subsidiaries are principally regulated by their domiciliary state insurance departments and are subject to varying degrees of regulation and supervision in the other U.S. jurisdictions in which they do business. As of January 1, 2024, there are six domiciliary states related to our U.S. insurance subsidiaries.

Overview. Our domestic insurance subsidiaries are subject to statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. This regulation relates to such matters as the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; deposits of securities for the benefit of policyholders; approval of certain policy forms and premium rates; periodic examination of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of insurers or for other purposes; establishment and maintenance of reserves for unearned premiums, loss expenses and losses; and requirements regarding numerous other matters. Our property casualty subsidiaries, other than our excess and surplus lines and reinsurance subsidiaries, must generally file all rates with the insurance department of each state in which they operate. Our excess and surplus lines and reinsurance subsidiaries generally operate free of rate and form regulation.

Holding Company Statutes. In addition to regulatory supervision of our insurance subsidiaries, we are subject to state statutes governing insurance holding company systems. Under the terms of applicable state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities would be required to obtain prior regulatory approval of the purchase. Typically, such statutes require that we periodically file information with the appropriate domiciliary state insurance commissioner, including information concerning our capital structure, ownership, financial condition and general business operations.

We must also annually submit to the lead state regulator for our group an "enterprise risk management report" which identifies the activities and circumstances of any affiliated company that might have a material adverse effect on the financial condition of our group or our U.S. licensed insurers.

In addition, all states have adopted changes to the holding company act that authorize U.S. insurance regulators to lead or participate in the group-wide supervision of certain international insurance groups. In November 2019, the International Association of Insurance Supervisors ("IAIS"), an international standard setter, adopted a global framework for the supervision of internationally active insurance groups ("IAIGs"), as discussed below under "International Regulation." This framework includes a risk-based, group-wide global insurance capital standard ("ICS"), which is undergoing a five-year monitoring period that started in January 2020. We have received notice from Delaware, our lead state insurance regulator, that we may be considered an IAIG. In the event that we are deemed to be an IAIG, we would be subject to international oversight coordinated by the Delaware Department of Insurance.

In the United States, the National Association of Insurance Commissioners (the "NAIC") has developed a group capital calculation tool that uses a risk-based capital aggregation methodology for all entities in an insurance holding company system. The goal is to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all companies regardless of their structure. In 2022, Delaware, our lead state regulator, adopted the NAIC amendments to the model holding company act and regulation that require the ultimate controlling person of an insurer subject to holding company registration to submit the group capital calculation filing annually with its lead state regulator.

All states have adopted the NAIC's Risk Management and Own Risk and Solvency Assessment Model Act (the "ORSA Model Act"), which requires an insurance holding company system's chief risk officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report ("ORSA Report"). The ORSA Report is a confidential internal assessment of the material and relevant risks associated with an insurer's current business plan and the sufficiency of capital resources to support those risks. Under the ORSA Model Act, as enacted by the states, we are required to:

- regularly, no less than annually, conduct an Own Risk and Solvency Assessment to assess the adequacy of our risk management framework, and current and estimated projected future solvency position;
- internally document the process and results of the assessment; and

- provide an ORSA Report annually to the State of Delaware's Insurance Commissioner.

Cybersecurity Regulations. New York's cybersecurity regulation applies to financial services institutions authorized by the New York State Department of Financial Services (the "NYDFS"), including our insurance subsidiaries licensed in New York. The regulation requires these entities to assess risks associated with their information systems and establish and maintain a cybersecurity program reasonably designed to protect consumers' private data and the confidentiality, integrity and availability of the licensee's information systems. On November 1, 2023, the NYDFS adopted amendments to New York's cybersecurity regulation, which require additional reporting, governance and oversight measures, and enhanced cybersecurity safeguards to be implemented. The amendments take effect in phases that began in 2023 and continue through 2025.

The NAIC has adopted the Insurance Data Security Model Law (the "Cybersecurity Model Law") for consideration by state legislatures, which establishes standards for data security, the investigation of cybersecurity events involving the unauthorized access to, or misuse of, certain nonpublic information, and reporting to insurance commissioners. The Cybersecurity Model Law imposes significant regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. As of December 31, 2023, the Cybersecurity Model Law, or a form thereof, had been adopted by several states, including three of our U.S. insurance subsidiaries' domiciliary states. A drafting note in the Cybersecurity Model Law states that a licensee's compliance with New York's cybersecurity regulation is intended to constitute compliance with the Cybersecurity Model Law, but compliance remains a state-by-state issue requiring consideration of any State differences in implementation and enforcement of the Cybersecurity Model Law.

Certain other states have enacted or are considering laws and regulations related to privacy and data security. For example, the California Consumer Privacy Act ("CCPA"), broadly regulates the collection, processing and disclosure of California residents' personal information, imposes limits on the "sale" of personal information and grants California residents certain rights to, among other things, access and delete data about them in certain circumstances. The CCPA also established a private right of action, with potentially significant statutory damages, whereby businesses that fail to implement reasonable security measures to protect against breaches of personal information could be liable to affected California consumers. California subsequently enacted the California Privacy Rights Act ("CPRA"), which came into full effect in January 2023 and amended the CCPA by imposing additional limitations and obligations with respect to covered businesses' use and sharing of certain personal data. Compliance with the CCPA/CPRA may increase the cost of providing our products and services in California. An increasing number of U.S. states have adopted, or are considering legislation similar to the CCPA. Additionally, the NAIC is working on a new Insurance Consumer Privacy Protections Model Law to reflect the extensive innovations in communications and technology since the adoption of the prior model laws.

We cannot predict the impact, if any, that any current, proposed or future federal or state cybersecurity laws or regulations will have on our business, financial condition or results of operations.

Innovation and Technology. As a result of increased innovation and use of technology in the insurance sector, the NAIC and insurance regulators have been focusing on the use of "big data" techniques, such as artificial intelligence, machine learning and automated decision-making. In December 2023, the NAIC adopted the Model Bulletin on the Use of Artificial Intelligence Systems by Insurers (the "AI Bulletin"). The AI Bulletin may be adopted and issued by state regulators to licensed insurers. In addition to affirming that the use of artificial intelligence must comply with existing state law, the AI Bulletin sets forth regulators' expectations on how insurers will develop, acquire and use artificial intelligence technologies. In 2024, the NAIC plans to form a new task force to create a regulatory framework for the oversight of insurers' use of third-party data and models.

The NAIC and state insurance regulators are also focused on addressing unfair discrimination by insurers in the use of consumer data and technology, and certain states have passed laws or are considering action targeting unfair discrimination practices. For example, in 2021 Colorado enacted a law that prohibits insurers from using external consumer data and information sources ("ECDIS"), as well as algorithms or predictive models that use ECDIS, in a way that unfairly discriminates based on race, color, national or ethnic origin, religion, sex, sexual orientation, disability, gender identity or gender expression. In August 2023, Colorado adopted regulations requiring life insurers to adopt a governance and risk management framework for the use of artificial intelligence, machine learning and other technologies that utilize "external consumer data." It is expected that Colorado will also adopt governance and testing regulations for other lines of insurance, in accordance with the requirements of its 2021 law.

We cannot predict whether states will adopt the AI Bulletin, or what, if any, changes to laws or regulations may be enacted with regard to "big data" or artificial intelligence technologies.

Risk-Based Capital Requirements. The NAIC utilizes a Risk-Based Capital ("RBC") formula that is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. The RBC formula develops a risk adjusted target level of adjusted statutory capital by applying certain factors to various asset, premium and reserve items. The NAIC RBC Model Law provides for four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to actually placing the insurer under regulatory control. The RBC of each of our domestic insurance subsidiaries was above the calculated RBC target level as of December 31, 2023.

Insurance Regulatory Information System. The NAIC also has developed a set of 13 financial ratios for property and casualty insurers referred to as the Insurance Regulatory Information System ("IRIS"). On the basis of statutory financial statements filed with state insurance regulators, the NAIC annually calculates these IRIS ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range for each of the IRIS financial ratios.

Guaranty Funds. Our U.S. insurance subsidiaries are also subject to assessment by state guaranty funds in states where we transact admitted business when an insurer in a particular jurisdiction has been judicially declared insolvent and the insolvent company's available funds are insufficient to pay policyholders and claimants the amounts to which they are entitled. The protection afforded under a state's guaranty fund to policyholders of the insolvent insurer varies from state to state. Generally, all licensed property casualty insurers are considered to be members of the fund, and assessments are based upon their pro rata share of direct written premiums in that state. The NAIC Post-Assessment Property and Liability Insurance Guaranty Association Model Act, a version of which has been adopted by all states, limits assessments to 2% of an insurer's subject premiums and permits recoupment of assessments through rate setting. Likewise, several states (or underwriting organizations of which our insurance subsidiaries are required to be members) have limited assessment authority with regard to deficits in certain lines of business.

Additionally, state insurance laws and regulations require us to participate in mandatory property-liability "shared market," "pooling" or similar arrangements that provide certain types of insurance coverage to individuals or others who otherwise are unable to purchase coverage voluntarily provided by private insurers. Shared market mechanisms include assigned risk plans and fair access to insurance requirement or "FAIR" plans. In addition, some states require insurers to participate in reinsurance pools for claims that exceed specified amounts. Our participation in these mandatory shared market or pooling mechanisms generally is related to the amount of our direct writings for the type of coverage written by the specific mechanism in the applicable state.

Dividends. We receive funds from our insurance company subsidiaries in the form of dividends and management fees for certain management services. Annual dividends in excess of maximum amounts prescribed by state statutes may not be paid without the approval of the insurance commissioner of the state in which an insurance subsidiary is domiciled. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Trade Practices. State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurers, including provisions governing marketing and sales practices, policyholder services, claims management and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations.

Investment Regulation. Investments by our domestic insurance companies must comply with applicable laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, mortgage loans, real estate and certain other investments, subject to specified limits and certain other qualifications. Investments that do not comply with these limits and qualifications are deducted in our insurance subsidiaries' calculation of their statutory capital and surplus.

Terrorism Risk Insurance. The Terrorism Risk Insurance Act of 2002 established a Federal program that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism. Pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA"), the program was extended until December 31, 2027.

TRIPRA provides a federal backstop to all U.S. based property and casualty insurers for insurance related losses resulting from any act of terrorism on U.S. soil or against certain U.S. air carriers, vessels or foreign missions. TRIPRA is applicable to almost all commercial lines of property and casualty insurance but excludes auto, burglary and theft, surety, professional liability and farm owners' multi-peril insurance. Insurers with direct commercial property and casualty insurance exposure in the United States are required to participate in the program and make available coverage for certified acts of terrorism. TRIPRA's definition of certified acts includes domestic terrorism. Federal participation will be triggered under TRIPRA when the Secretary of Treasury certifies an act of terrorism.

Under the program, the federal government will pay 80% of an insurer's covered losses in excess of the insurer's applicable deductible. The insurer's deductible is calculated as 20% of earned premium for the prior year for covered lines of commercial property and casualty insurance. Based on our 2023 earned premiums, our aggregate deductible under TRIPRA during 2024 will be approximately $1,464 million. The federal program will not pay losses for certified acts unless such losses exceed $200 million industry-wide for any calendar year. TRIPRA limits the federal government's share of losses at $100 billion for a program year. In addition, an insurer that has satisfied its deductible is not liable for the payment of losses in excess of the $100 billion cap.

Excess and Surplus Lines. The regulation of our U.S. subsidiaries' excess and surplus lines insurance business differs significantly from the regulation of our admitted business. Our surplus lines subsidiaries are subject to the surplus lines regulation and reporting requirements of the jurisdictions in which they are eligible to write surplus lines insurance. Although surplus lines business is generally less regulated than admitted business, principally with respect to rates and policy forms, strict regulations apply to surplus lines placements in the laws of every state and the regulation of surplus lines insurance may undergo changes in the future. Federal or state measures may be introduced to increase the oversight of surplus lines insurance in the future.

Climate Change and Financial Risks. The NAIC and state insurance regulators continue to evaluate issues related to the management of climate risk. In 2022, the NAIC adopted a new standard for insurance companies to report their climate-related risks as part of its annual Climate Risk Disclosure Survey, which applies to insurers that meet the reporting threshold of $100 million in U.S. direct premium and are licensed in one of the participating jurisdictions. The NYDFS's 2020 circular letter, which applies to our insurance subsidiaries licensed in New York, states that regulated insurers are expected to integrate financial risks related to climate change into their governance frameworks, risk management processes, business strategies and scenario analysis, and develop their approach to climate-related financial disclosure. For example, an insurer should designate a board member or board committee, as well as a senior management function, to oversee the management of financial risks associated with climate change. The NYDFS also adopted an amendment to the regulation governing enterprise risk management, which applies to our insurance subsidiaries licensed in New York, that requires an insurance group's enterprise risk management function to address certain additional risks, including climate change risk.

In addition, the Federal Insurance Office (the "FIO") is authorized to monitor the U.S. insurance industry under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as discussed below under "Federal Regulation." Pursuant to this statutory authority, the FIO is assessing how the insurance sector may mitigate climate risks and help achieve national climate-related goals. In June 2023, the FIO released a report urging insurance regulators to adopt climate-related risk-monitoring guidance in order to enhance their regulation and supervision of insurers.

*Diversity and Corporate Governance.*The NAIC and state insurance regulators also continue to evaluate issues related to diversity within the insurance industry, such as the diversity of an insurer's board of directors and management. In March 2021, the NYDFS issued a circular letter stating that it expects the insurers it regulates, such as our insurance subsidiaries licensed in New York, to make diversity of their leadership a business priority and a key element of their corporate governance, and it includes diversity-related questions in its examination process. In addition, the NAIC is examining practices in the insurance industry in order to determine how barriers are created that disadvantage or discriminate against people of color or historically underrepresented groups. NAIC goals include improving access to different types of insurance products in minority communities, addressing issues related to affordability, and providing guidance to regulators on ways to improve insurance access and the understanding of insurance in underserved communities. See "Human Capital Resources" below.

Federal Regulation. The federal government and its regulatory agencies generally do not directly regulate the business of insurance, although federal initiatives could have an impact on our business in a variety of ways. The Dodd-Frank Act effected sweeping changes to financial services regulation in the United States, and created two new federal government bodies, the FIO and the Financial Stability Oversight Council (the "FSOC"). The FIO does not have general supervisory or regulatory authority over the business of insurance, although it has preemption authority over state insurance laws that conflict with certain international agreements, as discussed below. The FIO also has authority to represent the United States in international insurance matters and is authorized to monitor the U.S. insurance industry and identify potential regulatory gaps that could contribute to systemic risk. The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 addresses the roles played by federal regulators at international insurance standard-setting forums, and it directs the Director of the FIO and the Board of Governors of the Federal Reserve to support increased transparency at international standard-setting regulatory forums (e.g., the IAIS). These federal regulations also instruct the FIO and the Federal Reserve to achieve consensus positions with the states through the NAIC prior to taking a position on any insurance proposal by a global insurance regulatory forum.

The Dodd-Frank Act authorizes the Secretary of the Treasury and U.S. Trade Representative to enter into international agreements of mutual recognition regarding the prudential regulation of insurance or reinsurance. The U.S. and the European Union ("EU") signed such a covered agreement (the "EU Covered Agreement") in September 2017, which addresses three areas of prudential supervision: reinsurance, group supervision and the exchange of information between the U.S. and EU.

In December 2018, the U.S. Department of the Treasury and the Office of the U.S. Trade Representative entered into a covered agreement with the U.K. (the "U.K. Covered Agreement," and together with the EU Covered Agreement, the "Covered Agreements") in anticipation of the U.K.'s exit from the EU. The U.K. Covered Agreement largely reflects the provisions of the EU Covered Agreement and incorporates the same timeframes within it.

Under the Dodd-Frank Act, the FIO has preemption authority over state insurance laws that conflict with the Covered Agreements as of September 1, 2022, such as state credit for reinsurance laws that result in non-U.S. reinsurers subject to the Covered Agreements being treated less favorably than U.S. reinsurers. The NAIC previously adopted amendments to its Credit for Reinsurance Model Law to satisfy the substantive and timing requirements of the Covered Agreements, which amendments have been enacted by all states. On September 30, 2023, the FIO reported that it did not recommend taking any preemption action as a result of inconsistency between the Covered Agreements and state credit for reinsurance laws, although it is still monitoring state measures implementing the NAIC's revisions to the Credit for Reinsurance Model Law. Under the Covered Agreements, reinsurance collateral requirements no longer apply to qualifying EU and U.K. reinsurers. The amended Credit for Reinsurance Model Law also extends the zero reinsurance collateral provisions in the Covered Agreements to qualified reinsurers domiciled in U.S. jurisdictions that are accredited by the NAIC and to non-U.S. jurisdictions that have not entered into a covered agreement with the U.S. but which the NAIC has identified as "reciprocal jurisdictions" pursuant to the NAIC Qualified Jurisdiction Process.

We cannot currently predict the impact of these changes to the law or whether any other covered agreements will be successfully adopted, and cannot currently estimate the impact of these changes to the law and any such adopted covered agreements on our business, financial condition or operating results.

The Dodd-Frank Act authorizes the FSOC to designate an insurer as a "systemically important financial institution" or a "non-bank SIFI" if the insurer's material financial distress could pose a systemic risk to the financial system or the nature or scale of its activities could pose a threat to U.S. financial stability. The FIO can recommend that an insurer be designated as a non-bank SIFI, which would subject the company to Federal Reserve supervision and heightened prudential standards. There are currently no such non-bank SIFIs designated by the FSOC. In November 2023, the FSOC adopted final guidance that establishes a new process for designating certain financial companies as non-bank SIFIs. The revised process is based on the consideration of risk factors set forth in a new analytic framework, which describes how the FSOC intends to monitor a broad range of institutions and activities and respond to potential risks to U.S. financial stability. The financial vulnerabilities that most often contribute to this type of risk include leverage, liquidity risk and maturity mismatch, inadequate risk management, concentration and destabilizing activities. Under the new guidance, the FSOC is no longer required to conduct a cost-benefit analysis and an assessment of the likelihood of a non-bank financial company's material financial distress before considering the designation of the company. The revised process could have the effect of simplifying and shortening FSOC's procedures for designating certain financial companies as non-bank SIFIs.

Based upon our current business model and balance sheet, we do not believe that we will be designated by the FSOC as such an institution. Although the potential impact of any future amendments to the Dodd-Frank Act on the U.S. insurance industry is not clear, our business could be affected by changes to the U.S. system of insurance regulation or our designation or the designation of insurers or reinsurers with which we do business as non-bank SIFIs.

Legislative and Regulatory Activity Related to the COVID-19 Pandemic or Other Potential Pandemics. In response to the outbreak of the COVID-19 pandemic in 2020, legislators in several states and in the United States Congress introduced proposals that would have mandated insurance coverage for certain pandemic-related losses, including business interruption losses, or that would have established a federal insurance program for addressing pandemic risk. None of these proposals were enacted. However, there remains some risk that in the event of another pandemic event, whether related to COVID-19 or another contagious disease, Congress could take similar actions. See "Risk Factors — Risks Related to Our Industry — The COVID-19 pandemic materially and adversely affected our results of operations, and, whether as a result of COVID-19's long-term effects, or new or emerging variants, or other potential pandemics, may further materially and adversely affect our results of operations, financial position and liquidity in the future."

International Regulation

Our insurance subsidiaries based in the United Kingdom are regulated by the Prudential Regulation Authority ("PRA") and/or the Financial Conduct Authority ("FCA"). The PRA's primary objectives with regard to insurers are to promote the safety and soundness of insurers and to contribute to the securing of an appropriate degree of protection for current and future policyholders. The FCA has three operational objectives: (i) to secure an appropriate degree of protection for consumers, (ii) to protect and enhance the integrity of the United Kingdom's financial system, and (iii) to promote effective competition in the interests of consumers in the financial services markets. The PRA and FCA employ a variety of regulatory tools to achieve their objectives, including periodic auditing and reporting requirements, risk assessment reviews, minimum solvency margins and individual capital assessment requirements, dividend restrictions, in certain cases, approval requirements governing the appointment of key officers, approval requirements governing controlling ownership interests and various other requirements.

Our Lloyd's managing agency is also regulated by Lloyd's, and the Lloyd's syndicate business is subject to Lloyd's supervision. Through Lloyd's, we are licensed to write business in various countries throughout the world by virtue of Lloyd's international licenses. In each such country, we are subject to the laws and insurance regulation of that country. Our insurance subsidiary based in Liechtenstein is regulated by the Financial Market Authority of Liechtenstein ("FMA"), which has regulatory tools analogous to those of the U.K. regulators noted above.

Additionally, U.K. and Liechtenstein laws and regulations also impact us as "controllers" of our European-regulated subsidiaries, whereby we are required to notify the appropriate authorities about significant events relating to such regulated subsidiaries' controllers (i.e. persons or entities which have certain levels of direct or indirect voting power or economic interests in the regulated entities) as well as changes of control, and to submit annual reports regarding their controllers. The PRA/FCA's Senior Managers and Certification Regime and analogous regulation in Liechtenstein further provide regulatory frameworks for standards of fitness and propriety, conduct and accountability for individuals in positions of responsibility at insurers. In addition, certain employees are individually registered at Lloyd's.

Our insurance business throughout the EU and EEA is subject to "Solvency II," an insurance regulatory regime governing, among other things, capital adequacy and risk management. Following the U.K.'s withdrawal from the EU, or Brexit, our Lloyd's managing agency (and the U.K. branch of our Liechtenstein subsidiary) are now subject to a separate U.K. prudential regime, which is broadly identical to Solvency II but will diverge from Solvency II in the future. The U.K. has recently adopted legislative reforms that amended various parts of the U.K.'s prudential regime, including the risk margin, matching adjustment requirements and regulatory reporting obligations. The legislative reforms relating to the risk margin took effect from December 31, 2023, and other areas of reform will come into force throughout 2024.

Similarly, the EU's legislative bodies have undertaken a review of Solvency II. In September 2021, the European Commission published a package of proposed legislative reforms for amending the existing regulatory framework. The legislative bodies reached a provisional agreement on the revised text of Solvency II in December 2023. A finalized set of rules will now be prepared, which EU member states will implement into their domestic legislation.

Solvency II provides for the supervision of group solvency. Under Solvency II, it is possible that the U.S. parent of a European Union subsidiary could be subject to certain Solvency II requirements if the U.S. company is not already subject to regulations deemed "equivalent" to Solvency II. Currently, the U.S. system of insurance regulation relating to group supervision is not deemed "equivalent" to Solvency II by European Union authorities. The PRA will also perform separate, but comparable, supervision of group solvency under the U.K.'s own domestic prudential regime where a U.S. holding company is a parent of a subsidiary U.K. insurer or reinsurer.

The Liechtenstein financial services regulator, the FMA, is the group supervisor for our European-regulated subsidiaries. However, the Covered Agreements prohibit any EU supervisor or the PRA (as applicable) from exercising group-wide supervision at any level above the highest company organized in the country of that supervisor.

We must also comply with the EU General Data Protection Regulation (EU) 2016/879) ("GDPR"), which took effect in May 2018, including EEA member state legislation implementing the GDPR. The regulation's goal is to impose increased individual rights and protections for all personal data located in or originating from the EU. The Data Protection Act 2018 and the U.K. General Data Protection Regulation, which is the retained EU law version of the GDPR by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (together, "U.K. GDPR"), regulate data protection for all individuals within the U.K. Both the GDPR and the U.K. GDPR are extraterritorial in that they apply to all businesses in the EU and the U.K. respectively and any business outside the EU and the U.K. that offers services, or monitors the behavior of individuals, in the EU and/or U.K., and that processes the personal data of individuals in the EU and/or the U.K. Moreover, there are significant fines associated with non-compliance. In particular, we need to monitor our compliance with all relevant member states' laws and regulations, including where permitted derogations from the GDPR and the U.K. GDPR are introduced. The introduction of the GDPR and the U.K. GDPR, and any resultant changes in EU member states' or U.K. national laws and regulations, has increased our compliance obligations and has necessitated the review and implementation of policies and processes relating to our collection and use of data, and has required us to change our business practices regarding these matters.

In addition, we may become subject to or affected by regulatory policies adopted by the IAIS, an international standard setter consisting of supervisors and regulators from more than 200 jurisdictions. The IAIS has been working on several initiatives to consider changes to insurer solvency standards and group supervision of companies in a holding company system in response to the increasing globalization of the insurance sector. In November 2019, the IAIS formally adopted a global framework for the supervision of IAIGs, which is referred to as the Common Framework for the Supervision of Internationally Active Insurance Groups, or "ComFrame." ComFrame is intended to provide a framework of basic standards for IAIGs and a process for supervisors to cooperate in the supervision of IAIGs. Also in November 2019, the IAIS adopted a risk-based group-wide global insurance capital standard ("ICS") that will apply to IAIGs and ultimately form a part of ComFrame. The ICS commenced a five-year monitoring period in January 2020 which is being used for confidential reporting and discussion in supervisory colleges to provide feedback to the IAIS on the ICS's design and performance, but will not trigger any supervisory action. Following this monitoring period, the ICS is expected to be implemented in 2025 as a group-wide prescribed capital requirement for IAIGs and integrated into the rest of ComFrame. The IAIS is also conducting a comparability assessment to determine whether an aggregation method approach to a group capital standard, which forms part of the NAIC's group capital calculation, produces comparable outcomes to the ICS. As noted above under "U.S. Regulation," it is unclear how the development of the ICS will interact with existing capital requirements for insurance companies in the United States and the NAIC's development of the group capital calculation. We have received notice from Delaware, our lead state insurance regulator, that we may be considered an IAIG. In the event that we are deemed to be an IAIG, we would be subject to international oversight coordinated by the Delaware Department of Insurance.

Our international operations are also subject to varying degrees of regulation in Mexico, Australia and Canada and in certain other countries in Europe, South America, and Southeast Asia. Generally, our subsidiaries must satisfy local regulatory requirements. While each country imposes licensing, solvency, auditing and financial reporting requirements, the type and extent of the requirements differ substantially. Key areas where country regulations may differ include: (i) the type of financial reports to be filed; (ii) a requirement to use local intermediaries; (iii) the amount of reinsurance permissible; (iv) the scope of any regulation of policy forms and rates; and (v) the type and frequency of regulatory examinations.

Competition

The property casualty insurance and reinsurance businesses are highly competitive, with many insurance companies of various sizes, as well as other entities offering risk alternatives such as self-insured retentions or captive programs, transacting business in the United States and internationally. We compete directly with a large number of these companies. Competition in our industry is largely measured by the ability to provide insurance and services at a price and on terms that are reasonable and acceptable to the customer. Our strategy in this highly fragmented industry is to seek specialized areas or geographic regions where our businesses can gain a competitive advantage by responding quickly to changing market conditions. Our businesses establish their own pricing practices based upon a Company-wide philosophy to price products with the intent of making an underwriting profit.

Competition for insurance business within the United States comes from other specialty insurers, regional carriers, large national multi-line companies and reinsurers. Our specialty businesses compete with excess and surplus insurers as well as standard carriers. Our regional businesses compete with mutual and other regional stock companies as well as national carriers. Additionally, direct writers of property casualty insurance compete with our regional businesses by writing insurance through their salaried employees, generally at a lower acquisition cost than through independent agents such as those used by the Company. We compete internationally with native insurance operations both large and small, which in some cases are related to government entities, as well as with branches or local subsidiaries of multinational companies.

Competition for reinsurance business, which is especially strong, comes from domestic and foreign reinsurers, which produce their business either on a direct basis or through the broker market. These competitors include Swiss Re, Munich Re, Berkshire Hathaway, Partner Re and others.

In recent years, various institutional investors have increasingly sought to participate in the property and casualty insurance and reinsurance industries. Well-capitalized new entrants to the property and casualty insurance and reinsurance industries, or existing competitors that receive substantial infusions of capital, provide increasing competition, which may adversely impact our business and profitability. Further, an expanded supply of reinsurance capital may lower costs for insurers that rely on reinsurance and, as a consequence, those insurers may be able to price their products more competitively.

Human Capital Resources

As of January 15, 2024, we employed 8,329 individuals. Of this number, our subsidiaries employed 8,194 individuals and the remaining individuals were employed at the parent company.

We believe that our people are our greatest asset and that our corporate culture is the most important intangible driver of long-term value creation for our Company and the highest priority for pursuing long-term risk-adjusted returns and growth in stockholder value.

Human Capital Management: The Company fosters a performance culture. We are focused on creating a respectful, rewarding, diverse, and inclusive work environment that allows our employees to build meaningful and productive careers. The success of these human capital management objectives is essential to our strategy, as it is our people who drive our success. We invest in their growth as individuals and professionals through training and engagement, as well as in their well-being through robust health and wellness programs and a commitment to diversity.

The Company provides developmental opportunities for our employees through formal and informal programs that focus on enabling employees to build skills and thought leadership in specific facets of our business. Our leadership programs cultivate the talent of our high-potential, strong-performing employees as we strive to deepen, enhance and diversify the Company's leadership team.

We strive to align employee incentives with the risk and performance frameworks of the Company. The Company's "pay for performance" philosophy connects individual, business and Company results to employee compensation, providing employees with opportunities to share in the Company's overall growth and success. The Company offers employees a comprehensive benefits package, including health and wellness, financial, educational and life management benefits. In addition, we support employees in making an impact in their local communities and globally through environmental and social efforts that are meaningful to them.

Our Board of Directors engages with our senior leadership team, including our senior vice president - human resources, on a periodic basis across a range of human capital management issues, including succession planning and development, compensation, benefits, talent recruiting and retention, engagement, diversity and inclusion, and employee feedback.

Culture: The Board of Directors has recognized Accountability, People Oriented Strategy, Responsible Financial Practices, Risk-Adjusted Returns and Transparency as the elements of corporate culture necessary for the Company to achieve success. Our culture unifies our employees across our decentralized business model, positions us to serve our diverse clients globally and propels the Company's continuous evolution.

We are committed to fostering a unifying culture and encouraging innovation across our enterprise. Our culture encompasses the beliefs that (i) specialized knowledge and having a customer-centric focus are competitive advantages and (ii) an environment that promotes integrity, embraces the commitment to "always do right," fosters entrepreneurship and innovation, and values making thoughtful decisions for the long-term benefit of our enterprise. While there is no one "Berkley" way, each of our businesses has its own culture that embodies a shared set of values that define our enterprise. Our structure, with 60 distinct businesses, facilitates the prompt identification of and appropriate action with respect to addressing individual business or cultural issues arising within a business, without affecting the larger enterprise. Furthermore, our businesses are overseen by senior corporate business managers and senior corporate functional managers, including actuarial, underwriting, compliance and finance, providing a governance oversight structure that makes it easier to identify such issues. Because our Board of Directors diligently exercises its risk management oversight through, among other activities, regular interactions with employees beyond corporate senior management, our directors have visibility into and receive timely feedback on cultural issues that may affect our business.

As significant owners of our Company who are required to hold their shares until separation from service, each of our directors and senior executives have a vested interest in cultivating talent and perpetuating a culture that facilitates the execution of our long-term objectives.

Other Information about the Company's Business

We maintain an interest in evaluating the startup of possible new ventures and the acquisition of complementary businesses on an ongoing basis. In addition, our businesses develop new coverages or enter lines of business to meet the needs of insureds.

Seasonal weather variations and other events affect the severity and frequency of losses sustained by the insurance and reinsurance businesses. Although the effect on our business of catastrophes such as tornadoes, hurricanes, hailstorms, wildfires, earthquakes and terrorist acts may be mitigated by reinsurance, they nevertheless can have a significant impact on the results of any one or more reporting periods.

We have no customer that accounts for 10 percent or more of our consolidated revenues.

Compliance by W. R. Berkley and its subsidiaries with federal, state and local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position.

The Company's internet address is www.berkley.com. The information on our website is not incorporated by reference in this annual report on Form 10-K. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act and other reports filed by us or with respect to our securities by others are accessible free of charge through this website as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

Our businesses face significant risks. If any of the events or circumstances described as risks below occur, our businesses, results of operations and/or financial condition could be materially and adversely affected. In addition to those described below, our businesses may also be adversely affected by risks and uncertainties not currently known to us or that we currently consider immaterial.

Risks Relating to Our Industry

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industry.

The results of companies in the property casualty insurance industry historically have been subject to significant fluctuations and uncertainties in demand and pricing, causing cyclical changes in the insurance and reinsurance industry. The demand for insurance is influenced primarily by general economic conditions, while the supply of insurance is often directly related to available capacity or the perceived profitability of the business. At times, we have faced significant competition in our business as a result of existing insurers seeking to gain or maintain market share as well as new entrants and capital providers. Recently, premium rates have increased for most lines of business, while they have decreased in others, most notably workers' compensation and certain professional liability lines of business. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural disasters, regulatory measures and court decisions that define and expand the extent of coverage, and the effects of economic and social inflation on the amount of claims payments due for injuries or losses. In addition, investment rates of return impact rate adequacy. These factors can have a significant impact on ultimate profitability because a property casualty insurance policy is priced before its costs are known as premiums usually are determined long before claims are reported. These factors could produce results that would have a negative impact on our results of operations and financial condition.

We face significant competitive pressures in our businesses, which can pressure premium rates in certain areas and could harm our ability to maintain or increase our profitability and premium volume in some parts of our business.

We compete with a large number of other companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies, diversified financial services companies and insurtech companies. Competitiveness in our businesses is based on many factors, including premium charges, ratings assigned by independent rating agencies, commissions paid to producers, the perceived financial strength of the company, other terms and conditions offered, services provided, ease of doing business, speed of claims payment and reputation and experience in the lines to be written. Periods of insurance industry consolidation may further increase competition in some parts of our business and may cause our insurance subsidiaries to incur greater customer retention and acquisition expenses, affecting the profitability of existing and new business.

Some of our competitors, particularly in the reinsurance business, have greater financial and/or marketing resources than we do. These competitors within the reinsurance market include Swiss Re, Munich Re, Berkshire Hathaway and Partner Re. We expect that perceived financial strength, in particular, will become more important as customers seek high quality reinsurers.

Recently, insurance prices have generally increased for most lines of business, excluding workers' compensation and certain professional liability lines of business. However, loss costs have also increased and the duration and magnitude of the improving pricing environment remains uncertain. Despite higher interest rates, current price levels for certain lines of business may remain below the prices required for us to achieve our long-term return objectives. We expect to continue to face strong competition in our business.

In recent years, various types of investors have increasingly sought to participate in the property and casualty insurance and reinsurance industries. Well-capitalized new entrants to the property and casualty insurance and reinsurance industries, or existing competitors that receive substantial infusions of capital or access to third-party capital, provide increasing competition, which may adversely impact our business and profitability. Further, an expanded supply of capital may lower costs for insurers and, as a consequence, those insurers may be able to price their products more competitively. In addition, technology companies or other third parties have created, and may in the future create, technology-enabled business models, processes, platforms or alternate distribution channels that may adversely impact our competitive position in some parts of our business.

This intense competition could cause the supply and/or demand for insurance or reinsurance to change, which affect our ability to price our products at attractive rates and retain existing business or write new products at adequate rates or on terms and conditions acceptable to us. If we are unable to retain existing business or write new business at adequate rates or on terms and conditions acceptable to us, our results of operations could be materially and adversely affected.

Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves.

Our gross reserves for losses and loss expenses were approximately $18.7 billion as of December 31, 2023. Our loss reserves reflect our best estimates of the cost of settling claims and related expenses with respect to insured events that have occurred.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claims administration will cost for claims that have occurred, whether known or unknown. The major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, inflation, judicial theories of liability, reinsurance coverage, legislative changes and other factors, including the actions of third parties, which are beyond our control.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where long periods of time elapse before a definitive determination of liability is made and settlement is reached. In periods with increased economic volatility, it becomes more difficult to accurately estimate claim costs. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Both inflation overall and medical cost inflation, which has historically been greater than inflation overall, can have an adverse impact. In addition, although the Company has estimated the potential COVID-19 impact to its contingency and event cancellation, workers' compensation, and other lines of business under a number of possible scenarios, there remains uncertainty around COVID-19's ultimate impact on the Company and its related reserves.

Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, we cannot assure that our current reserves will prove adequate in light of subsequent events. Should we need to increase our reserves, our pre-tax income for the reporting period would decrease by a corresponding amount.

We discount our reserves for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting liabilities. The expected loss and loss expense payout pattern subject to discounting is derived from our loss payout experience. Changes in the loss and loss expense payout pattern are recorded in the period they are determined. If the actual loss payout pattern is shorter than anticipated, the discount will be reduced and pre-tax income will decrease by a corresponding amount.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and economic, legal, judicial, social, technological and other environmental conditions change, unexpected and unintended issues related to claim and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Examples of emerging claims and coverage issues include, but are not limited to:

- judicial expansion of policy coverage and a greater propensity to grant claimants more favorable amounts and the impact of new theories of liability;

- plaintiffs targeting property and casualty insurers, including us, in purported class action litigation relating to claims-handling and other practices;

- social inflation trends, including higher and more frequent claims, more favorable judgments and legislated increases;

- medical developments that link health issues to particular causes, resulting in liability claims;

- claims relating to unanticipated consequences of current or new technologies, including cyber security related risks;

- claims relating to potentially changing climate conditions; and

- increased claims due to third party funding of litigation.

In some instances, these emerging issues may not become apparent for some time after we have issued the affected insurance policies. As a result, the full extent of liability under our insurance policies may not be known until many years after the policies are issued.

In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on our business.

The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business and materially and adversely affect our results of operations.

As a property casualty insurer, we face losses from natural and man-made catastrophes.

Property casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophe losses have had a significant impact on our results. For example, catastrophe losses net of reinsurance recoveries, including COVID-19 related losses, were $195 million in 2023, $212 million in 2022, and $202 million in 2021. Similarly, man-made catastrophes can also have a material impact on our financial results. Depending on market conditions and other factors, we may seek to increase our writing of property casualty insurance, and, accordingly, our exposure to catastrophic events would be increased.

Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, tsunamis, hailstorms, explosions, severe winter weather and fires, pandemics, as well as terrorist and other man-made activities, including drilling, mining and other industrial accidents, the bankruptcy of a major company, war or other military actions, social unrest, cyber events or terrorist activities. The incidence and severity of catastrophes are inherently unpredictable, and longer-term natural catastrophe trends may be changing due to climate change causing increased variability and unpredictability. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Some catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes, tsunamis and other disasters may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of our property and casualty lines, and most of our past catastrophe-related claims have resulted from severe storms. Seasonal weather variations or the impact of climate change may affect the severity and frequency of our losses. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could produce significant losses and have a material adverse effect on our results of operations and financial condition.

The COVID-19 pandemic materially and adversely affected our results of operations, and, whether as a result of COVID-19's long-term effects, or new or emerging variants, or other potential pandemics, may further materially and adversely affect our results of operations, financial position and liquidity in the future.

The COVID-19 pandemic, including the related impact on the U.S. and global economies, materially and adversely affected our results of operations. The pandemic's impact on our business may continue, and potentially even worsen, whether as a result of COVID-19's long-term effects, or new or emerging variants, or even other potential pandemics. We cannot predict the magnitude or duration of such impact, particularly given the uncertainties associated with COVID-19 or other potential pandemics. The ultimate impact of COVID-19 or other potential pandemics on our results of operations, financial position and liquidity is not yet known, but includes the following:

Adverse Legislative and Regulatory Action. Legislative and regulatory initiatives in response to COVID-19 or other similar future pandemics may adversely affect us, particularly in our workers' compensation and property coverages businesses. For example, our business may be subject to, certain initiatives, including, but not limited to: legislative and regulatory action that seeks to retroactively mandate coverage for losses that our insurance policies would not otherwise cover and which were not priced to cover; legislative and regulatory action providing for shifting presumptions with respect to the burdens of proof for "essential" workers on workers' compensation coverages and varying definitions of "essential" workers; actions prohibiting us from cancelling insurance policies in accordance with our policy terms or non-renewing policies at their natural expiration; and/or orders to provide premium refunds, grant extended grace periods for premium payments, and provide extended time to pay past due premiums. Any such action would likely increase both our underwriting losses and our expenses and any legal challenges to any such action could take years to resolve.

Claim Losses Related to COVID-19 May Exceed Reserves. As of December 31, 2023, we recorded approximately $384 million for COVID-19-related losses. Our reserves do not represent an exact calculation of liability, but represent an estimate of what management expects the ultimate settlement and claims administration will cost for claims that have occurred, whether known or unknown. Accordingly, given the uncertainties still associated with COVID-19 and its impact, our reserves and the underlying estimated level of claim losses and costs arising from COVID-19 may materially change.

Claim Losses and Adjustment Expenses May Increase. As the effects of COVID-19 or future pandemics on industry practices and economic, legal, judicial, social and other environmental conditions occur, unexpected and unintended issues related to claims and coverages may emerge. These issues may adversely affect our business by extending coverage beyond our underwriting intent (including in the area of property coverages where physical damage requirements and communicable disease exclusions are currently being challenged) or by increasing the number and/or size of claims, each of which could adversely impact our results.

Reinsurance. We purchase reinsurance in order to transfer part of the risk that we have assumed by writing insurance policies to reinsurance companies in exchange for part of the premium we receive in connection with assuming such risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred to the reinsurer, it does not relieve us of our liability to our policyholders. There may be uncertainty surrounding the availability of reinsurance coverage for losses related to COVID-19 or any future pandemics as our reinsurers may dispute the applicability of reinsurance to such losses (including the application of reinsurance reinstatements) and, as a result, our reinsurers may refuse to pay reinsurance recoverables related thereto or they may not pay them on a timely basis. On December 22, 2023, one of the

Company's subsidiaries filed a lawsuit against certain reinsurers to recover in excess of $90 million in respect of certain losses paid to its policyholders under certain event cancellation and related insurance policies. See, "Item 3. Legal Proceedings." In addition, we may be unable to renew our current reinsurance coverages or obtain appropriate new reinsurance covers with respect to certain exposures under our policies, including exposures related to COVID-19 or any future pandemics, and therefore our net exposures could increase, or if we are unwilling to bear such increase in net exposure, we may reduce our level of underwriting commitments.

Premium Volumes May Be Negatively Impacted. The demand for insurance is significantly influenced by general economic conditions. Consequently, any reduced economic activity relating to potential pandemics is likely to decrease demand for our insurance products and services and negatively impact our premium volumes (and, in certain cases, may result in return of premiums due to a decrease in exposures).

Investments. Disruptions in global financial markets due to future pandemics could cause us to incur unrealized and/or realized investment losses, including impairments in our fixed maturity portfolio and other investments. In addition, the economic uncertainty may result in a decline in interest rates, which may negatively impact our net investment income from future investment activity.

Operational Disruptions and Costs. Our operations could be disrupted if key members of our senior management or a significant percentage of our workforce or the workforce of our agents, brokers, suppliers or other third party service providers are unable to continue to work because of illness, government directives or otherwise. In addition, our agents, brokers, suppliers and other third party service providers, which we rely on for key aspects of our operations, are subject to similar risks and uncertainties, which may interfere with their ability to fulfill their respective commitments and responsibilities to us in a timely manner and in accordance with the agreed-upon terms. Any remote working policies we implement may result in disruptions to our business routines, heightened risk to cybersecurity attacks and data security incidents and a greater dependency on internet and telecommunication access and capabilities.

Changing climate conditions may alter the frequency and increase the severity of catastrophic events and thereby adversely affect our financial condition and results.

In recent years, changing weather patterns and climatic conditions, such as global warming, appear to have contributed to the unpredictability, frequency and severity of natural disasters and created additional uncertainty as to future trends and exposures. There is a scientific consensus that global warming and other climate change are altering the frequency, severity and peril characteristics of catastrophic weather events, such as hurricanes, windstorms, floods and other natural disasters. Such changes make it more difficult for us to predict and model catastrophic events, reducing our ability to accurately price our exposure to such events and mitigate our risks. Any increase in the frequency or severity of natural disasters may adversely affect our financial condition and results.

We, as a primary insurer, may have significant exposure for terrorist acts.

To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, we may be covered under the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA"), for up to 80% of our covered losses for certain property/casualty lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered lines of commercial property and casualty insurance. Based on our 2023 earned premiums, our aggregate deductible under TRIPRA during 2024 is approximately $1,464 million. In addition, the coverage provided under TRIPRA does not apply to reinsurance that we write. To the extent that our reinsurers have excluded coverage for certain terrorist acts or have priced this coverage at rates that make purchasing such coverage economically infeasible, we may not have reinsurance protection and could be exposed to potential losses as a result of any acts of terrorism.

We are exposed to, and may face adverse developments involving, mass tort claims.

We are exposed to, and may face adverse developments involving, mass tort claims such as those relating to exposure to potentially harmful products or substances. We face potential exposure to mass tort claims, including claims related to exposure to potentially harmful products or substances, such as lead paint, polyfluoroalkyl substances, talc and opioids. Establishing loss reserves for mass tort claims is subject to uncertainties because of many factors, including adverse changes to the tort environment (e.g., increased and more aggressive attorney involvement in insurance claims, increased litigation, expanded theories of liability, higher jury awards, lawsuit abuse and third-party litigation finance, among others); evolving judicial interpretations, including application of various theories of joint and several liabilities; disputes concerning medical causation with respect to certain diseases; geographical concentration of the lawsuits asserting the claims; and the potential for a large rise in the total number of claims without underlying epidemiological developments suggesting an increase in disease rates. Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current loss reserves. In addition, our estimate of loss reserves may change. These additional liabilities or increases in estimates, or a range of either, could vary significantly from period to period and could materially and adversely affect our results of operations and/or our financial position.

We are subject to extensive governmental regulation, which increases our costs and could restrict the conduct of our business.

We are subject to extensive governmental regulation and supervision in both the United States and foreign jurisdictions. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. This system of regulation, generally administered in the United States by a department of insurance in each state in which we do business, relates to, among other things:

- standards of solvency, including risk-based capital measurements;

- restrictions on the nature, quality and concentration of investments;

- limitations on the amount of dividends, tax distributions, intercompany loans and other payments that can be made without prior regulatory approval;

- requirements pertaining to certain methods of accounting;

- evaluating enterprise risk to an insurer;

- privacy, data protection, and cybersecurity;

- rate and form regulation pertaining to certain of our insurance businesses;

- potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies; and

- involvement in the payment or adjudication of catastrophe or other claims beyond the terms of the policies.

State insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. Our Insurance business internationally is also generally subject to a similar regulatory scheme in each of the jurisdictions where we conduct operations outside the United States.

Federal financial services modernization legislation and legislative and regulatory initiatives taken or which may be taken in response to conditions in the financial markets, global insurance supervision and other factors may lead to additional federal regulation of the insurance industry in the coming years.

The Dodd-Frank Act effected sweeping changes to financial services regulation in the United States. The Dodd-Frank Act established the FSOC, which is authorized to recommend that certain systemically significant non-bank financial companies, including insurance companies, be regulated by the Board of Governors of the Federal Reserve. The Dodd-Frank Act also established a FIO which is authorized to study, monitor and report to Congress on the U.S. insurance industry and the significance of global reinsurance to the U.S. insurance market. The FIO also can recommend that the FSOC designate an insurer as an entity posing risks to the United States financial stability in the event of the insurer's material financial distress or failure. Our business could be affected by changes, whether as a result of potential changes to the Dodd-Frank Act, to the U.S. system of insurance regulation or our designation or the designation of insurers or reinsurers with which we do business as systemically significant non-bank financial companies.

The topic of climate risk has come under increased scrutiny by the NAIC and insurance regulators. For instance, in New York, the NYDFS's circular letter, which applies to our insurance subsidiaries licensed in New York, states that regulated insurers are expected to integrate financial risks related to climate change into their governance frameworks, risk management processes, business strategies and scenario analysis, and develop their approach to climate-related financial disclosure. The NYDFS also amended the regulation governing enterprise risk management, which applies to our insurance subsidiaries licensed in New York, that requires an insurance group's enterprise risk management function to address certain additional risks, including climate change risk. In addition, the FIO is assessing how the insurance sector may help mitigate climate-related risks and achieve national climate-related goals, and it released a report in June 2023 urging insurance regulators to adopt climate-related risk monitoring guidance. These measures may subject us to increased oversight at the state and federal level.

State regulation is the primary form of regulation of insurance and reinsurance in the United States, although Congress has considered various proposals regarding federal regulation of insurance, in addition to the changes brought about by the

Dodd-Frank Act, such as proposals for the creation of an optional federal charter for insurance companies. We may be subject to potentially increased federal oversight as a financial institution. In addition, the current U.S. administration and the volatile political environment (including, in particular, the upcoming U.S. presidential election in November 2024) increases the chance of other federal legislative and regulatory changes that could affect us in ways we cannot predict.

With respect to international measures, Solvency II, the EU regime concerning the capital adequacy, risk management and regulatory reporting for insurers and reinsurers may affect our insurance businesses. As described in "International Regulation" above, the EU is performing a review of Solvency II and various regulatory reforms are expected to be introduced during 2024, which EU member states will implement in their domestic regulation. In addition, despite the waiver of the Solvency II group capital requirements we received, Solvency II may have the effect of increasing the capital requirements of our EU domiciled insurers. Additionally, our capital requirements and compliance requirements may be adversely affected if the European Commission does not deem the insurance regulatory regimes of the jurisdictions outside the EU in which we have insurance or reinsurance companies domiciled to be "equivalent" to Solvency II.

Similar considerations apply to our U.K. subsidiaries, which are now subject to a separate U.K. prudential regime, which is broadly identical to Solvency II. However, the two regimes, and their respective requirements, are diverging due to both the EU's review of Solvency II described above and the recently adopted reforms to the U.K.'s domestic prudential regime (please see "International Regulation" above for more information). We therefore may be required to utilize additional resources to ensure compliance with the different rules in each regime.

If our compliance with Solvency II, the U.K.'s prudential regime or any other regulatory regime is challenged, we may be subject to monetary or other penalties. In addition, in order to ensure compliance with applicable regulatory requirements or as a result of any investigation, including remediation efforts, we could be required to incur significant expenses and undertake additional work, which in turn may divert resources from our business.

We may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. Also, changes in the level of regulation of the insurance industry, whether federal, state or foreign, or changes in laws or regulations themselves or interpretations thereof by regulatory authorities, may further restrict the conduct of our business.

Risks Relating to Our Business

Our expanding international operations expose us to increased investment, political, legal/regulatory, and economic risks, including foreign currency and credit risk.

Our expanding international operations in the United Kingdom, Continental Europe, South America, Canada, Mexico, Scandinavia, the Asia-Pacific region, South Africa and Australia expose us to increased investment, political, legal/regulatory, and economic risks, including foreign currency and credit risk. Changes in the value of the U.S. dollar relative to other currencies have had and could in the future have an adverse effect on our results of operations and financial condition.

Our investments in non-U.S.-denominated assets are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by our non-U.S. subsidiaries to their parent companies in the U.S.

We face additional risks as a result of our international operations which could have an adverse effect on our results of operations and financial condition including: burdens and costs of compliance with a variety of foreign laws and regulations and the associated risk and costs of non-compliance; exposure to undeveloped or evolving legal systems, which may result in unpredictable or inconsistent application of laws and regulations; exposure to commercial, political, legal or regulatory corruption; political, economic or other instability in countries in which we conduct business, including possible terrorist acts; the imposition of tariffs, trade barriers or other protectionist laws or business practices that favor local competition, increased costs and adverse effects on our business; changes to visa or immigration policies; diminished ability to enforce our contractual rights; potential increased risk of data breaches; differences in cultural environments; sociopolitical instability; social, political or economic instability resulting from climate change; changes in regulatory requirements, including changes in regulatory treatment of certain products or services; exposure to local economic conditions and its impact on our clients' performance and creditworthiness; and restrictions on the repatriation of non-U.S. investments and earnings.

Our U.K. business could be specifically adversely impacted by the imposition of trade barriers between the EU and the U.K. following Brexit, which has already reduced the level of trade between the two markets and the U.K.'s overall trade exports, thereby negatively affecting the attractiveness of the U.K. market.

We may be unable to attract and retain key personnel and qualified employees.

We depend on our ability to attract and retain key personnel, including our President and CEO, Executive Chairman, senior executive officers, presidents of our businesses, experienced underwriters and other skilled employees who are knowledgeable about our business. If the quality of our underwriting team and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate, and be unable to expand our operations into new products and markets.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. This failure to pay or failure to pay on a timely basis may be due to factors such as whether reinsurers, their affiliates or certain indemnitors have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. As of December 31, 2023, the amount due from our reinsurers was approximately $3,535 million, including amounts due from state funds and industry pools where it was intended that we would bear no risk. Certain of these amounts are secured by letters of credit or by funds held in trust on our behalf.

We are subject to credit risk relating to our policyholders, independent agents and brokers.

In addition to exposure to credit risk related to our reinsurance recoverables and investment portfolio, we are exposed to credit risk in several other areas of our business, including credit risk relating to policyholders, independent agents and brokers. For example our policyholders, independent agents or brokers may not pay a part of or the full amount of premiums owed to us or our brokers or other third party claim administrators may not deliver amounts owed on claims under our insurance and reinsurance contracts for which we have provided funds.

As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit.

We are rated by A.M. Best, Standard & Poor's, Moody's, and Fitch, and a decline in these ratings could affect our standing in the insurance industry and cause our sales and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Certain of our insurance company subsidiaries are rated by A.M. Best, Standard & Poor's, Moody's and Fitch. Our ratings are subject to periodic review, and we cannot assure you that we will be able to retain our current or any future ratings, especially given that rating agencies may change their criteria or increase capital requirements for various rating levels. For instance, Standard & Poor's has recently proposed changes to its rating model which could impact our rating depending on final changes that are implemented.

If our ratings are reduced from their current levels by A.M. Best, Standard & Poor's, Moody's or Fitch, our competitive position in the insurance industry could suffer and it would be more difficult for us to market our products. A ratings downgrade could also adversely limit our access to capital markets, which may increase the cost of debt. A significant downgrade could result in a substantial loss of business as policyholders move to other companies with higher financial strength ratings.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall risk and capacity management strategy, we purchase reinsurance for certain amounts of risk underwritten by our insurance company subsidiaries, especially catastrophe risks and those risks with relatively high policy limits. We also purchase reinsurance on risks underwritten by others which we reinsure. Market conditions beyond our control determine the availability and cost of the reinsurance protection we seek to purchase, which may affect the level of our business and profitability. Our reinsurance contracts are generally subject to annual renewal, and we may be unable to maintain our current reinsurance contracts or to obtain other reinsurance contracts in adequate amounts and at favorable rates. In addition, we may be unable to obtain reinsurance on terms acceptable to us relating to certain lines of business that we intend to begin writing. If we are unable to renew our expiring contracts or to obtain new reinsurance contracts, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks.

Depending on conditions in the financial markets and the general economy, we may be unable to raise debt or equity capital if needed.

If conditions in the financial markets and the general economy are unfavorable, which may result from disruptions, uncertainty or volatility in the capital and credit markets, we may be unable to access debt or equity capital on acceptable terms if needed, which could have a negative impact on our ability to invest in our insurance company subsidiaries and/or to take advantage of opportunities to expand our business, such as the creation of new ventures and possible acquisitions, and inhibit our ability to refinance our existing indebtedness if we desire to do so, on terms acceptable to us.

We may not find suitable new insurance ventures and acquisition candidates and even if we do, we may not successfully invest in such ventures or successfully integrate any such acquired companies.

As part of our present strategy, we continue to evaluate the possible start-up of complementary businesses and acquisition transactions on an ongoing basis, and at any given time we may be engaged in discussions with respect to possible new ventures and acquisitions. We cannot assure you that we will be able to identify suitable insurance ventures or acquisition targets, that such transactions will be financed and completed on acceptable terms or that our future start-up ventures or acquisitions will be successful. Our financial results could be adversely affected by acquired businesses not performing as projected, unforeseen liabilities, routine and unanticipated transaction-related charges, diversion of management time and resources to acquisition integration challenges or growth strategies, loss of key employees, challenges in integrating information technology systems of acquired companies with our own, amortization of expenses related to intangibles, charges for impairment of long-term assets or goodwill and indemnification. The process of investing in new ventures or integrating any companies we do acquire may have a material adverse effect on our results of operations and financial condition.

If our information technology, telecommunications or other computer systems become unavailable or unreliable, our ability to conduct our business could be negatively or severely impacted.

Our business is highly dependent upon our employees' ability to perform necessary business functions in an efficient and uninterrupted fashion. A shut-down of, or inability to access, one or more of our facilities, a power outage or a failure of one or more of our information technology, telecommunications or other computer systems could significantly impair our employees' ability to perform such functions on a timely basis. In the event of a disaster such as a natural catastrophe, terrorist attack or industrial accident, physical or electronic security breaches, such as breaches by computer hackers, the infection of our systems by a malicious computer virus, denial of service attack, or other cybersecurity incident, our systems could be inaccessible for an extended period of time. In addition, because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials or failures of controls if demand for our service exceeds capacity or a third-party system fails or experiences an interruption. If our business continuity plans or system security does not sufficiently address such a business interruption, system failure or service denial, our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or perform other necessary business functions could be significantly impaired and our business could be harmed.

Failure to maintain the security of information technology systems and confidential data may expose us to liability.

Although we have taken steps intended to protect our data and information technology systems and mitigate the risk of harm caused by cybersecurity incidents or breaches, no safeguards are perfect and any failure of these safeguards could cause a substantial disruption of our business operations, which could result in service interruptions, data security compromises, regulatory action, and other similar operational and legal issues, as well as substantial remediation and other costs. Our operations rely on the secure processing, storage and transmission of confidential and other sensitive information, including personal information, in our computer systems and networks. Cybersecurity breaches, including physical or electronic break-ins, computer viruses, malware, attacks by hackers, ransomware attacks, phishing attacks, supply chain attacks, breaches due to employee error or misconduct and other similar breaches can create system disruptions, shutdowns or unauthorized access to, or disclosure of, information maintained in our information technology systems and in the information technology systems of our vendors and other third parties. We have in the past experienced cybersecurity breaches of our information technology systems as well as the information technology systems of our vendors and other third parties, but, to our knowledge, we have not experienced any material cybersecurity breaches. We expect cybersecurity breaches to continue to occur in the future and we are constantly managing efforts to infiltrate and compromise our systems and data. Our electronic transmission of personal, confidential and proprietary information to third parties with whom we have business relationships and our outsourcing of certain technology and business process functions to third parties may expose us to enhanced risk related to data security. While we have implemented secure data transmission capabilities with these third-party vendors and others with whom we do business, such capabilities may not function as intended and our vendors and third parties could still suffer data breaches that could result in the exposure of sensitive data and the infiltration of our computer systems. Our failure to effectively protect sensitive personal and/or proprietary information, whether owing to breaches of our own systems or those of our vendors and other third parties, could result in significant monetary and reputational damages, material adverse effects to our financial condition, costly litigation, or other regulatory enforcement actions. These increased risks, and expanding regulatory requirements regarding data security, including required compliance with applicable privacy and data protection laws (e.g., the GDPR, CCPA, and other state-specific privacy statutes and regulations, could expose us to data loss, monetary and reputational damages and significant increases in compliance costs. As a result, our ability to conduct our business could be materially and adversely affected.

We could be adversely affected if our controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

Our business is highly dependent on our ability to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards, including those related to privacy and data security, anti-corruption, anti-bribery and global finance and insurance matters. Our continued expansion into new international markets has brought about additional requirements. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If our controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk), regulatory scrutiny, and/or damage to our reputation.

We could be adversely affected by changes in U.S. Federal income tax laws.

Tax legislation commonly referred to as the Tax Cuts and Jobs Act, which was signed into law on December 22, 2017, fundamentally overhauled the U.S. tax system by, among other significant changes, reducing the U.S. corporate income tax rate to 21%. In the context of the taxation of U.S. property/casualty insurance companies such as the Company, the Act also modified the loss reserve discounting rules and the proration rules that apply to reduce reserve deductions to reflect the lower corporate income tax rate. It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us. New regulations or pronouncements interpreting or clarifying provisions of the Act may be forthcoming. We cannot predict if, when or in what form such regulations or pronouncements may be provided, whether such guidance will have a retroactive effect or their potential impact on us.

Limitations in risk management and loss limitation methods may adversely impact our business.

We seek to effectively manage risk and limit our losses in a variety of ways including through effective underwriting, tailoring policy terms, and the use of reinsurance. However, there are certain limitations in these and similar tactics and as a result, loss levels may be higher than modeled or otherwise expected, which could have a material adverse effect on our business.

Increased scrutiny on social responsibility and the efforts we take to implement related measures, or the failure to take such measures, may adversely impact our business.

There is increased scrutiny from regulators and investors on the measures companies take to be socially responsible. Although we have made efforts to be responsible in this manner, for example through our commitment to fostering a unifying culture and encouraging innovation across our operating units, these types of pressures may nonetheless present challenges and have an adverse impact on our business. In addition, we may be subject to negative publicity based on a failure or perceived failure to achieve various social responsibility initiatives and goals relating to diversity, equity and inclusion, and commitment to long-term sustainability we may announce from time to time, or based on an actual or perceived increase in related risks as a result of our or our industry's business activities.

Risks Relating to Our Investments

A significant amount of our assets is invested in fixed maturity securities and is subject to market fluctuations.

Our investment portfolio consists substantially of fixed maturity securities. As of December 31, 2023, our investment in fixed maturity securities was approximately $20.2 billion, or 75.8% of our total investment portfolio including cash and cash equivalents. As of that date, our portfolio of fixed maturity securities consisted of the following types of securities: U.S. Government securities (8.4%); state and municipal securities (13.3%); corporate securities (37.9%); asset-backed securities (20.8%); mortgage-backed securities (11.3%) and foreign government (8.3%).

The fair value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair value of fixed maturity securities generally decreases as interest rates rise. If a significant increase in interest rates were to occur, the fair value of our fixed maturity securities would be negatively impacted, while investment income earned from future investments in fixed maturity securities would be higher. Conversely, if interest rates decline, the fair value of our fixed maturity securities would be positively impacted, and investment income earned from future investments in fixed maturity securities will be lower. Some fixed maturity securities, such as mortgage-backed and other asset-backed securities, also carry prepayment risk as a result of interest rate fluctuations. In low interest rate environments, we may not be able to successfully reinvest the proceeds from maturing securities at yields commensurate with our target performance goals.

The value of investments in fixed maturity securities is subject to impairment as a result of deterioration in the credit worthiness of the issuer, default by the issuer (including states and municipalities) in the performance of its obligations in respect of the securities and/or increases in market interest rates. To a large degree, the credit risk we face is a function of the economy; accordingly, we face a greater risk in an economic downturn or recession. During periods of market disruption, it may be difficult to value certain of our securities, particularly if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the then current financial environment. In such cases, more securities may require additional subjectivity and management judgment.

Although the historical rates of default on state and municipal securities have been relatively low, our state and municipal fixed maturity securities could be subject to a higher risk of default or impairment due to declining municipal tax bases and revenue. Many states and municipalities operate under deficits or projected deficits, the severity and duration of which could have an adverse impact on both the valuation of our state and municipal fixed maturity securities and the issuer's ability to perform its obligations thereunder. Additionally, our investments are subject to losses as a result of a general decrease in commercial and economic activity for an industry sector in which we invest, as well as risks inherent in particular securities.

Although we attempt to manage these risks through the use of investment guidelines and other oversight mechanisms and by diversifying our portfolio and emphasizing preservation of principal, our efforts may not be successful. Impairments, defaults and/or rate increases could reduce our net investment income or realized and unrealized investment gains or result in investment losses. Investment returns are currently, and will likely continue to be, impacted by economic uncertainty, more generally, and the shape of the yield curve. As a result, our exposure to the risks described above could materially and adversely affect our results of operations, liquidity and financial condition.

We have invested a portion of our assets in equity securities, merger arbitrage securities, investment funds, private equity, loans and real estate related assets, which are subject to significant volatility and may decline in value.

We invest a portion of our investment portfolio in equity securities, merger arbitrage securities, investment funds, private equity, loans and real estate related assets. At December 31, 2023, our investment in these assets was approximately $5.1 billion, or 19.1%, of our investment portfolio, including cash and cash equivalents.

Merger and arbitrage trading securities were $0.9 billion, or 3.5% of our investment portfolio, including cash and cash equivalents at December 31, 2023. Merger arbitrage involves investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period, usually four months or less. Our merger arbitrage positions are exposed to the risk associated with the completion of announced deals, which are subject to regulatory as well as political and other risks.

Real estate related investments, including directly owned, investment funds and loans receivable, were $1.7 billion, or 6.2% of our investment portfolio, including cash and cash equivalents, at December 31, 2023. We also invest in real estate, financial services, energy, transportation and other investment funds. The values of these investments are subject to fluctuation based on changes in the economy and interest rates in general and the related asset valuations in particular. In addition, our investments in real estate related assets and other alternative investments are less liquid than our other investments.

These investments are subject to significant volatility as a result of the conditions in the financial and commodity markets and the global economy.

Risks Relating to Limitations on Dividends from Subsidiaries and Anti-Takeover Provisions

We are an insurance holding company and, therefore, may not be able to receive dividends in needed amounts.

As an insurance holding company, our principal assets are the shares of capital stock of our insurance company subsidiaries. We have to rely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, paying dividends to stockholders and repurchasing our shares and paying corporate expenses. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and competitive pressures on maintaining financial strength ratings and will depend on the surplus and future earnings of these subsidiaries. During 2024, the maximum amount of dividends that can be paid without regulatory approval is approximately $1.2 billion. Future regulatory actions could further restrict our insurance subsidiaries' ability to pay us dividends. As a result, in the future we may not be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our obligations, pay dividends or repurchase shares.

Laws and regulations of the jurisdictions in which we conduct business could delay, deter or prevent an attempt to acquire control of us that stockholders might consider to be desirable, and may restrict a stockholder's ability to purchase our common stock.

Generally, United States insurance holding company laws require that, before a person can acquire control of an insurance company, prior written approval must be obtained from the insurance regulatory authority in the state in which that insurance company is domiciled. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote, or holds proxies representing 10% or more of the voting securities of that insurer or any parent company of such insurer. Indirect ownership includes ownership of the shares of our common stock. Thus, the insurance regulatory authorities of the states in which our insurance subsidiaries are domiciled are likely to apply these restrictions on acquisition of control to any proposed acquisition of our common stock. Some states require a person seeking to acquire control of an insurer licensed but not domiciled in that state to make a filing prior to completing an acquisition if the acquirer and its affiliates, on the one hand, and the target insurer and its affiliates, on the other hand, have specified market shares in the same lines of insurance in that state. Additionally, many foreign jurisdictions where we conduct business impose similar restrictions and requirements.

These provisions can also lead to the imposition of conditions on an acquisition that could delay or prevent its consummation. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Certain provisions in our organizational documents may have the effect of hindering, delaying or preventing third party takeovers and thus may prevent our stockholders from receiving premium prices for their shares in an unsolicited takeover or make it more difficult for third parties to replace our current management.

Provisions of our Restated Certificate of Incorporation and By-Laws, as well as state insurance statutes, may hinder, delay or prevent unsolicited acquisitions or changes of our control. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors.

These provisions include:
- our classified board of directors and the ability of our board to increase its size and to appoint directors to fill newly created directorships;

- the requirement that the holders of 80% of our shares must approve mergers and other transactions between us and the holder of 5% or more of our shares, unless the transaction was approved by our board of directors prior to such holder's acquisition of 5% of our shares; and

- the need for advance notice in order to raise business or make nominations at stockholders' meetings.

These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Securities Exchange Act of 1934.

ITEM 1C. CYBERSECURITY

Cybersecurity Strategy and Risk Management Program

The Company has a documented information security program (the Program) to identify, assess, monitor and manage potential cybersecurity threats and incidents. The Program is designed to protect the confidentiality, integrity and availability of our information systems and assets that store, process, or transmit information. The Program is modeled on the global standard for risk assessment, International Organization for Standardization 27001, and is guided by the six domains of cybersecurity established by the National Institute of Standards and Technology Cybersecurity Framework (i.e., govern, identify, protect, detect, respond, and recovery). The Program seeks to adhere to applicable U.S. and international laws and regulations, including New York State's cybersecurity regulation applicable to financial services institutions authorized by the New York State Department of Financial Services.

The Program's security and risk policies and standards, implemented by either the Company or third party assessors or consultants, include:

– information security management tools, such as firewalls, intrusion prevention and detection systems, anti-malware functionality, and access privilege controls;

– vulnerability management, including penetration and control testing and vulnerability scans of information systems;

– incident monitoring, breach notification and escalation, including disaster recovery and incident response plans and resources;

– risk based assessment of third party service providers; and

– annual cybersecurity awareness training for employees and contractors.

The Company has not identified any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition, for the period covered by this annual report. For a discussion regarding risks associated with cybersecurity threats, see Risk Factors – Risks Relating to Our Business – "If our information technology, telecommunications or other computer systems become unavailable or unreliable, our ability to conduct our business could be negatively or severely impacted" and "Failure to maintain the security of information technology systems and confidential data may expose us to liability."

Board Oversight, Governance and Risk Management

The entire Board of Directors has oversight of risks from cybersecurity threats and receives periodic updates on such risks from the Company's management, including from the Company's President and CEO and its Vice President, Chief Information Security Officer (CISO).

Our CISO is principally responsible for assessing and managing all aspects of the Program, including the Company's Regional Information Security Officers (RISOs), third-party consultants, development of industry trends and control testing and tracking by risk level. Our CISO meets periodically with senior executives, including the Company's President and Chief Executive Officer, to discuss the Company's cybersecurity strategy, and its monitoring, prevention, detection, mitigation, and remediation of cybersecurity risks. Regular reporting on the Program is also provided to the Company's Enterprise Risk Management Committee, which is comprised of the President and CEO, Senior Vice President – Enterprise Risk Management, Executive Vice President – Investments, Executive Vice President – Chief Financial Officer, Executive Vice President – Secretary, and the Of Counsel and Assistant Secretary. Collectively, the CISO and RISOs, along with their teams, in collaboration with the technology and business owners, implement the Program. Legal, Compliance, and Internal Audit functions also assess the Program's adherence to regulatory requirements and internal controls.

In the event of a potentially material cybersecurity incident, the Company's incident response plans establish escalation protocols for relevant IT leaders and functional leaders within Enterprise Risk Management, Legal, Compliance and Internal Audit to engage management as appropriate.

Our CISO has over 25 years of information security experience and is licensed as a Certified Information Systems Security Professional.

ITEM 2. PROPERTIES

W. R. Berkley and its subsidiaries own or lease office buildings or office space suitable to conduct their operations. At December 31, 2023, the Company had aggregate office space of 4,333,225 square feet, of which 1,042,156 were owned and 3,291,069 were leased.

Rental expense for the Company's operations was approximately $44,256,000, $43,383,000 and $44,051,000 for 2023, 2022 and 2021, respectively. Future minimum lease payments, without provision for sublease income, are $50,222,000 in 2024, $41,249,000 in 2025 and $166,192,000 thereafter.

ITEM 3. LEGAL PROCEEDINGS

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

On December 22, 2023, one of the Company's subsidiaries filed a lawsuit against certain reinsurers to recover in excess of $90 million in respect of certain losses paid to its policyholders under certain event cancellation and related insurance policies. The Company believes its claims against the reinsurers are meritorious and expects a positive resolution to its lawsuit. While an adverse outcome is possible, the Company believes that the outcome, in any case, will not be material to the Company's financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is traded on the New York Stock Exchange under the symbol "WRB".

In 2023, the Board declared regular quarterly cash dividends of $0.10 per share in the first quarter and $0.11 per share in each of the remaining three quarters, as well as special dividends of $0.50 per share in the first, third, and fourth quarters, for a total of $501 million in aggregate dividends in 2023.

The approximate number of record holders of the common stock on February 15, 2024 was 327.

The chart below shows a comparison of 5 year cumulative total return.

Comparison of 5 Year Cumulative Total Return

Assumes initial investment of $100 on January 1, 2018, with dividends reinvested.



As of December 31, 2023, the S&P 500® Property and Casualty Insurance Index consists of The Allstate Corporation, Arch Capital Group Ltd. (added Nov. 2022), Chubb Limited, Cincinnati Financial Corporation, The Hartford Financial Services Group, Inc., Loews Corporation (CNA), The Progressive Corporation, The Travelers Companies, Inc., and W. R. Berkley Corporation (added Dec. 2019).

		2018	2019	2020	2021	2022	2023
W. R. Berkley Corporation	Cum $	100.00	143.83	139.30	177.37	237.46	238.04
S&P 500 Index - Total Returns	Cum $	100.00	131.48	155.64	200.28	163.89	207.05
S&P 500 Property and Casualty Insurance Index	Cum $	100.00	125.87	133.84	157.28	187.04	207.20

Set forth below is a summary of the shares repurchased by the Company during the fourth quarter of 2023 and the remaining number of shares authorized for purchase by the Company during such period.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
October 2023	371,497	$ 63.75	371,497	14,430,487
November 2023	—	—	—	14,430,487
December 2023	1,189,204	69.75	1,189,204	13,241,283

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates worldwide in two segments of the property and casualty business: Insurance and Reinsurance & Monoline Excess. Our decentralized structure provides us with the flexibility to respond quickly and efficiently to local or specific market conditions and to pursue specialty business niches. It also allows us to be closer to our customers in order to better understand their individual needs and risk characteristics. While providing our business units with certain operating autonomy, our structure allows us to capitalize on the benefits of economies of scale through centralized capital, investment, reinsurance, enterprise risk management, and actuarial, financial and corporate compliance support. The Company's primary sources of revenues and earnings are its insurance operations and its investments.

An important part of our strategy is to form new businesses to capitalize on various opportunities. Over the years, the Company has formed numerous businesses that are focused on important parts of the economy in the U.S., including healthcare, cyber security, energy and agriculture, and on growing international markets, including the Asia-Pacific region, South America and Mexico.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time an insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic or social inflation on the amount of compensation for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of capital employed in the industry, and the industry's willingness to deploy that capital.

The Company's profitability is also affected by its investment income and investment gains. The Company's invested assets are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates, as well as the credit quality and duration of the securities.

The Company also invests in equity securities, merger arbitrage securities, investment funds, private equity, loans and real estate related assets. The Company's investments in investment funds and its other alternative investments have experienced, and the Company expects to continue to experience, greater fluctuations in investment income. The Company's share of the earnings or losses from investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

In March 2022, the Company sold a real estate investment consisting of an office building located in London for £718 million. The Company realized a pretax gain of $317 million in the first quarter of 2022, before transaction expenses and the impact of foreign currency, including the reversal of the currency translation adjustment. The gain was $251 million after such adjustments.

In June 2023, the Company completed a sale of the property and casualty insurance services division of Breckenridge IS, Inc. and recognized a pre-tax net realized gain on investment of $89 million.

The ultimate impact of COVID-19 on the Company's results of operations, financial position and liquidity is not within the Company's control and remains unclear due to, among other factors, its ongoing impact and uncertainty in connection with its claims, reserves and reinsurance recoverables.

Critical Accounting Estimates

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed reinsurance premiums and other-than-temporary impairments of investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment based upon known information about the claim at that time. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in estimating the ultimate economic value of losses. These factors include, among other things, historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

Reserves do not represent a certain calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing reserves are well tested over time, the major assumptions about anticipated loss emergence patterns are subject to uncertainty. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot provide assurance that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each business. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each business.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is priced and written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each business. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include auto, primary workers' compensation, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider. Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect the latest reported loss data, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity, relative to our assumptions, on our loss estimate for claims occurring in 2023:

(In thousands)	Frequency (+/-)		
Severity (+/-)	1%	5%	10%
1%	$ 126,867	$ 381,863	$ 700,608
5%	381,863	646,957	978,326
10%	700,608	978,326	1,325,474

Our net reserves for losses and loss expenses of approximately $15.7 billion as of December 31, 2023 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above. The impact of such changes would likely be manifested gradually over the course of many years, as the magnitude of the changes became evident.

Approximately $3.1 billion, or 20%, of the Company's net loss reserves as of December 31, 2023 relate to the Reinsurance & Monoline Excess segment. There is a higher degree of uncertainty and greater variability regarding estimates of excess workers' compensation and assumed reinsurance loss reserves. In the case of excess workers' compensation, our policies generally attach at $1 million or higher. The claims which reach our layer therefore tend to involve the most serious injuries and many remain open for the lifetime of the claimant, which extends the claim settlement tail. These claims also occur less frequently but tend to be larger than primary claims, which increases claim variability. In the case of assumed reinsurance our loss reserve estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is also extended. Management considers the impact of delayed reporting and the extended tail in its selection of loss development factors for these lines of business.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2023 and 2022:

(In thousands)	2023	2022
Insurance	$ 12,518,591	$ 11,233,924
Reinsurance & Monoline Excess	3,143,229	3,014,955
Net reserves for losses and loss expenses	15,661,820	14,248,879
Ceded reserves for losses and loss expenses	3,077,832	2,762,344
Gross reserves for losses and loss expenses	$ 18,739,652	$ 17,011,223

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2023 and 2022:

(In thousands)	Reported Case Reserves	Incurred But Not Reported	Total
December 31, 2023			
Other liability	$ 1,927,701	$ 4,561,410	$ 6,489,111
Workers' compensation (1)	1,019,445	790,944	1,810,389
Professional liability	527,555	1,438,102	1,965,657
Auto	722,963	734,832	1,457,795
Short-tail lines (2)	377,278	418,361	795,639
Total Insurance	4,574,942	7,943,649	12,518,591
Reinsurance & Monoline Excess (1) (3)	1,579,069	1,564,160	3,143,229
Total	$ 6,154,011	$ 9,507,809	$ 15,661,820
December 31, 2022			
Other liability	$ 1,808,700	$ 3,826,444	$ 5,635,144
Workers' compensation (1)	1,023,961	899,215	1,923,176
Professional liability	501,572	1,243,604	1,745,176
Auto	629,149	528,398	1,157,547
Short-tail lines (2)	403,974	368,907	772,881
Total Insurance	4,367,356	6,866,568	11,233,924
Reinsurance & Monoline Excess (1) (3)	1,551,687	1,463,268	3,014,955
Total	$ 5,919,043	$ 8,329,836	$ 14,248,879

_____

(1) Reserves for excess and assumed workers' compensation business are net of an aggregate net discount of $390 million and $416 million as of December 31, 2023 and 2022, respectively.

(2) Short-tail lines include commercial multi-peril (non-liability), inland marine, accident and health, fidelity and surety, boiler and machinery, high net worth homeowners and other lines.

(3) Reinsurance & Monoline Excess includes property and casualty reinsurance as well as operations that solely retain risk on an excess basis.

The Company evaluates reserves for losses and loss expenses on a quarterly basis. Changes in estimates of prior year losses are reported when such changes are made. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Certain of the Company's insurance and reinsurance contracts are retrospectively rated, whereby the Company collects more or less premiums based on the level of loss activity. For those contracts, changes in loss and loss expenses for prior years may be fully or partially offset by additional or return premiums.

Net prior year development (i.e, the sum of prior year reserve changes and prior year earned premiums changes) for each of the last three years ended December 31, are as follows:

(In thousands)	2023	2022	2021
Increase in prior year loss reserves	$ (29,681)	$ (54,511)	$ (863)
Increase in prior year earned premiums	10,782	18,106	7,510
Net (unfavorable) favorable prior year development	$ (18,899)	$ (36,405)	$ 6,647

The COVID-19 global pandemic has impacted, and may further impact, the Company's loss costs. Accordingly, the ultimate net impact of COVID-19 on the Company's reserves remains uncertain. As of December 31, 2023, the Company had recognized losses for COVID-19-related claims activity, net of reinsurance, of approximately $384 million, of which $326 million relates to the Insurance segment and $58 million relates to the Reinsurance & Monoline Excess segment. Such $384 million of COVID-19-related losses included $381 million of reported losses and $3 million of IBNR. For the year ended December 31, 2023, the Company recognized current accident year losses for COVID-19-related claims activity, net of reinsurance, of approximately $1 million, all of which relates to the Insurance segment.

Unfavorable prior year development (net of additional and return premiums) was $19 million in 2023.

Insurance – Reserves for the Insurance segment developed unfavorably by $24 million in 2023 (net of additional and return premiums). The unfavorable development for the segment was concentrated in the early part of the year, with reserve development being flat overall during the second half of 2023. A key driver of the unfavorable development early in 2023 was property catastrophe losses related to 2022 events which were still being adjusted and settled during the early part of 2023. In particular, losses related to U.S. winter storms which occurred during the month of December 2022 were a significant contributor to the development, as information gathering and evaluation of many of these claims were still ongoing into the new year.

In addition to the property prior year development discussed above, during 2023 the Insurance segment also experienced adverse prior year development on casualty lines of business for the 2016 through 2019 accident years, which was offset by favorable prior year development on casualty lines of business for the 2020 through 2022 accident years. The unfavorable development on the 2016 through 2019 accident years was concentrated in the general liability and commercial auto liability lines of business. The development, which particularly impacted business attaching excess of primary policy limits, was driven by a larger than expected number of large losses reported. The Company believes social inflation is contributing to an increase in the frequency of large losses for these accident years. Social inflation can include higher settlement demands from plaintiffs, use of tactics such as litigation funding by the plaintiffs' bar, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among others.

The favorable prior year development on casualty lines for the 2020 through 2022 accident years in the Insurance segment was concentrated in the professional liability, workers' compensation, and general liability lines of business. Due to elevated uncertainty regarding incurred loss frequency and severity as a result of ongoing social inflation and the impacts of the COVID-19 pandemic, the Company set its initial loss ratios for the 2020 through 2022 accident years prudently, and largely maintained these estimates through the end of each respective accident year. The reported loss experience to date for these lines of business for the 2020 through 2022 accident years has been significantly better than was expected, and the Company has begun to react to this favorable emergence as the accident years mature beyond the age of twelve months. It should also be noted that commercial auto liability experienced adverse prior year development for the 2020 through 2022 accident years, which partially offset the favorable development discussed above; the adverse development was driven by a larger than expected number of large losses reported.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $5 million in 2023 (net of additional and return premiums). The overall favorable prior year development for the segment was driven mainly by favorable development in excess workers' compensation, substantially offset by unfavorable development in the non-proportional reinsurance assumed liability and excess general liability (including umbrella) lines of business. The favorable excess workers' compensation development was driven by continued lower claim frequency and reported losses relative to our expectations, and to favorable claim settlements. The favorable development was spread across many prior accident years. The unfavorable development for non-proportional reinsurance assumed liability and excess general liability was associated primarily with our U.S. assumed reinsurance business, and related to accounts reinsuring excess and umbrella business and construction projects. The adverse development was concentrated mainly in accident years 2017 through 2020.

Unfavorable prior year development (net of additional and return premiums) was $36 million in 2022.

Insurance – Reserves for the Insurance segment developed unfavorably by $40 million in 2022 (net of additional and return premiums). The unfavorable development in the segment primarily related to COVID-19 losses at two businesses. These businesses wrote policies providing coverage for event cancellation and film production delay which were heavily impacted by losses directly caused by the COVID-19 pandemic. Most of this COVID-19 related unfavorable development emerged during the third quarter as a result of settlements of claims at values higher than our expectations. However, the Company believes that as a result of these settlements the remaining level of uncertainty around the ultimate value of its known COVID-19 claims has been significantly reduced.

The unfavorable development mentioned above also includes favorable prior year development for the Insurance segment primarily attributable to the 2020 and 2021 accident years and unfavorable development on the 2015 through 2019 accident years. The favorable development on the 2020 and 2021 accident years was concentrated in certain casualty lines of business including general liability, professional liability, and workers' compensation. The Company experienced lower reported claim frequency in these lines of business during 2020 and 2021 relative to historical averages, and continued to experience lower reported incurred losses relative to its expectations for these accident years as they developed during 2022. These trends began in 2020 and we believe were caused by the impacts of the COVID-19 pandemic, including for example, lockdowns, reduced driving/traffic and increased work from home. Due to the uncertainty regarding the ultimate impacts of the pandemic on accident years 2020 and 2021 incurred losses, the Company was cautious in reacting to these lower trends in setting and updating its loss ratio estimates for these years. As these accident years have continued to mature, the Company has continued to recognize some of the favorable reported experience in its ultimate loss estimates made during 2022.

The unfavorable development on the 2015 through 2019 accident years was concentrated in the general liability and professional liability, including medical professional, lines of business, as well as auto liability. The development was driven by a larger than expected number of large losses reported. The Company believes social inflation is contributing to an increase in the frequency of large losses for these accident years. Social inflation can include higher settlement demands from plaintiffs, use of tactics such as litigation funding by the plaintiffs' bar, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among others.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $4 million in 2022 (net of additional and return premiums). The overall favorable development for the segment was driven mainly by favorable development in excess workers compensation, substantially offset by unfavorable development in the professional liability and non-proportional reinsurance assumed liability lines of business. The favorable excess workers' compensation development was spread across most prior accident years, including 2012 and prior years, and was driven by a review of the Company's claim reporting patterns as well as a number of favorable claim settlements relative to expectations. The unfavorable professional liability and non-proportional reinsurance assumed liability development was concentrated mainly in accident years 2016 through 2018 and was associated primarily with our U.S. assumed reinsurance business and related to accounts insuring construction projects and professional liability exposures.

Favorable prior year development (net of additional and return premiums) was $7 million in 2021.

Insurance – Reserves for the Insurance segment developed favorably by $20 million in 2021 (net of additional and return premiums). The overall favorable development in 2021 was attributable to favorable development on the 2020 accident year, partially offset by adverse development on the 2016 through 2019 accident years.

The favorable development on the 2020 accident year was largely concentrated in the auto liability and other liability lines of business, including commercial multi-peril liability. During 2020 the Company achieved larger rate increases in these lines of business than were contemplated in its budget and in its initial loss ratio selections. The Company also experienced significantly lower reported claim frequency in these lines in 2020 relative to historical averages, and lower reported incurred losses relative to its expectations. We believe that the lower claim frequency and lower reported incurred losses were caused by the impacts of the COVID-19 pandemic, for example, lockdowns, reduced driving and traffic, work from home, and court closures. However, due to the uncertainty regarding the ultimate impacts of the pandemic on accident year 2020 incurred losses, the Company elected not to react to these lower reported trends during 2020. As more information became available and the 2020 accident year continued to mature, during 2021 the Company started to recognize favorable accident year 2020 development in response to the continuing favorable reported loss experience relative to its expectations.

The adverse development on the 2016 through 2019 accident years is concentrated largely in the other liability line of business, including commercial multi-peril liability, but is also seen to a lesser extent in auto liability. The adverse development for these accident years is driven by a higher than expected number of large losses reported, and particularly impacted the directors and officers liability, lawyers professional liability, and excess and surplus lines casualty classes of business. We also believe that increased social inflation is contributing to the increased number of large losses, for example, higher jury awards on cases which go to trial, and the corresponding higher demands from plaintiffs and higher values required to reach settlement on cases which do not go to trial.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed unfavorably by $13 million in 2021. The unfavorable development in the segment was driven by the non-proportional reinsurance assumed liability and other liability lines of business, related primarily to accident years 2017 through 2019, and was partially offset by favorable development in excess workers' compensation business which was spread across many prior accident years. The unfavorable non-proportional reinsurance assumed liability and other liability development was associated with our U.S. and U.K. assumed reinsurance business, and related primarily to accounts insuring construction projects and professional liability exposures.

Reserve Discount. The Company discounts its liabilities for certain workers' compensation reserves. The amount of workers' compensation reserves that were discounted was $1,352 million and $1,464 million at December 31, 2023 and 2022, respectively. The aggregate net discount for those reserves, after reflecting the effects of ceded reinsurance, was $390 million and $416 million at December 31, 2023 and 2022, respectively. At December 31, 2023, discount rates by year ranged from 0.7% to 6.5%, with a weighted average discount rate of 3.4%.

Substantially all discounted workers' compensation reserves (97% of total discounted reserves at December 31, 2023) are excess workers' compensation reserves. In order to properly match loss expenses with income earned on investment securities supporting the liabilities, reserves for excess workers' compensation business are discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These rates are determined annually based on the weighted average rate for the period. Once established, no adjustments are made to the discount rate for that period, and any increases or decreases in loss reserves in subsequent years are discounted at the same rate, without regard to when any such adjustments are recognized. The expected loss and loss expense payout patterns subject to discounting are derived from the Company's loss payout experience.

The Company also discounts reserves for certain other long-duration workers' compensation reserves (representing approximately 3% of total discounted reserves at December 31, 2023), including reserves for quota share reinsurance and reserves related to losses regarding occupational lung disease. These reserves are discounted at statutory rates prescribed or permitted by the Department of Insurance of the State of Delaware.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premiums, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $65 million and $60 million at December 31, 2023 and 2022, respectively. The assumed premium estimates are based upon terms set forth in reinsurance agreements, information received from ceding companies during the underwriting and negotiation of agreements, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.

Allowance for Expected Credit Losses on Investments.

Fixed Maturity Securities – For fixed maturity securities in an unrealized loss position where the Company intends to sell, or it is more likely than not that it will be required to sell the security before recovery in value, the amortized cost basis is written down to fair value through net investment gains (losses). For fixed maturity securities in an unrealized loss position where the Company does not intend to sell, or it is more likely than not that it will not be required to sell the security before recovery in value, the Company evaluates whether the decline in fair value has resulted from credit losses or all other factors (non-credit factors). In making this assessment, the Company considers the extent to which fair value is less than amortized cost, changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for expected credit losses is recorded for the credit loss through net investment gains (losses), limited by the amount that the fair value is less than the amortized cost basis. The allowance is adjusted for any change in expected credit losses and subsequent recoveries through net investment gains (losses). The impairment related to non-credit factors is recognized in other comprehensive income (loss).

The Company's credit assessment of allowance for expected credit losses uses a third party model for available for sale and held to maturity securities, as well as loans receivable. The allowance for expected credit losses is generally based on the performance of the underlying collateral under various economic and default scenarios that involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. A discounted cash flow analysis is used to ascertain the amount of the allowance for expected credit losses, if any. In general, the model reverts to the rating-level long-term average marginal default rates based on 10 years of historical data, beyond the forecast period. For other inputs, the model in most cases reverts to the baseline long-term assumptions linearly over 5 years beyond the forecast period. The long-term assumptions are based on the historical averages.

The Company classifies its fixed maturity securities by credit rating, primarily based on ratings assigned by credit rating agencies. For purposes of classifying securities with different ratings, the Company uses the average of the credit ratings assigned, unless in limited situations the Company's own analysis indicates an internal rating is more appropriate. Securities that are not rated by a rating agency are evaluated and classified by the Company on a case-by-case basis.

A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2023 is presented in the table below.

($ in thousands)	Number of Securities	Aggregate Fair Value		Unrealized Loss	
Foreign government	33	$	102,689	$	107,301
State and municipal	5		22,830		6,469
Corporate	16		21,424		1,928
Mortgage-backed securities	15		4,393		185
Asset-backed securities	5		197		148
Total	74	$	151,533	$	116,031

As of December 31, 2023, the Company has recorded an allowance for expected credit losses on fixed maturity securities of $37 million. The Company has evaluated the remaining fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default under financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due.

Loans Receivable – For loans receivable, the Company estimates an allowance for expected credit losses based on relevant information about past events, including historical loss experience, current conditions and forecasts that affect the expected collectability of the amortized cost of the financial asset. The allowance for expected credit losses is presented as a reduction to amortized cost of the financial asset in the consolidated balance sheet and changes to the estimate for expected credit losses are recognized through net investment gains (losses). Loans receivable are reported net of an allowance for expected credit losses of $3 million and $2 million as of December 31, 2023 and 2022, respectively.

Fair Value Measurements. The Company's fixed maturity available for sale securities, equity securities, and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of the vast majority of the Company's portfolio is based on observable data (other than quoted prices) and, accordingly, is classified as Level 2.

In classifying particular financial securities in the fair value hierarchy, the Company uses its judgment to determine whether the market for a security is active and whether significant pricing inputs are observable. The Company determines the existence of an active market by assessing whether transactions occur with sufficient frequency and volume to provide reliable pricing information. The Company determines whether inputs are observable based on the use of such information by pricing services and external investment managers, the uninterrupted availability of such inputs, the need to make significant adjustments to such inputs and the volatility of such inputs over time. If the market for a security is determined to be inactive or if significant inputs used to price a security are determined to be unobservable, the security is categorized in Level 3 of the fair value hierarchy.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

The following is a summary of pricing sources for the Company's fixed maturity securities available for sale as of December 31, 2023:

(In thousands)	Carrying Value	Percent of Total
Pricing source:		
Independent pricing services	$ 19,589,441	97.3 %
Syndicate manager	85,139	0.4
Directly by the Company based on:		
Observable data	450,356	2.3
Total	$ 20,124,936	100.0 %

Independent pricing services - Substantially all of the Company's fixed maturity securities available for sale were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities). The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness based upon current trading levels for similar securities. If the prices appear unusual to the Company, they are re-examined and the value is either confirmed or revised. In addition, the Company periodically performs independent price tests of a sample of securities to ensure proper valuation and to verify our understanding of how securities are priced. As of December 31, 2023, the Company did not make any adjustments to the prices provided by the pricing services. Based upon the Company's review of the methodologies used by the independent pricing services, these securities were classified as Level 2.

Syndicate manager – The Company has a 15% participation in a Lloyd's syndicate, and the Company's share of the securities owned by the syndicate is priced by the syndicate's manager. The majority of the securities are liquid, short duration fixed maturity securities. The Company reviews the syndicate manager's pricing methodology and audited financial statements and holds discussions with the syndicate manager as necessary to confirm its understanding and agreement with security prices. Based upon the Company's review of the methodologies used by the syndicate manager, these securities were classified as Level 2.

Observable data – If independent pricing is not available, the Company prices the securities directly. Prices are based on observable market data where available, including current trading levels for similar securities and non-binding quotations from brokers. The Company generally requests two or more quotes. If more than one quote is received, the Company sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes obtained from brokers. Since these securities were priced based on observable data, they were classified as Level 2.

Cash flow model – If the above methodologies are not available, the Company prices securities using a discounted cash flow model based upon assumptions as to prevailing credit spreads, interest rates and interest rate volatility, time to maturity and subordination levels. Discount rates are adjusted to reflect illiquidity where appropriate. These securities were classified as Level 3.

Results of Operations for the Years Ended December 31, 2023 and 2022

Business Segment Results

Following is a summary of gross and net premiums written, net premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of net premiums earned), expense ratios (underwriting expenses expressed as a percentage of net premiums earned) and GAAP combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2023 and 2022. The GAAP combined ratio represents a measure of underwriting profitability, excluding investment income. A GAAP combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(In thousands)		2023		2022
Insurance				
Gross premiums written	$	11,561,138	$	10,583,785
Net premiums written		9,657,121		8,784,146
Net premiums earned		9,130,324		8,369,062
Loss ratio		62.3 %		61.3 %
Expense ratio		28.4		27.9
GAAP combined ratio		90.7		89.2
Reinsurance & Monoline Excess				
Gross premiums written	$	1,410,868	$	1,325,267
Net premiums written		1,297,346		1,219,924
Net premiums earned		1,270,363		1,192,367
Loss ratio		53.8 %		61.3 %
Expense ratio		28.3		28.4
GAAP combined ratio		82.1		89.7
Consolidated				
Gross premiums written	$	12,972,006	$	11,909,052
Net premiums written		10,954,467		10,004,070
Net premiums earned		10,400,687		9,561,429
Loss ratio		61.3 %		61.3 %
Expense ratio		28.4		28.0
GAAP combined ratio		89.7		89.3

Net Income to Common Stockholders. The following table presents the Company's net income to common stockholders and net income per diluted share for the years ended December 31, 2023 and 2022.

(In thousands, except per share data)		2023		2022
Net income to common stockholders	$	1,381,359	$	1,381,062
Weighted average diluted shares		273,298		279,461
Net income per diluted share	$	5.05	$	4.94

The Company reported net income of $1,381 million in both 2023 and 2022. The 2023 net income reflected an after-tax increase in net investment income of $216 million primarily due to rising interest rates and a larger investment portfolio related to fixed maturity securities, an after-tax increase in underwriting income of $38 million mainly due to the growth in premium rates, an after-tax reduction in interest expenses of $2 million due to debt repayment in 2022, an after-tax increase in profit from insurance service businesses of $1 million and an after-tax increase of $1 million in minority interest, offset by an after-tax reduction in net investment gains of $123 million mainly due to the gain on sale of a real estate investment in 2022, an after-tax increase in foreign currency losses of $65 million mainly due to weakening of the U.S. dollar against other currencies in 2023, an after-tax increase in corporate expenses of $37 million due to increased compensation-related costs, an increase of $28 million in tax expense due to a change in the effective tax rate and an after-tax decrease in profits from non-insurance businesses of $5 million. The number of weighted average diluted shares decreased by 6.2 million for 2023 compared to 2022, mainly reflecting shares repurchased in 2023.

Premiums. Gross premiums written were $12,972 million in 2023, an increase of 9% from $11,909 million in 2022. The increase was due to the growth in the Insurance segment of $977 million and $86 million in the Reinsurance & Monoline Excess segment. Approximately 81% and 82% of premiums expiring were renewed in 2023 and 2022, respectively.

Average renewal premium rates for insurance and facultative reinsurance increased 7.1% in 2023 and 6.4% in 2022, when adjusted for changes in exposures. Average renewal premium rates for insurance and facultative reinsurance excluding workers' compensation increased 8.1% in 2023 and 7.5% in 2022, when adjusted for changes in exposures.

A summary of gross premiums written in 2023 compared with 2022 by line of business within each business segment follows:

- Insurance gross premiums increased 9% to $11,561 million in 2023 from $10,584 million in 2022. Gross premiums increased $516 million (13%) for other liability, $454 million (19%) for short-tail lines, $141 million (11%) for auto and $10 million (1%) for workers' compensation, partially offset by a reduction of $144 million (9%) for professional liability.

- Reinsurance & Monoline Excess gross premiums increased 6% to $1,411 million in 2023 from $1,325 million in 2022. Gross premiums written increased $79 million (30%) for property lines and $28 million (12%) for monoline excess, partially offset by a reduction of $22 million (3%) for casualty lines.

Net premiums written were $10,954 million in 2023, an increase of 10% from $10,004 million in 2022. Ceded reinsurance premiums as a percentage of gross written premiums were 16% in both 2023 and 2022.

Premiums earned increased 9% to $10,401 million in 2023 from $9,561 million in 2022. Insurance premiums (including the impact of rate changes) are generally earned evenly over the policy term, and accordingly recent rate increases will be earned over the upcoming quarters. Premiums earned in 2023 are related to business written during both 2023 and 2022. Audit premiums were $363 million in 2023 compared with $312 million in 2022.

Net Investment Income. Following is a summary of net investment income (loss) for the years ended December 31, 2023 and 2022:

(In thousands)	Amount		Average Annualized Yield	
	2023	2022	2023	2022
Fixed maturity securities, including cash and cash equivalents and loans receivable	$ 929,098	$ 549,281	4.4 %	2.9 %
Arbitrage trading account	69,369	45,213	5.7	3.9
Equity securities	55,726	52,600	5.1	4.9
Investment funds	16,743	145,099	1.0	8.9
Real estate	(11,185)	(3,087)	(0.9)	(0.2)
Gross investment income	1,059,751	789,106	4.0	3.2
Investment expenses	(6,916)	(9,921)	—	—
Total	$ 1,052,835	$ 779,185	4.0 %	3.2 %

Net investment income increased 35% to $1,053 million in 2023 from $779 million in 2022 due primarily to a $380 million increase in income from fixed maturity securities mainly driven by higher interest rates and a larger investment portfolio, a $24 million increase from the arbitrage trading account (including investment income from trading account receivables from brokers and clearing organizations), a $3 million increase from equity securities and a $3 million reduction in investment expenses, partially offset by a $128 million decrease in income from investment funds primarily due to financial service funds and real estate funds and an $8 million decrease in real estate. Investment funds are reported on a one quarter lag. The average annualized yield for fixed maturity securities was 4.4% in 2023 and 2.9% in 2022. The effective duration of the fixed maturity portfolio was 2.4 years at both December 31, 2023 and 2022. The Company maintained the shortened duration of its fixed maturity security portfolio, thereby reducing the potential impact of mark-to-market on the portfolio and positioning the Company to react quickly to changes in the current interest rate environment. Average invested assets, at cost (including cash and cash equivalents), were $26.4 billion in 2023 and $24.4 billion in 2022.

Insurance Service Fees. The Company earns fees from an insurance distribution business (part of which was sold in June 2023), a third-party administrator, and as a servicing carrier of workers' compensation assigned risk plans for certain states. Insurance service fees were $106 million in 2023 and $111 million in 2022. The decrease in service fees resulted from the sale of the property and casualty insurance services division of Breckenridge IS, Inc.

Net Realized and Unrealized Gains on Investments. The Company buys and sells securities and other investment assets on a regular basis in order to maximize its total return on investments. Decisions to sell securities and other investment assets are based on management's view of the underlying fundamentals of specific investments as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized and unrealized gains on investments were $48 million in 2023 compared with $217 million in 2022. In 2023, the gains reflected a change in unrealized gains on equity securities of $70 million, partially offset by net realized losses on investments of $23 million. In 2022, the gains reflected net realized gains on investments of $218 million (primarily due to a $251 million net gain from the sale of a real estate investment in London after transaction expenses and the foreign currency impact including reversal of the currency translation adjustment), partially offset by a change in unrealized losses on equity securities of $1 million.

Change in Allowance for Expected Credit Losses on Investments. Based on credit factors, the allowance for expected credit losses is increased or decreased depending on the percentage of unrealized loss relative to amortized cost by security, changes in rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. In 2023, the pre-tax change in allowance for expected credit losses on investments increased by $498 thousand ($393 thousand after-tax), which is reflected in net investment gains. In 2022, the pre-tax change in allowance for expected credit losses on investments increased by $15 million ($12 million after-tax), which is reflected in net investment gains, primarily due to change in estimate.

Revenues from Non-Insurance Businesses. Revenues from non-insurance businesses were derived from businesses engaged in the distribution of promotional merchandise, world-wide textile solutions, and aviation-related businesses that provide services to aviation markets, including (i) the distribution, manufacturing, repair and overhaul of aircraft parts and components, (ii) the sale of new and used aircraft, and (iii) avionics, fuel, maintenance, storage and charter services. Revenues from non-insurance businesses were $536 million in 2023 and $510 million in 2022. The increase mainly relates to aviation-related business and the commercial and residential textile business, which we acquired in 2022, partially offset by the decrease of promotional merchandise and existing textile business.

Losses and Loss Expenses. Losses and loss expenses increased to $6,372 million in 2023 from $5,862 million in 2022. The consolidated loss ratio was 61.3% in both 2023 and 2022. Catastrophe losses, net of reinsurance recoveries, were $195 million (including current accident year losses of approximately $1 million related to COVID-19) in 2023 compared with $212 million (including losses of approximately $5 million related to COVID-19) in 2022. Adverse prior year reserve development (net of premium offsets) was $19 million in 2023 and $36 million in 2022 (refer to Note 13 of our consolidated financial statements for more detail). The loss ratio excluding catastrophe losses and prior year reserve development was 59.2% and 58.7% in 2023 and 2022, respectively.

A summary of loss ratios in 2023 compared with 2022 by business segment follows:

- Insurance - The loss ratio was 62.3% in 2023 and 61.3% in 2022. Catastrophe losses were $160 million in 2023 compared with $127 million in 2022. Adverse prior year reserve development was $24 million in 2023, principally from property catastrophe losses, and $40 million in 2022. The loss ratio excluding catastrophe losses and prior year reserve development increased 1.0 points to 60.3% in 2023 from 59.3% in 2022.

- Reinsurance & Monoline Excess - The loss ratio was 53.8% in 2023 and 61.3% in 2022. Catastrophe losses were $35 million in 2023 compared with $85 million in 2022. Favorable prior year reserve development was $5 million in 2023 and $4 million in 2022. The loss ratio excluding catastrophe losses and prior year reserve development decreased 3.1 points to 51.4% in 2023 from 54.5% in 2022.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses:

(In thousands)	2023	2022
Policy acquisition and insurance operating expenses	$ 2,954,686	$ 2,673,903
Insurance service expenses	91,714	96,419
Net foreign currency losses (gains)	31,799	(50,930)
Other costs and expenses	285,737	242,113
Total	$ 3,363,936	$ 2,961,505

Policy acquisition and insurance operating expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Policy acquisition and insurance operating expenses increased 11% and net premiums earned increased 9% from 2022. The expense ratio (underwriting expenses expressed as a percentage of net premiums earned) increased by 0.4 points to 28.4% in 2023 from 28.0% in 2022 mainly due to lower ceding commissions, increased compensation costs and new start-up operating unit expenses.

Service expenses, which represent the costs associated with the fee-based businesses, was $92 million in 2023, down from $96 million in 2022, as a result of the sale of the property and casualty insurance services division of Breckenridge IS, Inc.

Net foreign currency losses (gains) result from transactions denominated in a currency other than a businesses' functional currency. Net foreign currency losses were $32 million in 2023 compared to gains of $51 million in 2022, primarily related to the strengthening of the U.K. sterling and Euro against the U.S. dollar in 2023.

Other costs and expenses represent general and administrative expenses of the parent company and other expenses not allocated to business segments, including the cost of certain long-term incentive plans and new business ventures. Other costs and expenses increased to $286 million in 2023 from $242 million in 2022, primarily due to the increase in compensation-related costs in 2023.

Expenses from Non-Insurance Businesses. Expenses from non-insurance businesses represent costs associated with businesses engaged in the distribution of promotional merchandise, world-wide textile solutions, and aviation-related businesses that include (i) cost of goods sold related to aircraft and products sold and services provided and (ii) general and administrative expenses. Expenses from non-insurance businesses were $525 million in 2023 compared to $493 million in 2022. The increase mainly relates to the aviation-related business and the residential and commercial textile business, which we acquired in 2022, partially offset by the decrease of promotional merchandise and existing textile business.

Interest Expense. Interest expense was $127 million in 2023, down from $130 million in 2022, primarily due to the repayment at maturity of its $77 million aggregate principal amount of 8.7% senior notes and its $350 million aggregate principal amount of 4.625% senior notes in the first quarter of 2022.

Income Taxes. The effective income tax rate was 21.1% in 2023 and 19.5% in 2022. The higher effective income tax rate for the year, as compared to 2022, was primarily due to a net reduction to the Company's valuation allowance against foreign tax credits and foreign net operating losses in the earlier period. See Note 16 of the Consolidated Financial Statements for a reconciliation of the income tax expense and the amounts computed by applying the Federal income tax rate of 21%.

The Company has not provided U.S. deferred income taxes on the undistributed earnings of approximately $261 million of its non-U.S. subsidiaries since these earnings are intended to be permanently reinvested in the non-U.S. subsidiaries. In the future, if such earnings were distributed the Company projects that the incremental tax, if any, will be immaterial.

On August 16, 2022, the Inflation Reduction Act of 2022 was enacted. Among other things, the legislation introduced a corporate alternative minimum tax on certain corporations. The tax is applicable for taxable years beginning after December 31, 2022 and imposes a 15% minimum tax on a corporation's applicable financial statement income. While we are not subject to this tax in 2023, we continue to evaluate the overall impact of this tax legislation on our operations and U.S. federal income tax position. In addition, a 1% excise tax on the value of corporate share repurchases (net of issuance) went into effect on January 1, 2023, but was not material for 2023.

Further, the Company is monitoring the impact of the implementation of a global minimum tax rate of 15%, also known as Pillar Two, as introduced by the Organization for Economic Co-operation and Development, which applies in some countries commencing in 2024. Our initial assessment is that the impact will not be significant, as the Company mainly operates in jurisdictions with a statutory tax rate above 15%.

The "Bermuda Corporate Income Tax Act 2023" was passed into law December 27, 2023 in Bermuda. The income tax will be based on a statutory tax rate of 15% on Bermuda businesses, subject to reductions for foreign tax credits, and will be effective for fiscal years beginning on or after January 1, 2025. Although we do not currently believe that this will have a material impact on our income tax position, we will continue to evaluate this tax legislation in 2024.

Results of Operations for the Years Ended December 31, 2022 and 2021

For a comparison of the Company's results of operations for the year ended December 31, 2022 to the year ended December 31, 2021, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on February 24, 2023.

Investments

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes is adequate to meet its payment obligations. In addition to fixed maturity securities, the Company invests in equity securities, merger arbitrage securities, investment funds, private equity, loans and real estate related assets. The Company's investments in investment funds and its other alternative investments have experienced, and the Company expects to continue to experience, greater fluctuations in investment income.

The Company also attempts to maintain an appropriate relationship between the effective duration of the investment portfolio and the approximate duration of its liabilities (i.e., policy claims and debt obligations). The effective duration of the investment portfolio was 2.4 years at both December 31, 2023 and 2022. The Company's investment portfolio and investment-related assets as of December 31, 2023 were as follows:

($ in thousands)	Carrying Value	Percent of Total
Fixed maturity securities:		
U.S. government and government agencies	$ 1,716,731	6.4 %
State and municipal:		
Special revenue	1,606,195	6.0
State general obligation	432,078	1.6
Local general obligation	387,336	1.5
Corporate backed	154,839	0.6
Pre-refunded (1)	104,478	0.4
Total state and municipal	2,684,926	10.1
Mortgage-backed securities:		
Agency	1,429,956	5.4
Commercial	644,313	2.4
Residential-Prime	192,193	0.7
Residential-Alt A	2,861	—
Total mortgage-backed securities	2,269,323	8.5
Asset-backed securities	4,187,040	15.7
Corporate:		
Industrial	3,559,555	13.4
Financial	2,779,234	10.4
Utilities	684,924	2.6
Other	630,346	2.4
Total corporate	7,654,059	28.8
Foreign government	1,666,229	6.3
Total fixed maturity securities	20,178,308	75.8
Equity securities available for sale:		
Common stocks	838,054	3.1
Preferred stocks	252,293	0.9
Total equity securities available for sale	1,090,347	4.0
Investment funds	1,621,655	6.1
Cash and cash equivalents	1,363,195	5.1
Real estate	1,249,874	4.7
Arbitrage trading account	938,049	3.5
Loans receivable	201,271	0.8
Total investments	$ 26,642,699	100.0 %

_____

(1) Pre-refunded securities are securities for which an escrow account has been established to fund the remaining payments of principal and interest through maturity. Such escrow accounts are funded almost exclusively with U.S. Treasury and U.S. government agency securities.

Fixed Maturity Securities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations.

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the fair value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

Equity Securities. Equity securities primarily represent investments in common and preferred stocks in companies with potential growth opportunities in different sectors, mainly in the financial institutions and energy sectors.

Investment Funds. At December 31, 2023, the carrying value of investment funds was $1,622 million, including investments in financial services funds of $433 million, other funds of $397 million (which includes a deferred compensation trust asset of $36 million), transportation funds of $344 million, real estate funds of $202 million, infrastructure funds of $131 million and energy funds of $115 million. Investment funds are primarily reported on a one-quarter lag.

Real Estate. Real estate is directly owned property held for investment. At December 31, 2023, real estate properties in operation included a long-term ground lease in Washington D.C., an office complex in New York City and the completed portion of a mixed-use project in Washington D.C. In addition, part of the previously mentioned mixed-use project in Washington D.C. is under development. The Company expects to fund further development costs for the project with a combination of its own funds and external financing. The Company recognized impairments on real estate of $72 million in 2023. During the first quarter of 2022, the Company sold an office building in London.

Arbitrage Trading Account. The arbitrage trading account is comprised of direct investments in arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers.

Loans Receivable. Loans receivable, net of allowance for expected credit losses, had an amortized cost of $201 million and an aggregate fair value of $198 million at December 31, 2023. The amortized cost of loans receivable is net of an allowance for expected credit losses of $3 million as of December 31, 2023. Loans receivable include real estate loans of $200 million that are secured by commercial and residential real estate located primarily in London and New York. Real estate loans generally earn interest at fixed or stepped interest rates and have maturities through 2026. Loans receivable include commercial loans of $1 million that are secured by business assets and have fixed interest rates with varying maturities not exceeding 10 years.

Liquidity and Capital Resources

Cash Flow. Cash flow provided from operating activities increased to $2,929 million in 2023 from $2,569 million in 2022, primarily due to an increase in premium receipts partially offset by increased loss and loss expense payments.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company generally targets an average duration for its investment portfolio that is within 1.5 years of the average number of years held for its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed maturity securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 81% invested in cash, cash equivalents and marketable fixed maturity securities as of December 31, 2023. If the sale of fixed maturity securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Debt. At December 31, 2023, the Company had senior notes, subordinated debentures and other debt outstanding with a carrying value of $2,837 million and a face amount of $2,865 million. The maturities of the outstanding debt are $7 million in 2024, $3 million in 2025, $250 million in 2037, $350 million in 2044, $470 million in 2050, $400 million in 2052, $185 million in 2058, $300 million in 2059, $250 million in 2060, and $650 million in 2061.

On April 1, 2022, the Company entered into a senior unsecured revolving credit facility that provides for revolving, unsecured borrowings up to an aggregate of $300 million with a $50 million sublimit for letters of credit. The Company may increase the amount available under the facility to a maximum of $500 million subject to obtaining lender commitments for the increase and other customary conditions. Borrowings under the facility may be used for working capital and other general corporate purposes. All borrowings under the facility must be repaid by April 1, 2027, except that letters of credit outstanding on that date may remain outstanding until April 1, 2028 (or such later date approved by all lenders). Our ability to utilize the facility is conditioned on the satisfaction of representations, warranties and covenants that are customary for facilities of this type. As of December 31, 2023, there were no borrowings outstanding under the facility.

Equity. At December 31, 2023, total common stockholders' equity was $7.5 billion, common shares outstanding were 256,544,757 and stockholders' equity per outstanding share was $29.06. The Company repurchased 8,707,676 and 1,370,394 shares of its common stock in 2023 and 2022, respectively. The aggregate cost of the repurchases was $537 million in 2023 and $94 million in 2022. In 2023, the Board declared regular quarterly cash dividends of $0.10 per share in the first quarter and $0.11 per share in each of the remaining three quarters, as well as special dividends of $0.50 per share in the first, third, and fourth quarters, for a total of $501 million in aggregate dividends in 2023.

Total Capital. Total capitalization (equity, debt and subordinated debentures) was $10.3 billion at December 31, 2023. The percentage of the Company's capital attributable to senior notes, subordinated debentures and other debt was 28% and 30% at December 31, 2023 and 2022, respectively.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2023, the Company had a gross deferred tax asset of $777 million (which primarily relates to, loss and loss expense reserves, unearned premium reserves and unrealized losses on investments). The Company also has a $36 million valuation allowance against the gross deferred tax asset and a gross deferred tax liability of $473 million (which primarily relates to deferred policy acquisition costs, and various investment funds) resulting in a net deferred tax asset of $267 million. The realization of this asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows customary industry practice of reinsuring a portion of its exposures in exchange for paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. The Company's reinsurance purchases include the following:

- Property reinsurance treaties - The Company purchases property reinsurance to reduce its exposure to large individual property losses and catastrophe events. Following is a summary of significant property reinsurance treaties in effect as of January 1, 2024:
  - The Company's property per risk reinsurance generally covers losses between $2.5 million and $85 million.
  - The Company's catastrophe excess of loss reinsurance program provides protection for business written by its Insurance segment businesses and U.S. and non-U.S. business written by Lloyd's Syndicate, excluding offshore energy. For 2024, some of our property catastrophe reinsurance is placed via industry loss warranty (ILW) covers and the equivalent W. R. Berkley limit and retention (and resulting net position) are estimated based on our market share and modeled outcome when applying the ILW layering. Retentions by territory and peril range between $62.1 million and $83.6 million. Limits purchased are the difference between the corresponding retention and the following amounts:
    - For terrorism: $700 million.
    - For Northeast wind exposures: $600 million.
    - For all other perils and/or territories: $500 million.
- Casualty reinsurance treaties - The Company purchases casualty reinsurance to reduce its exposure to large individual casualty losses, workers' compensation catastrophe losses and casualty losses involving multiple claimants or insureds for the majority of business written by its U.S. companies. A significant casualty treaty (casualty catastrophe) in effect as of January 1, 2024 provides protection for losses between $10 million and $70 million from single events with claims involving two or more insurable interests or for systemic events involving multiple insureds and/or policy years. The treaty also covers casualty contingency losses in excess of $5 million and up to $100 million. We have a co-participation on this casualty catastrophe treaty. For losses involving two or more claimants for primary workers' compensation business, coverage is generally in place for losses between $10 million and $500 million. For excess workers' compensation business, such coverage is generally in place for losses between $25 million and $500 million. Our workers' compensation catastrophe reinsurance program is a shared cover for both excess and primary workers' compensation business.
- Facultative reinsurance - The Company also purchases facultative reinsurance on certain individual policies or risks that are in excess of treaty reinsurance capacity.
- Other reinsurance - Depending on the business, the Company purchases specific additional reinsurance to supplement the above programs.
- Lifson Re will continue to be a participant on the majority of the Company's reinsurance placements for a 30.0% share of the placed amounts. This pertains to all traditional treaty reinsurance/retrocessional placements for both property and casualty business where there is more than one open market reinsurer participating. Lifson Re is currently capitalized with $380 million of equity from a small group of sophisticated global investors with long-term investment horizons, including a minority participation by the Company. Lifson Re will participate on a fully collateralized basis.

The Company places a number of its casualty treaties on a "risk attaching" basis. Under risk attaching treaties, all claims from policies incepting during the period of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If the Company is unable to renew or replace its existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, the Company could revise its underwriting strategy for new business to reflect the absence of reinsurance protection. The casualty catastrophe treaty highlighted above was purchased on a "losses discovered" basis. Property catastrophe and workers' compensation catastrophe reinsurance is generally placed on a "losses occurring basis," whereby only claims occurring during the period are covered. If the Company is unable to renew or replace these reinsurance coverages, unexpired policies would not be protected, though we generally have the option to purchase run-off coverage in our treaties.

Following is a summary of earned premiums and loss and loss expenses ceded to reinsurers for each of the three years ended December 31, 2023:

(In thousands)	Year Ended December 31,		
	2023	2022	2021
Earned premiums	$ 1,958,581	$ 1,883,263	$ 1,805,341
Losses and loss expenses	1,376,144	1,269,338	1,236,960

Ceded earned premiums increased 4.0% in 2023 to $1,959 million. The ceded losses and loss expenses ratio increased 3 points to 70% in 2023 from 67% in 2022.

The following table presents the credit quality of amounts due from reinsurers as of December 31, 2023.

(In thousands) Reinsurer	Rating (1)	Amount
Amounts due in excess of $20 million:		
Lloyd's of London	A+	$ 402,210
Partner Re	A+	314,471
Munich Re	AA-	310,985
Berkshire Hathaway	AA+	307,878
Hannover Re Group	AA-	231,172
Renaissance Re	A+	217,008
Swiss Re	AA-	176,377
Everest Re	A+	145,155
Liberty Mutual	A	117,556
Axis Capital	A+	86,680
Fairfax Financial	A	64,300
Korean Re	A	57,530
Arch Capital Group	A+	54,175
Sompo Holdings Group	A+	47,520
Axa Insurance	AA-	45,680
TOA RE	A	37,140
Nationwide Group	A+	32,411
Markel Corp Group	A	31,827
Helvetia Holdings Group	A+	31,429
Chubb Group	AA	24,459
MS & AD Insurance Group	A	20,144
Other reinsurers:		
Rated A- or better		115,696
Secured (2)		485,906
All Others		50,429
Subtotal		$ 3,408,138
Residual market pools (3)		134,793
Allowance for expected credit losses		(8,404)
Total		$ 3,534,527

(1) S&P rating, or if not rated by S&P, A.M. Best rating.

(2) Secured by letters of credit or other forms of collateral.

(3) Many states require licensed insurers that provide workers' compensation insurance to participate in programs that provide workers' compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers' compensation pools in certain states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

Contractual Obligations

Following is a summary of the Company's contractual obligations as of December 31, 2023:

(In thousands)

Estimated Payments By Periods	2024	2025	2026	2027	2028	Thereafter
Gross reserves for losses	$ 4,910,394	$ 3,535,759	$ 2,737,474	$ 2,076,132	$ 1,498,912	$ 4,382,688
Operating lease obligations	50,222	41,249	34,072	24,900	23,206	84,014
Purchase obligations	248,326	109,243	64,741	53,865	55,842	—
Subordinated debentures	—	—	—	—	—	1,035,000
Senior notes and other debt	—	—	—	—	—	1,820,000
Interest payments	125,580	125,580	125,580	125,235	125,120	3,029,044
Other long-term liabilities	2,279	2,079	1,901	1,738	1,582	19,077
Total	$ 5,336,801	$ 3,813,910	$ 2,963,768	$ 2,281,870	$ 1,704,662	$ 10,369,823

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2023. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns.The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves. In addition, at December 31, 2023, the Company had commitments to invest up to $339 million and $106 million in certain investment funds and real estate construction projects, respectively. These amounts are not included in the above table.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $29 million as of December 31, 2023. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk. The fair value of the Company's investments is subject to risks of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the effective duration of the investment portfolio and the average number of years held for its liabilities (i.e., policy claims and debt obligations). The effective duration for the fixed maturity portfolio (including cash and cash equivalents) was 2.4 years at both December 31, 2023 and 2022.

In addition, the fair value of the Company's international investments is subject to currency risk. The Company attempts to manage its currency risk by matching its foreign currency assets and liabilities where considered appropriate.

The following table outlines the groups of fixed maturity securities and their effective duration at December 31, 2023:

($ in thousands)	Effective Duration (Years)	Fair Value
Mortgage-backed securities	3.9	$ 2,269,430
State and municipal	3.2	2,688,058
U.S. government and government agencies	3.1	1,716,731
Foreign government	2.7	1,666,229
Corporate	2.5	7,654,059
Loans receivable	1.4	198,244
Asset-backed securities	1.1	4,187,040
Cash and cash equivalents	0.0	1,363,195
Total	2.4	$ 21,742,986

Duration is a common measure of the price sensitivity of fixed maturity securities to changes in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming parallel shifts in the yield curve for treasury securities while keeping spreads between individual securities and treasury securities static. The estimated fair value at specified levels at December 31, 2023 would be as follows:

(In thousands) Change in interest rates:	Estimated Fair Value	Change in Fair Value
300 basis point rise	$ 20,180,450	$ (1,562,536)
200 basis point rise	20,691,790	(1,051,196)
100 basis point rise	21,215,431	(527,555)
Base scenario	21,742,986	—
100 basis point decline	22,265,903	522,917
200 basis point decline	22,780,386	1,037,400
300 basis point decline	23,286,292	1,543,306

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
W. R. Berkley Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules II to VI (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserves for losses and loss expenses

As discussed in Notes 1 and 13 to the consolidated financial statements, the Company estimates the reserves for losses and loss expenses (reserves) using a variety of actuarial techniques and methods. The key assumptions used to arrive at the best estimate of recorded reserves are expected loss ratios, rate of loss cost inflation, reported and paid loss emergence patterns, loss frequency and severity, and the loss reporting lag. Such amounts are adjusted for certain qualitative factors. The reserves as of December 31, 2023 were $18.7 billion.

We identified the assessment of the estimate of reserves as a critical audit matter because it involved significant measurement uncertainty, which required complex auditor judgement. Specialized actuarial skills and knowledge were required to evaluate the actuarial method or methods and assumptions used. Assumptions included loss development factors; the weighting of actuarial methods when more than one was used; the impact of qualitative factors; and whether payments are fixed and reliably determinable for certain reserves subject to discounting.

The following are the primary procedures we performed to address the critical audit matter. With the assistance of actuarial professionals, when appropriate, we evaluated the design and tested the operating effectiveness of certain internal controls over the Company's reserving process. This included controls over the Company's process to develop the Company's best estimate of reserves based on actuarial methodologies and assumptions employed by the Company's actuaries. We involved actuarial professionals with specialized skills and knowledge, who assisted in:

- examining the Company's actuarial methodologies for compliance with Actuarial Standards of Practice
- evaluating the Company's ability to discount certain reserves by comparing the expected payout pattern of claims paid to actual claims paid
- evaluating the Company's actuarial point estimate by performing independent actuarial analyses for certain of the larger, more complex businesses
- evaluating the Company's actuarial point estimate by examining the Company actuaries' process, and key assumptions for certain of the remaining businesses
- developing an independent range of reserves based on actuarial methodologies and assumptions and comparing to the Company's recorded reserves
- evaluating the Company's recorded reserves and year-over-year movements of the Company's reserves relative to, and within, the independently developed range of reserves.

/S/ KPMG LLP

We have served as the Company's auditor since 1972.

New York, New York
February 23, 2024

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
(In thousands, except per share data)	2023	2022	2021
REVENUES:			
Net premiums written	$ 10,954,467	$ 10,004,070	$ 8,862,867
Change in net unearned premiums	(553,780)	(442,641)	(756,836)
Net premiums earned	10,400,687	9,561,429	8,106,031
Net investment income	1,052,835	779,185	671,618
Net investment gains:			
Net realized and unrealized gains on investments	47,540	217,311	106,958
Change in allowance for expected credit losses on investments	(498)	(14,914)	(16,326)
Net investment gains	47,042	202,397	90,632
Revenues from non-insurance businesses	535,508	509,548	489,151
Insurance service fees	106,485	110,544	93,857
Other income	381	3,396	4,177
Total revenues	12,142,938	11,166,499	9,455,466
OPERATING COSTS AND EXPENSES:			
Losses and loss expenses	6,372,142	5,861,750	4,953,960
Other operating costs and expenses	3,363,936	2,961,505	2,599,270
Expenses from non-insurance businesses	524,998	493,189	472,151
Interest expense	127,459	130,374	147,180
Total operating costs and expenses	10,388,535	9,446,818	8,172,561
Income before income taxes	1,754,403	1,719,681	1,282,905
Income tax expense	(370,557)	(334,727)	(251,890)
Net income before noncontrolling interests	1,383,846	1,384,954	1,031,015
Noncontrolling interests	(2,487)	(3,892)	(8,525)
Net income to common stockholders	$ 1,381,359	$ 1,381,062	$ 1,022,490
NET INCOME PER SHARE:			
Basic	$ 5.10	$ 4.99	$ 3.69
Diluted	$ 5.05	$ 4.94	$ 3.66

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
(In thousands)	2023	2022	2021
Net income before noncontrolling interests	$ 1,383,846	$ 1,384,954	$ 1,031,015
Other comprehensive gain (loss):			
Change in unrealized translation adjustments	32,192	1,179	(20,969)
Change in unrealized investment gains (losses), net of taxes	306,553	(983,803)	(198,812)
Other comprehensive gain (loss)	338,745	(982,624)	(219,781)
Comprehensive income	1,722,591	402,330	811,234
Noncontrolling interests	(2,485)	(3,890)	(8,523)
Comprehensive income to common stockholders	$ 1,720,106	$ 398,440	$ 802,711

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,	
(In thousands, except share data)		2023	2022
Assets			
Investments:			
Fixed maturity securities (amortized cost of $20,915,245 and $18,715,483; allowance for expected credit losses of $36,751 and $37,466 at December 31, 2023 and 2022)	$	20,178,308	$ 17,587,349
Investment funds		1,621,655	1,608,548
Real estate		1,249,874	1,340,622
Arbitrage trading account		938,049	944,230
Equity securities		1,090,347	1,185,894
Loans receivable (net of allowance for expected credit losses of $3,004 and $1,791 at December 31, 2023 and 2022)		201,271	193,002
Total investments		25,279,504	22,859,645
Cash and cash equivalents		1,363,195	1,449,346
Premiums and fees receivable (net of allowance for expected credit losses of $35,110 and $30,660 at December 31, 2023 and 2022)		3,109,334	2,779,244
Due from reinsurers (net of allowance for expected credit losses of $8,404 and $8,064 at December 31, 2023 and 2022)		3,534,527	3,187,730
Deferred policy acquisition costs		861,609	763,486
Prepaid reinsurance premiums		758,927	696,468
Trading account receivable from brokers and clearing organizations		303,614	233,863
Property, furniture and equipment		426,803	423,232
Goodwill		174,597	185,509
Accrued investment income		213,408	166,784
Current federal and foreign income taxes		1,318	39,123
Deferred federal and foreign income taxes		309,623	340,647
Other assets		865,556	736,022
Total assets	$	37,202,015	$ 33,861,099
Liabilities and Equity			
Liabilities:			
Reserves for losses and loss expenses	$	18,739,652	$ 17,011,223
Unearned premiums		5,922,326	5,297,654
Due to reinsurers		631,164	523,131
Trading account securities sold but not yet purchased		9,357	—
Current federal and foreign income taxes		47,525	34,350
Deferred federal and foreign income taxes		42,660	11,646
Senior notes and other debt		1,827,951	1,828,823
Subordinated debentures		1,009,090	1,008,371
Other liabilities		1,503,053	1,377,740
Total liabilities		29,732,778	27,092,938
Equity:			
Preferred stock, par value $.10 per share:			
Authorized 5,000,000 shares; issued and outstanding — none		—	—
Common stock, par value $.20 per share:			
Authorized 1,250,000,000 shares; issued and outstanding, net of treasury shares, 256,544,757 and 264,546,100 shares, respectively		105,803	105,803
Additional paid-in capital		1,017,691	997,534
Retained earnings		11,040,908	10,161,005
Accumulated other comprehensive loss		(925,838)	(1,264,581)
Treasury stock, at cost, 272,469,871 and 264,468,528 shares, respectively		(3,783,133)	(3,251,429)
Total common stockholders' equity		7,455,431	6,748,332
Noncontrolling interests		13,806	19,829
Total equity		7,469,237	6,768,161
Total liabilities and equity	$	37,202,015	$ 33,861,099

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share data)		Year Ended December 31,				
		2023		2022		2021
COMMON STOCK:						
Beginning and end of period	$	105,803	$	105,803	$	105,803
ADDITIONAL PAID IN CAPITAL:						
Beginning of period	$	997,534	$	981,104	$	977,215
Restricted stock units issued		(29,043)		(32,622)		(44,041)
Restricted stock units expensed		49,200		49,052		47,930
End of period	$	1,017,691	$	997,534	$	981,104
RETAINED EARNINGS:						
Beginning of period	$	10,161,005	$	9,015,135	$	8,348,381
Net income to common stockholders		1,381,359		1,381,062		1,022,490
Dividends ($1.93, $0.89, and $1.34 per share, respectively)		(501,456)		(235,192)		(355,736)
End of period	$	11,040,908	$	10,161,005	$	9,015,135
ACCUMULATED OTHER COMPREHENSIVE LOSS:						
Unrealized investment (losses) gains:						
Beginning of period	$	(892,905)	$	90,900	$	289,714
Change in unrealized gains (losses) on securities without an allowance for expected credit losses		305,908		(955,435)		(208,938)
Change in unrealized gains (losses) on securities with an allowance for expected credit losses		643		(28,370)		10,124
End of period		(586,354)		(892,905)		90,900
Currency translation adjustments:						
Beginning of period		(371,676)		(372,855)		(351,886)
Net change in period		32,192		1,179		(20,969)
End of period		(339,484)		(371,676)		(372,855)
Total accumulated other comprehensive loss	$	(925,838)	$	(1,264,581)	$	(281,955)
TREASURY STOCK:						
Beginning of period	$	(3,251,429)	$	(3,167,076)	$	(3,058,425)
Stock exercised/vested		10,381		9,787		13,775
Stock repurchased		(537,163)		(94,140)		(122,426)
Other		(4,922)		—		—
End of period	$	(3,783,133)	$	(3,251,429)	$	(3,167,076)
NONCONTROLLING INTERESTS:						
Beginning of period	$	19,829	$	14,719	$	14,995
(Distributions) contributions		(8,508)		1,220		(8,799)
Net income		2,487		3,892		8,525
Other comprehensive loss, net of tax		(2)		(2)		(2)
End of period	$	13,806	$	19,829	$	14,719

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
(In thousands)	2023	2022	2021
CASH FROM OPERATING ACTIVITIES:			
Net income to common stockholders	$ 1,381,359	$ 1,381,062	$ 1,022,490
Adjustments to reconcile net income to net cash from operating activities:			
Net investment gains	(47,042)	(202,397)	(90,632)
Depreciation and (accretion) amortization	(20,861)	55,872	129,682
Noncontrolling interests	2,487	3,892	8,525
Investment funds	(16,743)	(145,099)	(220,015)
Stock incentive plans	51,000	49,411	46,680
Change in:			
Arbitrage trading account	(54,213)	(53,291)	(268,649)
Premiums and fees receivable	(334,178)	(268,171)	(364,395)
Reinsurance accounts	(306,017)	(266,307)	(433,644)
Deferred policy acquisition costs	(99,387)	(88,844)	(121,663)
Current income taxes	52,451	(3,534)	(43,890)
Deferred income taxes	(26,691)	(64,712)	7,630
Reserves for losses and loss expenses	1,715,076	1,684,254	1,635,774
Unearned premiums	617,535	466,590	786,627
Other	14,462	19,878	89,467
Net cash from operating activities	2,929,238	2,568,604	2,183,987
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Proceeds from sale of fixed maturity securities	1,011,195	797,948	1,842,139
Proceeds from sale of equity securities	318,852	82,319	126,980
(Contributions to) distributions from investment funds	(19,904)	24,623	101,050
Proceeds from maturities and prepayments of fixed maturity securities	3,506,903	4,891,179	6,067,230
Purchase of fixed maturity securities	(6,664,763)	(8,036,680)	(10,716,748)
Purchase of equity securities	(80,454)	(340,482)	(464,645)
Real estate (purchased) sold	(2,074)	(45,920)	166,886
Change in loans receivable	(29,719)	(83,212)	(27,421)
Net additions to property, furniture and equipment	(53,080)	(52,684)	(66,634)
Change in balances due from security brokers	(33,929)	14,337	(17,983)
Cash received in connection with business disposition	96,567	906,789	—
Payment for business purchased, net of cash acquired	(11,558)	(49,572)	—
Net cash used in investing activities	(1,961,964)	(1,891,355)	(2,989,146)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:			
Net (payments) proceeds from issuance of debt	(974)	(3,309)	1,034,107
Repayment of senior notes and other debt	—	(426,503)	(504,952)
Cash dividends to common stockholders	(501,456)	(235,192)	(355,736)
Purchase of common treasury shares	(537,163)	(94,140)	(122,426)
Other, net	(22,902)	(12,848)	(45,162)
Net cash (used in) from financing activities	(1,062,495)	(771,992)	5,831
Net impact on cash due to change in foreign exchange rates	9,070	(24,754)	(4,195)
Net decrease in cash and cash equivalents	(86,151)	(119,497)	(803,523)
Cash and cash equivalents at beginning of year	1,449,346	1,568,843	2,372,366
Cash and cash equivalents at end of year	$ 1,363,195	$ 1,449,346	$ 1,568,843

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023, 2022 and 2021

(1) Summary of Significant Accounting Policies

(A) Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of U.S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2022 and 2021 financial statements as originally reported to conform to the presentation of the 2023 financial statements. For the year ended December 31, 2021, the Company did not correct the proceeds from sale of fixed maturity securities and purchase of fixed maturity securities lines within the consolidated statements of cash flows for an incremental inter-company elimination as the effects were not material and had no impact on the total amount of investing activities.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, allowance for expected credit losses on investments, reserves for losses and loss expenses and premium estimates. Actual results could differ from those estimates.

(B) Revenue recognition

Insurance premiums are recognized as written at the inception of the policy. Reinsurance premiums are estimated based upon information received from ceding companies, and subsequent differences from such estimates are recorded in the period they are determined. Insurance and reinsurance premiums are primarily earned on a pro rata basis over the policy term. Fees for services are earned over the period that the services are provided. Premiums and fees receivable are reported net of an allowance for expected credit losses, with the allowance being estimated based on current and future expected conditions, historical loss data and specific identification of collectability concerns where applicable. Changes in the allowance are reported within other operating costs and expenses.

Audit premiums are recognized when they are reliably determinable. The change in accruals for earned but unbilled audit premiums increased net premiums written and premiums earned by $19 million, $25 million and $10 million in 2023, 2022 and 2021, respectively.

Revenues from non-insurance businesses are derived from businesses engaged in the distribution of promotional merchandise, world-wide textile solutions, and aircraft services provided to the general, commercial and military aviation markets. These aircraft services include (i) the distribution, manufacturing, repair and overhaul of aircraft parts and components, (ii) the sale of new and used aircraft, and (iii) avionics, fuel, maintenance, storage and charter services. Revenue is recognized upon the shipment of products and parts, the delivery of aircraft, the delivery of fuel, and over the completion period of services.

Insurance service fee revenue represents servicing fees for program administration and claims management services provided by the Company, including workers' compensation assigned risk plans, as well as insurance brokerage and risk management services. Fees for program administration, claims management and risk management services are primarily recognized ratably over the related contract period for which the underlying services are rendered.

(C) Cash and cash equivalents

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) Investments

Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Investment income from fixed maturity securities is recognized based on the constant effective yield method. Premiums and discounts on mortgage-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.

Equity securities with readily determinable fair values are measured at fair value, with changes in the fair value recognized in net income within net realized and unrealized gains on investments.

Fixed maturity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income and are recorded at the trade date. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as a trading account receivable from brokers and clearing organizations.

Investment funds are carried under the equity method of accounting. The Company's share of the earnings or losses of investment funds is primarily reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

Loans receivable primarily represent commercial and real estate loans and are carried at amortized cost. The accrual of interest on loans receivable is discontinued if the loan is 90 days past due based on the contractual terms of the loan unless the loan is adequately secured and in process of collection. In general, loans are placed on non-accrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. Interest on these loans is accounted for on a cash basis until qualifying for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Fair value of investments is determined based on a fair value hierarchy that prioritizes the use of observable inputs over the use of unobservable inputs and requires the use of observable inputs when available. (See Note 12 of the Notes to Consolidated Financial Statements.)

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale and are recorded at the trade date. The Company uses primarily the first-in, first-out method to determine the cost of securities sold.

For available for sale securities in an unrealized loss position where the Company intends to sell, or it is more likely than not that it will be required to sell the security before recovery in value, the amortized cost basis is written down to fair value through net investment gains. For available for sale securities in an unrealized loss position where the Company does not intend to sell, or it is more likely than not that it will not be required to sell the security before recovery in value, the Company evaluates whether the decline in fair value has resulted from credit losses or all other factors (non-credit factors). In making this assessment, the Company considers the extent to which fair value is less than amortized cost, changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for expected credit losses is recorded for the credit loss through net investment gains, limited by the amount that the fair value is less than the amortized cost basis. The allowance is adjusted for any change in expected credit losses and subsequent recoveries through net investment gains. The impairment related to non-credit factors is recognized in comprehensive income (loss).

For financial assets carried at amortized cost, which includes held to maturity securities and loans receivable, the Company estimates an allowance for expected credit losses based on relevant information about past events, including historical loss experience, current conditions and forecasts that affect the expected collectability of the amortized cost of the financial asset. The allowance for expected credit losses is presented as a reduction to amortized cost of the financial asset in the consolidated balance sheet and changes to the estimate for expected credit losses are recognized through net investment gains.

The Company's credit assessment of allowance for expected credit losses uses a third party model for available for sale and held to maturity securities, as well as loans receivable. The allowance for expected credit losses is generally based on the performance of the underlying collateral under various economic and default scenarios that involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. A discounted cash flow analysis is used to ascertain the amount of the allowance for expected credit losses, if any. In general, the model reverts to the rating-level long-term average marginal default rates based on 10 years of historical data, beyond the forecast period. For other inputs, the model in most cases reverts to the baseline long-term assumptions linearly over 5 years beyond the forecast period. The long-term assumptions are based on the historical averages.

The Company reports accrued investment income separately from fixed maturity securities, and has elected not to measure an allowance for expected credit losses for accrued investment income. Accrued investment income is written off through net investment income at the time the issuer of the bond defaults or is expected to default on payments.

Real estate held for investment purposes is initially recorded at the purchase price, which is generally fair value, and is subsequently reported at cost less accumulated depreciation. Real estate taxes, interest and other costs incurred during development and construction are capitalized. Buildings are depreciated on a straight-line basis over the estimated useful lives of the building. Minimum rental income is recognized on a straight-line basis over the lease term. Income and expenses from real estate are reported as net investment income. The carrying value of real estate is reviewed for impairment and an impairment loss is recognized if the estimated undiscounted cash flows from the use and disposition of the property are less than the carrying value of the property.

(E) Per share data

The Company presents both basic and diluted net income per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year (including 11,663,450 common shares held in a grantor trust). The common shares held in the grantor trust are for delivery upon settlement of vested but mandatorily deferred restricted stock units ("RSUs"). Shares held by the grantor trust do not affect diluted shares outstanding since the shares deliverable under vested RSUs were already included in diluted shares outstanding. Diluted EPS is based upon the weighted average number of basic and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect.

(F) Deferred policy acquisition costs

Acquisition costs associated with the successful acquisition of new and renewed insurance and reinsurance contracts are deferred and amortized ratably over the terms of the related contracts. Ceding commissions received on reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the contract. Deferred policy acquisition costs are presented net of unearned ceding commissions. Deferred policy acquisition costs are comprised primarily of commissions, as well as employment-related underwriting costs and premium taxes. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not, are charged to expense. The recoverability of deferred policy acquisition costs is evaluated separately by each of our operating units. Future investment income is taken into account in measuring the recoverability of deferred policy acquisition costs.

(G) Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statements of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 13 of Notes to Consolidated Financial Statements.)

(H) Reinsurance ceded

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the policy term. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided an allowance for expected credit losses for estimated uncollectible reinsurance. The allowance is estimated based on the composition of the recoverable balance, considering reinsurer credit ratings, collateral received from financial institutions and funds withheld arrangements, length of collection periods, probability of default methodology, and specific identification of collectability concerns. Changes in the allowance are reported within losses and loss expenses.

(I) Deposit accounting

Contracts that do not meet the risk transfer requirements of GAAP are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $31 million and $33 million at December 31, 2023 and 2022, respectively.

(J) Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in countries where it has overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under this method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense. The Company believes there are no uncertain tax positions that would require disclosure under GAAP. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

(K) Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are reported on the statements of income as other operating costs and expenses. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported in accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are generally translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(L) Property, furniture and equipment

Property, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $51 million, $52 million and $52 million for 2023, 2022 and 2021, respectively.

(M) Comprehensive income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available for sale securities and unrealized foreign currency translation adjustments.

(N) Goodwill and other intangible assets

Goodwill and other intangible assets are tested for impairment on an annual basis and at interim periods where circumstances require. The Company's impairment test as of December 31, 2023 indicated that there were no material impairment losses related to goodwill and other intangible assets. Intangible assets of $119 million and $102 million are included in other assets as of December 31, 2023 and 2022, respectively.

(O) Restricted stock units

The costs resulting from all share-based payment transactions with employees are recognized in the consolidated financial statements using a fair-value-based measurement method. Compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award (generally the vesting period).

(P) Statements of cash flows

Interest payments were $114 million, $138 million and $141 million in 2023, 2022 and 2021, respectively. Income taxes paid were $332 million, $295 million and $244 million in 2023, 2022 and 2021, respectively. Other non-cash items include unrealized investment gains and losses. (See Note 10 of Notes to Consolidated Financial Statements.)

(Q) Recent accounting pronouncements

Recently adopted accounting pronouncements:

All accounting and reporting standards that became effective in 2023 were either not applicable to the Company or their adoption did not have a material impact on the Company.

Accounting and reporting standards that are not yet effective:

All recently issued but not yet effective accounting and reporting standards are either not applicable to the Company or are not expected to have a material impact on the Company.

(2) Consolidated Statements of Comprehensive Income (Loss)

The following tables present the components of the changes in accumulated other comprehensive income (loss) (AOCI) as of and for the years ended December 31, 2023 and 2022:

(In thousands)

December 31, 2023		Unrealized Investment Gains (Losses)			Currency Translation Adjustments			Accumulated Other Comprehensive Income (Loss)
Changes in AOCI								
Beginning of period	$	(892,905)		$	(371,676)	$		(1,264,581)
Other comprehensive income before reclassifications		252,782			32,192			284,974
Amounts reclassified from AOCI		53,771			—			53,771
Other comprehensive income		306,553			32,192			338,745
Unrealized investment loss related to noncontrolling interest		(2)			—			(2)
Ending balance	$	(586,354)		$	(339,484)	$		(925,838)
Amounts reclassified from AOCI								
Pre-tax	$	68,065	(1)	$	—	$		68,065
Tax effect		(14,294)	(2)		—			(14,294)
After-tax amounts reclassified	$	53,771		$	—	$		53,771
Other comprehensive income								
Pre-tax	$	392,903		$	32,192	$		425,095
Tax effect		(86,350)			—			(86,350)
Other comprehensive income	$	306,553		$	32,192	$		338,745

(In thousands)

December 31, 2022		Unrealized Investment (Losses) Gains			Currency Translation Adjustments			Accumulated Other Comprehensive Income (Loss)
Changes in AOCI								
Beginning of period	$	90,900		$	(372,855)	$		(281,955)
Other comprehensive (loss) income before reclassifications		(1,054,838)			1,179			(1,053,659)
Amounts reclassified from AOCI		71,035			—			71,035
Other comprehensive (loss) income		(983,803)			1,179			(982,624)
Unrealized investment loss related to non-controlling interest		(2)			—			(2)
Ending balance	$	(892,905)		$	(371,676)	$		(1,264,581)
Amounts reclassified from AOCI								
Pre-tax	$	89,918	(1)	$	—	$		89,918
Tax effect		(18,883)	(2)		—			(18,883)
After-tax amounts reclassified	$	71,035		$	—	$		71,035
Other comprehensive (loss) income								
Pre-tax	$	(1,248,128)		$	1,179	$		(1,246,949)
Tax effect		264,325			—			264,325
Other comprehensive (loss) income	$	(983,803)		$	1,179	$		(982,624)

_____

(1) Net investment gains in the consolidated statements of income.
(2) Income tax expense in the consolidated statements of income.

(3) Investments in Fixed Maturity Securities

At December 31, 2023 and 2022, investments in fixed maturity securities were as follows:

(In thousands)	Amortized Cost	Allowance for Expected Credit Losses (1)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2023						
Held to maturity:						
State and municipal	$ 50,547	$ (43)	$ 3,132	$ —	$ 53,636	$ 50,504
Residential mortgage-backed	2,868	—	107	—	2,975	2,868
Total held to maturity	53,415	(43)	3,239	—	56,611	53,372
Available for sale:						
U.S. government and government agency	1,762,997	—	11,403	(57,669)	1,716,731	1,716,731
State and municipal:						
Special revenue	1,682,550	—	5,651	(82,006)	1,606,195	1,606,195
State general obligation	394,429	—	3,550	(16,405)	381,574	381,574
Pre-refunded	103,029	—	1,634	(185)	104,478	104,478
Corporate backed	166,873	(757)	696	(11,973)	154,839	154,839
Local general obligation	396,041	—	3,188	(11,893)	387,336	387,336
Total state and municipal	2,742,922	(757)	14,719	(122,462)	2,634,422	2,634,422
Mortgage-backed securities:						
Residential	1,773,206	—	12,780	(163,844)	1,622,142	1,622,142
Commercial	657,157	(158)	626	(13,312)	644,313	644,313
Total mortgage-backed securities	2,430,363	(158)	13,406	(177,156)	2,266,455	2,266,455
Asset-backed securities	4,252,883	(1,164)	8,527	(73,206)	4,187,040	4,187,040
Corporate:						
Industrial	3,679,219	(40)	24,312	(143,936)	3,559,555	3,559,555
Financial	2,838,220	(4,986)	14,681	(68,681)	2,779,234	2,779,234
Utilities	701,865	—	6,471	(23,412)	684,924	684,924
Other	635,975	—	1,605	(7,234)	630,346	630,346
Total corporate	7,855,279	(5,026)	47,069	(243,263)	7,654,059	7,654,059
Foreign government	1,817,386	(29,603)	15,865	(137,419)	1,666,229	1,666,229
Total available for sale	20,861,830	(36,708)	110,989	(811,175)	20,124,936	20,124,936
Total investments in fixed maturity securities	$ 20,915,245	$ (36,751)	$ 114,228	$ (811,175)	$ 20,181,547	$ 20,178,308

(In thousands)	Amortized Cost	Allowance for Expected Credit Losses (1)	Gross Unrealized		Fair Value	Carrying Value
			Gains	Losses		
December 31, 2022						
Held to maturity:						
State and municipal	$ 47,802	$ (114)	$ 4,239	$ —	$ 51,927	$ 47,688
Residential mortgage-backed	3,608	—	38	—	3,646	3,608
Total held to maturity	51,410	(114)	4,277	—	55,573	51,296
Available for sale:						
U.S. government and government agency	960,479	—	937	(69,158)	892,258	892,258
State and municipal:						
Special revenue	1,837,309	—	3,662	(119,474)	1,721,497	1,721,497
State general obligation	387,709	—	2,651	(21,335)	369,025	369,025
Pre-refunded	156,106	—	2,741	(7)	158,840	158,840
Corporate backed	210,228	—	334	(10,923)	199,639	199,639
Local general obligation	454,983	—	2,967	(16,853)	441,097	441,097
Total state and municipal	3,046,335	—	12,355	(168,592)	2,890,098	2,890,098
Mortgage-backed securities:						
Residential	1,308,019	(18)	395	(171,595)	1,136,801	1,136,801
Commercial	547,757	—	215	(19,363)	528,609	528,609
Total mortgage-backed securities	1,855,776	(18)	610	(190,958)	1,665,410	1,665,410
Asset-backed securities	4,132,365	—	2,730	(152,322)	3,982,773	3,982,773
Corporate:						
Industrial	3,491,645	(1,704)	4,439	(241,381)	3,252,999	3,252,999
Financial	2,585,247	(2,997)	5,505	(117,383)	2,470,372	2,470,372
Utilities	586,066	—	1,307	(36,325)	551,048	551,048
Other	441,230	—	—	(11,657)	429,573	429,573
Total corporate	7,104,188	(4,701)	11,251	(406,746)	6,703,992	6,703,992
Foreign government	1,564,930	(32,633)	4,283	(135,058)	1,401,522	1,401,522
Total available for sale	18,664,073	(37,352)	32,166	(1,122,834)	17,536,053	17,536,053
Total investments in fixed maturity securities	$ 18,715,483	$ (37,466)	$ 36,443	$ (1,122,834)	$ 17,591,626	$ 17,587,349

_____

(1) Represents the amount of impairment that has resulted from credit-related factors. The change in the allowance for expected credit losses is recognized in the consolidated statements of income. Amount excludes unrealized losses relating to non-credit factors.

The following table presents the rollforward of the allowance for expected credit losses for held to maturity securities for the years ended December 31, 2023 and 2022:

	State and Municipal	
(In thousands)	2023	2022
Allowance for expected credit losses, beginning of period	$ 114	$ 387
Change in allowance for expected credit losses	(71)	(273)
Allowance for expected credit losses, end of period	$ 43	$ 114

The following table presents the rollforward of the allowance for expected credit losses for available for sale securities for the years ended December 31, 2023 and 2022:

(In thousands)	2023						2022			
	Foreign Government	Corporate	Mortgage-Backed	Asset-backed	State and Municipal	Total	Foreign Government	Corporate	Mortgage-Backed	Total
Allowance for expected credit losses, beginning of period	$ 32,633	$ 4,701	$ 18	$ —	$ —	$37,352	$ 22,222	$ 16	$ —	$22,238
Expected credit losses on securities for which credit losses were not previously recorded	—	982	1,766	1,444	821	5,013	1,910	2,648	21	4,579
Expected credit (gains) losses on securities for which credit losses were previously recorded	(3,030)	(650)	(1,624)	(280)	(64)	(5,648)	8,534	2,042	(3)	10,573
Reduction due to disposals	—	(7)	(2)	—	—	(9)	(33)	(5)	—	(38)
Allowance for expected credit losses, end of period	$ 29,603	$ 5,026	$ 158	$ 1,164	$ 757	$36,708	$ 32,633	$ 4,701	$ 18	$37,352

During the year ended December 31, 2023, the Company decreased the allowance for expected credit losses for available for sale securities utilizing its credit loss assessment process and inputs used in its credit loss model due to a reduction in unrealized losses primarily associated with foreign government securities. During the year ended December 31, 2022, the Company increased the allowance for expected credit losses for available for sale securities due to an increase in unrealized losses primarily associated with foreign government securities.

The amortized cost and fair value of fixed maturity securities at December 31, 2023, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations.

(In thousands)	Amortized Cost (1)	Fair Value
Due in one year or less	$ 1,937,329	$ 1,860,397
Due after one year through five years	9,608,345	9,327,652
Due after five years through ten years	4,368,259	4,260,217
Due after ten years	2,568,038	2,463,851
Mortgage-backed securities	2,433,231	2,269,430
Total	$ 20,915,202	$ 20,181,547

————————

(1) Amortized cost is reduced by the allowance for expected credit losses of $43 thousand related to held to maturity securities.

At December 31, 2023 and 2022, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of common stockholders' equity. At December 31, 2023, investments with a carrying value of $2,162 million were on deposit in custodial or trust accounts, of which $1,180 million was on deposit with insurance regulators, $921 million was on deposit in support of the Company's underwriting activities at Lloyd's, $32 million was on deposit as security for reinsurance clients and $29 million was on deposit as security for letters of credit issued in support of the Company's reinsurance operations.

(4) Investments in Equity Securities

At December 31, 2023 and 2022, investments in equity securities were as follows:

(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2023					
Common stocks	$ 664,997	$ 191,806	$ (18,749)	$ 838,054	$ 838,054
Preferred stocks	284,335	3,075	(35,117)	252,293	252,293
Total	$ 949,332	$ 194,881	$ (53,866)	$ 1,090,347	$ 1,090,347
December 31, 2022					
Common stocks	$ 855,987	$ 192,165	$ (65,401)	$ 982,751	$ 982,751
Preferred stocks	259,341	1,053	(57,251)	203,143	203,143
Total	$ 1,115,328	$ 193,218	$ (122,652)	$ 1,185,894	$ 1,185,894

(5) Arbitrage Trading Account

At December 31, 2023 and 2022, the fair value and carrying value of the arbitrage trading account were $938 million and $944 million, respectively. The primary focus of the trading account is merger arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less).

The Company uses put options and call options in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options are reported at fair value. As of December 31, 2023, the fair value of long option contracts outstanding was $185 thousand (notional amount of $75 million) and the fair value of short option contracts outstanding was $9 million (notional amount of $75 million). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

(6) Net Investment Income

Net investment income consists of the following:

(In thousands)	2023	2022	2021
Investment income (loss) earned on:			
Fixed maturity securities, including cash and cash equivalents and loans receivable	$ 929,098	$ 549,281	$ 382,001
Arbitrage trading account (1)	69,369	45,213	37,676
Equity securities	55,726	52,600	32,020
Investment funds	16,743	145,099	220,014
Real estate	(11,185)	(3,087)	7,703
Gross investment income	1,059,751	789,106	679,414
Investment expense	(6,916)	(9,921)	(7,796)
Net investment income	$ 1,052,835	$ 779,185	$ 671,618

(1) Net investment income includes earnings from trading account receivables from brokers and clearing organizations.

(7) Investment Funds

The Company evaluates whether it is an investor in a variable interest entity ("VIE"). Such entities do not have sufficient equity at risk to finance their activities without additional subordinated financial support, or the equity investors, as a group, do not have the characteristics of a controlling financial interest (primary beneficiary). The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE's capital structure, contractual terms, nature of the VIE's operations and purpose, and the Company's relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE and on an ongoing basis. The Company is not the primary beneficiary in any of its investment funds, and accordingly, carries its interests in investments funds under the equity method of accounting.

The Company's maximum exposure to loss with respect to these investments is limited to the carrying amount reported on the Company's consolidated balance sheet and its unfunded commitments of $339 million as of December 31, 2023.

Investment funds consist of the following:

(In thousands)	Carrying Value as of December 31,		Income (Loss) From Investment Funds For the Year Ended		
	2023	2022	2023	2022	2021
Financial services	$ 433,407	$ 465,683	$ (10,911)	$ 34,030	$ 98,893
Transportation	344,278	336,753	40,607	53,180	42,424
Real estate	201,625	204,644	(6,676)	48,723	29,484
Energy	114,794	116,432	5,058	1,425	22,118
Infrastructure	130,589	115,428	13,049	4,603	1,372
Other funds	396,962	369,608	(24,384)	3,138	25,723
Total	$ 1,621,655	$ 1,608,548	$ 16,743	$ 145,099	$ 220,014

The Company's share of the earnings or losses of investment funds is primarily reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

Financial services investment funds include the Company's minority investment in Lifson Re, a Bermuda reinsurance company. Effective January 1, 2021, Lifson Re participated on a fully collateralized basis in a majority of the Company's reinsurance placements for a 22.5% share of placed amounts. The percentage increased from 22.5% to 30.0% effective July 1, 2022. This pertains to all traditional reinsurance/retrocessional placements for both property and casualty business where there is more than one open market reinsurer participating. For the years ended December 31, 2023 and 2022, the Company ceded approximately $437 million and $399 million, respectively, of written premiums to Lifson Re.

Other funds include deferred compensation trust assets of $36 million and $30 million in 2023 and 2022, respectively. These assets support other liabilities reflected in the balance sheet of an equal amount for employees who have elected to defer a portion of their compensation. The change in the net asset value of the trust is recorded in other funds within net investment income with an offsetting equal amount within corporate expenses.

(8) Real Estate

Investment in real estate represents directly owned property held for investment, as follows:

(In thousands)	As of December 31,	
	2023	2022
Properties in operation	$ 1,022,654	$ 1,114,167
Properties under development	227,220	226,455
Total	$ 1,249,874	$ 1,340,622

In 2023, properties in operation included a long-term ground lease in Washington, D.C., an office complex in New York City and the completed portion of a mixed-use project in Washington D.C. Properties in operation are net of accumulated depreciation and amortization of $32,745,000 and $33,206,000 as of December 31, 2023 and 2022, respectively. Related depreciation expense was $8,935,000 and $12,269,000 for the years ended December 31, 2023 and 2022, respectively. Future minimum rental income expected on operating leases relating to properties in operation is $35,757,855 in 2024, $35,614,848 in 2025, $33,617,000 in 2026, $32,748,310 in 2027, $33,186,534 in 2028 and $503,569,887 thereafter.

The Company recognized impairments on real estate of $72 million in 2023.

During the first quarter of 2022, the Company sold a real estate investment in London (proceeds from the real estate and related entity is presented on the business disposition line within the consolidated statements of cash flows).

A mixed-use project in Washington, D.C. had been under development in 2023 and 2022, with the completed portion as noted above reported in properties in operation as of December 31, 2023.

(9) Loans Receivable

At December 31, 2023 and 2022, loans receivable were as follows:

	As of December 31,	
(In thousands)	2023	2022
Amortized cost (net of allowance for expected credit losses):		
Real estate loans	$ 200,381	$ 173,616
Commercial loans	890	19,386
Total	$ 201,271	$ 193,002
Fair value:		
Real estate loans	$ 197,354	$ 168,595
Commercial loans	890	19,386
Total	$ 198,244	$ 187,981

The real estate loans are secured by commercial and residential real estate primarily located in London and New York. These loans generally earn interest at fixed or stepped interest rates and have maturities through 2026. The commercial loans are with small business owners who have secured the related financing with the assets of the business. Commercial loans primarily earn interest on a fixed basis and have varying maturities generally not exceeding 10 years.

In 2023, the Company recognized an $18.8 million impairment on commercial loans.

Loans receivable in non-accrual status was none and $0.2 million as of December 31, 2023 and 2022, respectively.

The following table presents the rollforward of the allowance for expected credit losses for loans receivable for the years ended December 31, 2023 and 2022:

	2023			2022		
(In thousands)	Real Estate Loans	Commercial Loans	Total	Real Estate Loans	Commercial Loans	Total
Allowance for expected credit losses, beginning of period	$ 1,100	$ 691	$ 1,791	$ 1,362	$ 356	$ 1,718
Reduction due to write-offs	—	(569)	(569)	—	—	—
Change in allowance for expected credit losses	1,883	(101)	1,782	(262)	335	73
Allowance for expected credit losses, end of period	$ 2,983	$ 21	$ 3,004	$ 1,100	$ 691	$ 1,791

During the year ended December 31, 2023, the Company increased the allowance for expected credit losses due to changes in economic assumptions utilized in its credit loss model.

The Company monitors the performance of its loans receivable and assesses the ability of the borrower to pay principal and interest based upon loan structure, underlying property values, cash flow and related financial and operating performance of the property and market conditions.

In evaluating the real estate loans, the Company considers their credit quality indicators, including loan to value ratios, which compare the outstanding loan amount to the estimated value of the property, the borrower's financial condition and performance with respect to loan terms, the position in the capital structure, the overall leverage in the capital structure and other market conditions.

(10) Net Investment Gains

Net investment gains were as follows:

(In thousands)		2023		2022		2021
Net investment gains:						
Fixed maturity securities:						
Gains	$	2,003	$	4,224	$	18,981
Losses		(25,429)		(11,654)		(6,975)
Equity securities (1):						
Net realized gains (losses) on investment sales (2)		161,271		(12,879)		16,365
Change in unrealized gains (losses)		70,448		(632)		(38,455)
Investment funds		(25,625)		12,407		44,778
Real estate (3) (4)		(70,934)		293,525		94,911
Loans receivable		(18,841)		(32)		(881)
Other		(45,353)		(67,648)		(21,766)
Net realized and unrealized gains on investments in earnings before allowance for expected credit losses		47,540		217,311		106,958
Change in allowance for expected credit losses on investments:						
Fixed maturity securities		715		(14,841)		(20,045)
Loans receivable		(1,213)		(73)		3,719
Change in allowance for expected credit losses on investments		(498)		(14,914)		(16,326)
Net investment gains		47,042		202,397		90,632
Income tax expense		(10,250)		(42,670)		(17,710)
After-tax net investment gains	$	36,792	$	159,727	$	72,922
Change in unrealized investment gains (losses):						
Fixed maturity securities without allowance for expected credit losses	$	389,839	$	(1,216,292)	$	(262,221)
Fixed maturity securities with allowance for expected credit losses		643		(28,370)		10,124
Investment funds		3,989		(2,019)		(1,270)
Other		(1,568)		(1,447)		(1,572)
Total change in unrealized investment gains (losses)		392,903		(1,248,128)		(254,939)
Income tax (expense) benefit		(86,350)		264,325		56,127
Noncontrolling interests		(2)		(2)		(2)
After-tax change in unrealized investment gains (losses)	$	306,551	$	(983,805)	$	(198,814)

_____

(1) The net realized gains or losses on investment sales represent the total gains or losses from the purchase dates of the equity securities. The change in unrealized gains (losses) consists of two components: (i) the reversal of the gain or loss recognized in previous periods on equity securities sold and (ii) the change in unrealized gain or loss resulting from mark-to-market adjustments on equity securities still held.

(2) In June 2023, the Company completed a sale of the property and casualty insurance services division of Breckenridge IS, Inc. and recognized a pre-tax net realized gain on investment of $89 million on the sale (proceeds from the sale is presented on the business disposition line within the Consolidated Statements of Cash Flows).

(3) The Company recognized impairments on real estate of $72 million in 2023.

(4) During March 2022, the Company realized a gain on the sale of a real estate investment in London, U.K. of $251 million, net of transaction expenses and the foreign currency impact, including the reversal of the currency translation adjustment.

(11) Fixed Maturity Securities in an Unrealized Loss Position

The following tables summarize all fixed maturity securities in an unrealized loss position at December 31, 2023 and 2022 by the length of time those securities have been continuously in an unrealized loss position.

(In thousands)	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2023						
U.S. government and government agency	$ 384,392	$ 6,655	$ 614,623	$ 51,014	$ 999,015	$ 57,669
State and municipal	264,273	3,013	1,680,034	119,449	1,944,307	122,462
Mortgage-backed securities	278,819	2,025	1,360,748	175,131	1,639,567	177,156
Asset-backed securities	413,511	2,070	2,176,035	71,136	2,589,546	73,206
Corporate	874,754	11,975	4,418,309	231,288	5,293,063	243,263
Foreign government	204,908	1,758	794,174	135,661	999,082	137,419
Fixed maturity securities	$ 2,420,657	$ 27,496	$ 11,043,923	$ 783,679	$ 13,464,580	$ 811,175
December 31, 2022						
U.S. government and government agency	$ 285,391	$ 10,219	$ 453,520	$ 58,939	$ 738,911	$ 69,158
State and municipal	1,720,443	89,272	598,797	79,320	2,319,240	168,592
Mortgage-backed securities	1,099,549	75,430	473,318	115,528	1,572,867	190,958
Asset-backed securities	1,569,647	48,390	2,176,638	103,932	3,746,285	152,322
Corporate	3,690,856	150,115	2,349,281	256,631	6,040,137	406,746
Foreign government	477,672	29,815	711,786	105,243	1,189,458	135,058
Fixed maturity securities	$ 8,843,558	$ 403,241	$ 6,763,340	$ 719,593	$ 15,606,898	$ 1,122,834

Substantially all of the securities in an unrealized loss position are rated investment grade, except for the securities in the foreign government classification. A significant amount of the unrealized loss on foreign government securities is the result of changes in currency exchange rates.

Fixed Maturity Securities — A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2023 is presented in the table below:

($ in thousands)	Number of Securities	Aggregate Fair Value	Gross Unrealized Loss
Foreign government	33	$ 102,689	$ 107,301
State and municipal	5	22,830	6,469
Corporate	16	21,424	1,928
Mortgage-backed securities	15	4,393	185
Asset-backed securities	5	197	148
Total	74	$ 151,533	$ 116,031

For fixed maturity securities that management does not intend to sell or to be required to sell, the portion of the decline in value that is considered to be due to credit factors is recognized in earnings, and the portion of the decline in value that is considered to be due to non-credit factors is recognized in other comprehensive income.

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default under financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due.

(12) Fair Value Measurements

The Company's fixed maturity and equity securities classified as available for sale and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Quoted prices for similar assets or valuations based on inputs that are observable.

Level 3 - Estimates of fair value based on internal pricing methodologies using unobservable inputs. Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available.

Substantially all of the Company's fixed maturity securities were priced by independent pricing services. The prices provided by the independent pricing services are estimated based on observable market data in active markets utilizing pricing models and processes, which may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, sector groupings, matrix pricing and reference data. The pricing services may prioritize inputs differently on any given day for any security based on market conditions, and not all inputs are available for each security evaluation on any given day. The pricing services used by the Company have indicated that they will only produce an estimate of fair value if objectively verifiable information is available. The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness and periodically performs independent price tests of a sample of securities to ensure proper valuation.

If prices from independent pricing services are not available for fixed maturity securities, the Company estimates the fair value. For Level 2 securities, the Company utilizes pricing models and processes which may include benchmark yields, sector groupings, matrix pricing, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, bids, offers and reference data. Where broker quotes are used, the Company generally requests two or more quotes and sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes received from brokers. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial projections, credit quality and business developments of the issuer and other relevant information.

For Level 3 securities, the Company generally uses a discounted cash flow model to estimate the fair value of fixed maturity securities. The cash flow models are based upon assumptions as to prevailing credit spreads, interest rate and interest rate volatility, time to maturity and subordination levels. Projected cash flows are discounted at rates that are adjusted to reflect illiquidity, where appropriate.

The following tables present the assets and liabilities measured at fair value as of December 31, 2023 and 2022 by level:

(In thousands)	Total	Level 1	Level 2	Level 3
December 31, 2023				
Assets:				
Fixed maturity securities available for sale:				
U.S. government and government agency	$ 1,716,731	$ —	$ 1,716,731	$ —
State and municipal	2,634,422	—	2,634,422	—
Mortgage-backed securities	2,266,455	—	2,266,455	—
Asset-backed securities	4,187,040	—	4,187,040	—
Corporate	7,654,059	—	7,654,059	—
Foreign government	1,666,229	—	1,666,229	—
Total fixed maturity securities available for sale	20,124,936	—	20,124,936	—
Equity securities:				
Common stocks	838,054	835,338	1,158	1,558
Preferred stocks	252,293	—	248,598	3,695
Total equity securities	1,090,347	835,338	249,756	5,253
Arbitrage trading account	938,049	546,110	388,167	3,772
Total	$ 22,153,332	$ 1,381,448	$ 20,762,859	$ 9,025
Liabilities:				
Trading account securities sold but not yet purchased	$ 9,357	$ 9,357	$ —	$ —
December 31, 2022				
Assets:				
Fixed maturity securities available for sale:				
U.S. government and government agency	$ 892,258	$ —	$ 892,258	$ —
State and municipal	2,890,098	—	2,890,098	—
Mortgage-backed securities	1,665,410	—	1,665,410	—
Asset-backed securities	3,982,773	—	3,982,773	—
Corporate	6,703,992	—	6,703,992	—
Foreign government	1,401,522	—	1,401,522	—
Total fixed maturity securities available for sale	17,536,053	—	17,536,053	—
Equity securities:				
Common stocks	982,751	978,991	1,161	2,599
Preferred stocks	203,143	—	191,844	11,299
Total equity securities	1,185,894	978,991	193,005	13,898
Arbitrage trading account	944,230	822,192	118,448	3,590
Total	$ 19,666,177	$ 1,801,183	$ 17,847,506	$ 17,488
Liabilities:				
Trading account securities sold but not yet purchased	$ —	$ —	$ —	$ —

The following tables summarize changes in Level 3 assets and liabilities for the years ended December 31, 2023 and 2022:

(In thousands)	Beginning Balance	Gains (Losses) Included in: Earnings (Losses)	Gains (Losses) Included in: Other Comprehensive Income (Losses)	Impairments	Purchases	Sales	Paydowns/ Maturities	Transfers In / Out	Ending Balance
Year ended December 31, 2023									
Assets:									
Fixed maturity securities available for sale:									
Corporate	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total	—	—	—	—	—	—	—	—	—
Equity securities:									
Common stocks	2,599	(1,041)	—	—	—	—	—	—	1,558
Preferred stocks	11,299	(3)	—	(7,601)	—	—	—	—	3,695
Total	13,898	(1,044)	—	(7,601)	—	—	—	—	5,253
Arbitrage trading account	3,590	117	—	—	—	—	—	65	3,772
Total	$ 17,488	$ (927)	$ —	$ (7,601)	$ —	$ —	$ —	$ 65	$ 9,025
Liabilities:									
Trading account securities sold but not yet purchased	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Year ended December 31, 2022									
Assets:									
Fixed maturity securities available for sale:									
Corporate	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total	—	—	—	—	—	—	—	—	—
Equity securities:									
Common stocks	9,294	(6,695)	—	—	—	—	—	—	2,599
Preferred stocks	11,296	3	—	—	925	(925)	—	—	11,299
Total	20,590	(6,692)	—	—	925	(925)	—	—	13,898
Arbitrage trading account	—	(179)	—	—	4,686	(917)	—	—	3,590
Total	$ 20,590	$ (6,871)	$ —	$ —	$ 5,611	$ (1,842)	$ —	$ —	$ 17,488
Liabilities:									
Trading account securities sold but not yet purchased	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

For the year ended December 31, 2023, an equity security, which no longer had a publicly traded price, was transferred into Level 3. For the year ended December 31, 2022, there were no securities transferred into or out of Level 3.

(13) Reserves for Losses and Loss Expenses

The Company's reserves for losses and loss expenses are comprised of case reserves and incurred but not reported liabilities (IBNR). When a claim is reported, a case reserve is established for the estimated ultimate payment based upon known information about the claim. As more information about the claim becomes available over time, case reserves are adjusted up or down as appropriate. Reserves are also established on an aggregate basis to provide for IBNR liabilities and expected loss reserve development on reported claims.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each business. These methods may include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each business.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in claims handling procedures, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is priced and written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each business. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include auto, primary workers' compensation, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider. Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect the latest reported loss data, current trends and other factors observed.

A claim may be defined as an event, as a claimant (number of parties claiming damages from an event) or by exposure type (e.g., an event may give rise to two parties, each claiming loss for bodily injury and property damage).

The most commonly used claim count method is by event. Most of the Company's businesses use the number of events to define and quantify the number of claims. However, in certain lines of business, where it is common for multiple parties to claim damages arising from a single event, a business may quantify claims on the basis of the number of separate parties involved in an event. This may be the case with businesses writing substantial auto or transportation exposure.

Claim counts for assumed reinsurance will vary based on whether the business is written on a facultative or treaty basis. Further variability as respects treaty claim counts may be reflective of the nature of the treaty, line of business coverage, and type of participation such as quota share or excess of loss contracts. Accordingly, the claim counts have been excluded from the below Reinsurance & Monoline Excess segment tables due to this variability.

The claim count information set forth in the tables presented below may not provide an accurate reflection of ultimate loss payouts by product line.

The following tables present undiscounted incurred and paid claims development as of December 31, 2023, net of reinsurance, as well as cumulative claim frequency and the total of incurred but not reported liabilities (IBNR). The information about incurred and paid claims development for the years ended December 31, 2014 to 2022 is presented as supplementary information. To enhance the comparability of the loss development data, the Company has removed the impact of foreign exchange rate movements by using the December 31, 2023 exchange rate for all periods.

Insurance

Other Liability

(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2023	
	For the Year Ended December 31,											
	Unaudited											Cumulative Number of Reported Claims
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	IBNR	
2014	$846,005	$847,308	$845,254	$849,657	$862,568	$868,639	$863,890	$862,440	$863,636	$ 863,342	$ 28,447	28
2015		949,853	985,529	960,136	963,237	965,497	975,534	982,145	1,011,753	1,018,418	42,923	28
2016			1,017,074	1,010,016	1,019,067	1,030,490	1,044,563	1,060,478	1,092,036	1,134,162	80,989	28
2017				1,065,837	1,099,566	1,121,979	1,138,821	1,178,596	1,249,086	1,267,359	95,118	28
2018					1,104,011	1,131,672	1,121,429	1,156,233	1,232,803	1,299,691	141,108	28
2019						1,240,667	1,237,516	1,237,950	1,294,768	1,371,217	205,380	29
2020							1,339,702	1,212,875	1,158,966	1,167,753	317,212	23
2021								1,534,634	1,390,800	1,347,336	537,640	25
2022									1,823,703	1,830,125	1,116,619	25
2023										2,120,365	1,815,051	19
Total										$13,419,768		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 78,811	$190,637	$337,870	$479,657	$593,577	$679,351	$729,573	$759,003	$782,462	$ 810,687
2015		82,664	210,421	381,682	537,415	675,274	756,353	814,964	873,489	928,793
2016			69,404	208,851	389,988	558,176	676,957	766,774	871,252	955,951
2017				79,937	255,591	453,073	638,879	774,674	930,529	1,048,203
2018					86,788	264,261	435,711	615,688	806,757	986,108
2019						88,173	275,315	471,186	704,851	909,617
2020							72,203	224,991	423,186	621,085
2021								76,568	267,564	492,271
2022									93,477	356,621
2023										92,758
Total										$7,202,094
	Reserves for loss and loss adjustment expenses before 2014, net of reinsurance									154,001
	Reserves for loss and loss adjustment expenses, net of reinsurance									$6,371,675

Workers' Compensation
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2023	
	For the Year Ended December 31,											
	Unaudited											
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	IBNR	Cumulative Number of Reported Claims
2014	$639,436	$637,307	$627,767	$617,242	$615,435	$604,030	$600,194	$602,000	$598,977	$ 589,283	$ 12,555	57
2015		712,800	690,525	650,997	641,169	626,432	620,741	617,478	612,687	603,732	18,013	58
2016			702,716	696,339	684,700	660,520	651,278	657,972	654,385	641,549	19,823	58
2017				762,093	733,505	689,622	673,216	683,880	682,153	675,871	22,933	58
2018					778,964	724,697	715,055	724,056	721,170	715,018	27,179	56
2019						784,281	721,018	732,762	734,034	722,456	39,081	54
2020							725,245	716,430	704,008	668,222	36,045	42
2021								742,687	701,703	667,517	67,127	46
2022									772,620	745,218	153,476	46
2023										784,906	352,511	43
Total										$6,813,772		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$148,405	$319,743	$412,611	$471,235	$503,915	$521,141	$531,475	$538,914	$547,894	$ 553,739
2015		139,320	323,744	421,734	477,541	512,933	531,512	544,849	557,215	564,658
2016			142,998	338,835	446,072	504,850	537,861	558,934	572,669	584,330
2017				153,456	362,299	468,817	525,753	559,198	583,258	603,006
2018					171,006	397,464	508,546	574,889	613,675	642,292
2019						184,715	397,376	515,914	581,003	618,324
2020							172,478	380,454	485,203	548,585
2021								172,729	384,867	490,648
2022									180,982	408,929
2023										195,204
Total										$5,209,715

Reserves for loss and loss adjustment expenses before 2014, net of reinsurance	208,451
Reserves for loss and loss adjustment expenses, net of reinsurance	$1,812,508

Professional Liability
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2023	
	For the Year Ended December 31,											
	Unaudited											Cumulative Number of Reported Claims
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	IBNR	
2014	$252,473	$245,854	$258,874	$242,903	$238,388	$257,205	$256,157	$255,527	$254,514	$ 256,527	$ 10,067	7
2015		259,122	257,634	274,233	275,604	291,157	282,452	282,806	286,950	286,320	13,275	8
2016			310,140	324,043	360,778	401,569	438,761	468,154	463,625	449,678	15,850	9
2017				333,255	332,317	338,526	377,209	384,107	393,054	401,661	45,095	10
2018					335,128	322,297	333,413	359,493	382,239	397,593	81,991	10
2019						336,397	332,426	345,548	354,121	362,983	89,944	11
2020							394,304	375,559	337,796	313,386	100,150	11
2021								525,389	471,456	446,596	215,820	11
2022									649,725	586,327	405,848	11
2023										648,231	509,380	12
Total										$4,149,302		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 19,318	$ 83,246	$137,931	$175,230	$198,176	$214,915	$226,323	$235,581	$238,277	$ 243,397
2015		20,319	85,169	139,396	187,007	215,821	232,506	239,514	246,501	258,988
2016			28,503	102,232	201,167	254,994	297,088	357,094	405,052	412,645
2017				36,450	96,179	162,660	242,929	261,033	306,535	329,303
2018					28,108	99,540	155,102	198,546	244,068	283,639
2019						31,635	97,302	147,767	200,259	235,124
2020							27,996	80,180	128,869	169,000
2021								28,542	85,886	153,063
2022									33,417	90,594
2023										41,064
Total										$2,216,817
Reserves for loss and loss adjustment expenses before 2014, net of reinsurance										38,814
Reserves for loss and loss adjustment expenses, net of reinsurance										$1,971,299

Auto
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2023	
	For the Year Ended December 31,											
	Unaudited											
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	IBNR	Cumulative Number of Reported Claims
2014	$363,882	$385,214	$417,539	$415,490	$412,929	$412,757	$408,304	$407,435	$408,816	$ 408,743	$ 291	47
2015		389,529	416,251	422,344	430,503	431,514	429,950	427,079	428,898	428,339	1,013	53
2016			430,132	429,762	441,051	442,122	438,917	438,616	440,412	442,164	2,410	52
2017				430,445	428,420	430,205	434,186	440,004	444,483	445,263	3,148	47
2018					442,701	462,657	479,085	494,442	521,794	530,374	6,234	45
2019						483,120	488,379	504,901	530,967	548,688	11,878	45
2020							523,739	428,761	442,165	469,184	16,227	30
2021								614,422	596,810	632,918	54,629	38
2022									792,553	825,359	192,025	44
2023										916,722	444,715	40
Total										$5,647,754		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$155,553	$237,622	$327,548	$364,768	$393,428	$401,368	$404,067	$405,061	$405,817	$ 407,212
2015		159,932	264,377	324,175	369,223	396,832	410,275	416,060	419,891	421,749
2016			183,777	278,289	340,319	389,233	408,676	419,203	427,662	433,882
2017				180,494	267,309	326,851	371,755	401,846	419,548	431,165
2018					180,110	281,564	350,212	412,985	463,232	498,094
2019						185,289	290,194	374,545	440,449	495,111
2020							142,816	228,358	308,452	374,990
2021								180,860	319,941	429,419
2022									253,206	428,621
2023										277,634
Total										$4,197,877
	Reserves for loss and loss adjustment expenses before 2014, net of reinsurance									2,953
	Reserves for loss and loss adjustment expenses, net of reinsurance									$1,452,830

Short-tail lines
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2023	
	For the Year Ended December 31,											
	Unaudited											Cumulative Number of Reported Claims
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	IBNR	
2014	$697,102	$701,133	$658,437	$656,704	$657,637	$657,968	$660,388	$658,600	$656,931	$ 656,326	$ 1,483	30
2015		737,494	725,927	722,556	721,082	713,225	711,665	709,937	710,266	714,974	2,044	32
2016			771,829	775,358	762,449	757,010	751,510	753,926	752,541	752,960	3,288	34
2017				752,865	753,274	747,521	746,878	746,475	747,710	746,406	4,267	42
2018					759,748	748,859	746,183	744,467	742,212	741,264	7,835	48
2019						721,072	701,168	690,928	684,606	684,707	14,592	43
2020							900,816	904,545	922,258	926,379	7,624	38
2021								828,347	832,240	815,228	24,478	36
2022									945,041	928,562	54,776	36
2023										1,075,325	286,870	27
Total										$8,042,131		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$369,514	$590,511	$608,396	$626,751	$641,861	$649,068	$651,560	$652,054	$652,379	$ 652,449
2015		392,762	608,056	663,402	685,314	694,780	700,569	707,271	707,447	716,682
2016			416,513	669,738	711,238	726,462	731,552	738,302	739,143	744,157
2017				445,208	689,587	718,436	730,584	734,415	741,582	746,917
2018					414,833	661,607	708,101	725,027	725,128	730,199
2019						404,870	615,748	645,251	657,699	665,789
2020							460,351	784,553	845,590	900,682
2021								405,461	698,030	754,448
2022									472,020	799,125
2023										565,586
Total										$7,276,034
	Reserves for loss and loss adjustment expenses before 2014, net of reinsurance									5,171
	Reserves for loss and loss adjustment expenses, net of reinsurance									$ 771,268

Reinsurance & Monoline Excess

Casualty
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2023
	For the Year Ended December 31,										
	Unaudited										
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	IBNR
2014	$319,818	$319,210	$318,559	$330,354	$324,470	$323,855	$335,560	$336,622	$341,244	$ 343,235	$ 13,680
2015		259,244	231,574	230,136	252,249	293,032	303,053	304,503	308,986	313,327	16,235
2016			240,868	252,786	245,317	267,808	301,629	301,242	310,273	309,126	19,483
2017				231,313	220,878	238,916	261,438	281,132	298,284	314,895	28,441
2018					221,393	210,492	230,817	246,861	261,004	292,927	37,287
2019						236,517	230,620	239,206	240,879	272,393	52,998
2020							299,888	293,574	290,037	313,904	103,742
2021								360,399	347,054	344,272	190,749
2022									447,231	437,358	325,597
2023										449,816	396,340
Total										$3,391,253	

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 21,302	$ 68,906	$115,585	$154,811	$197,644	$227,038	$251,736	$271,062	$283,876	$ 296,469
2015		17,876	48,371	91,016	141,073	178,280	204,981	233,281	250,504	266,497
2016			19,884	61,710	100,074	140,104	171,465	205,052	224,739	241,884
2017				16,457	40,013	69,190	123,404	147,049	174,745	207,378
2018					11,056	40,884	77,371	109,290	141,309	182,326
2019						14,544	39,035	63,945	94,735	142,501
2020							20,746	49,637	81,710	137,043
2021								10,910	43,791	89,076
2022									11,574	45,625
2023										10,603
Total										$1,619,402

Reserves for loss and loss adjustment expenses before 2014, net of reinsurance 402,281

Reserves for loss and loss adjustment expenses, net of reinsurance $2,174,132

Monoline Excess
(In thousands)

Accident Year	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2023
	For the Year Ended December 31,										
	Unaudited										
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	IBNR
2014	$ 63,465	$ 57,558	$ 49,478	$ 45,758	$ 41,671	$ 42,541	$ 42,618	$ 40,652	$ 35,707	$ 32,185	$ 3,400
2015		69,977	57,897	50,099	45,115	39,682	39,781	36,774	30,104	27,590	4,664
2016			72,657	70,281	71,404	64,957	65,485	65,222	61,432	53,304	6,192
2017				76,701	80,508	70,749	71,025	66,795	62,647	55,713	9,442
2018					77,820	72,505	71,448	66,180	57,847	50,744	12,964
2019						78,929	77,482	76,242	73,978	66,071	12,977
2020							84,354	83,468	80,452	72,376	26,582
2021								98,110	87,980	77,220	31,581
2022									98,923	76,725	35,307
2023										110,446	73,881
Total										$ 622,374	

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance

Accident Year	For the Year Ended December 31,									
	Unaudited									
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 358	$ 1,729	$ 3,354	$ 4,175	$ 5,808	$ 7,595	$ 11,154	$ 11,938	$ 13,491	$ 14,632
2015		2,069	2,481	3,272	4,099	4,416	5,083	5,421	6,457	6,844
2016			2,498	4,783	5,573	5,928	7,685	9,883	11,819	13,569
2017				6,282	12,810	15,356	17,327	18,375	19,275	21,275
2018					6,141	8,230	9,368	10,359	12,414	13,583
2019						6,241	10,884	12,728	15,436	18,836
2020							4,869	8,699	10,471	12,869
2021								4,586	6,026	8,872
2022									5,898	10,564
2023										6,390
Total										$ 127,434
Reserves for loss and loss adjustment expenses before 2014, net of reinsurance										576,491
Reserves for loss and loss adjustment expenses, net of reinsurance										$1,071,431

Property
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2023
	For the Year Ended December 31,										
	Unaudited										
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	IBNR
2014	$113,055	$96,586	$97,261	$99,973	$99,200	$98,846	$99,244	$97,308	$96,648	$96,135	$ 344
2015		127,315	117,503	131,722	130,389	129,472	131,133	130,697	131,393	131,947	1,007
2016			167,998	174,440	181,595	180,816	186,086	184,053	185,133	186,176	1,303
2017				206,666	200,487	199,481	198,039	191,941	192,458	193,551	1,452
2018					108,348	112,133	103,192	105,165	103,015	101,498	1,898
2019						103,316	77,255	82,036	81,192	81,157	2,479
2020							114,645	117,885	116,786	121,417	4,291
2021								133,989	146,726	144,429	13,709
2022									167,223	167,351	30,362
2023										137,685	60,458
Total										$1,361,346	

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 38,734	$ 66,816	$ 82,113	$ 88,240	$ 91,376	$ 93,087	$ 94,552	$ 95,186	$ 95,620	$ 94,996
2015		53,435	89,120	109,053	118,615	122,630	125,494	126,895	128,037	128,947
2016			78,887	133,478	157,341	168,433	175,867	177,961	182,300	184,208
2017				72,114	141,390	171,736	179,799	182,680	185,895	188,497
2018					33,972	65,071	82,327	87,789	94,931	96,262
2019						23,129	54,709	68,693	71,264	73,234
2020							26,606	65,563	86,885	95,643
2021								15,245	71,800	109,179
2022									25,515	91,718
2023										24,737
Total										$1,087,421

Reserves for loss and loss adjustment expenses before 2014, net of reinsurance   1,472

Reserves for loss and loss adjustment expenses, net of reinsurance $ 275,397

The reconciliation of the net incurred and paid claims development tables to the reserves for losses and loss expenses in the consolidated balance sheet is as follows:

(In thousands)		December 31, 2023
Undiscounted reserves for loss and loss expenses, net of reinsurance:		
	Other liability	$ 6,371,675
	Workers' compensation	1,812,508
	Professional liability	1,971,299
	Auto	1,452,830
	Short-tail lines	771,268
	Other	151,204
	Insurance	12,530,784
	Casualty	2,174,132
	Monoline excess	1,071,431
	Property	275,397
	Reinsurance & Monoline Excess	3,520,960
Total undiscounted reserves for loss and loss expenses, net of reinsurance		$ 16,051,744

(In thousands)		December 31, 2023
Due from reinsurers on unpaid claims:		
	Other liability	$ 951,773
	Workers' compensation	189,182
	Professional liability	1,138,129
	Auto	81,334
	Short-tail lines	379,621
	Other	127,581
	Insurance	2,867,620
	Casualty	116,198
	Monoline excess	40,467
	Property	53,547
	Reinsurance & Monoline Excess	210,212
Total due from reinsurers on unpaid claims		$ 3,077,832

(In thousands)	December 31, 2023
Loss reserve discount:	
Other liability	$ —
Workers' compensation	(12,193)
Professional liability	—
Auto	—
Short-tail lines	—
Other	—
Insurance	(12,193)
Casualty	(72,503)
Monoline excess	(305,228)
Property	—
Reinsurance & Monoline Excess	(377,731)
Total loss reserve discount	$ (389,924)
Total gross reserves for loss and loss expenses	$ 18,739,652

The following is supplementary information regarding average historical claims duration as of December 31, 2023:

Insurance

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	1	2	3	4	5	6	7	8	9	10
Other liability	6.4 %	13.4 %	15.8 %	15.6 %	12.9 %	10.4 %	7.5 %	5.5 %	4.1 %	3.3 %
Workers' compensation	24.4 %	30.6 %	16.0 %	9.2 %	5.3 %	3.4 %	2.3 %	1.7 %	1.4 %	1.0 %
Professional liability	7.3 %	17.1 %	17.2 %	14.5 %	9.0 %	9.4 %	5.8 %	2.6 %	4.0 %	2.0 %
Auto	34.5 %	20.6 %	15.8 %	11.3 %	7.3 %	3.6 %	1.6 %	0.8 %	0.3 %	0.3 %
Short-tail lines	54.4 %	33.4 %	5.5 %	2.8 %	1.0 %	0.9 %	0.5 %	0.3 %	0.4 %	0.3 %

Reinsurance & Monoline Excess

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	1	2	3	4	5	6	7	8	9	10
Casualty	4.7 %	10.0 %	11.7 %	13.9 %	11.7 %	10.1 %	8.2 %	5.6 %	4.4 %	3.7 %
Monoline excess	7.2 %	5.1 %	3.1 %	2.7 %	3.4 %	3.2 %	4.9 %	3.2 %	3.1 %	3.5 %
Property	28.8 %	33.5 %	17.1 %	5.6 %	3.5 %	1.6 %	1.6 %	0.6 %	0.2 %	— %

The table below provides a reconciliation of the beginning and ending reserve balances:

(In thousands)		2023		2022		2021
Net reserves at beginning of year	$	14,248,879	$	12,848,362	$	11,620,393
Net provision for losses and loss expenses:						
Claims occurring during the current year (1)		6,311,780		5,774,713		4,921,191
Increase in estimates for claims occurring in prior years (2)		29,681		54,511		863
Loss reserve discount accretion		30,681		32,526		31,906
Total		6,372,142		5,861,750		4,953,960
Net payments for claims:						
Current year		1,217,078		1,068,577		887,896
Prior year		3,764,532		3,279,333		2,777,798
Total		4,981,610		4,347,910		3,665,694
Foreign currency translation		22,409		(113,323)		(60,297)
Net reserves at end of year		15,661,820		14,248,879		12,848,362
Ceded reserve at end of year		3,077,832		2,762,344		2,542,526
Gross reserves at end of year	$	18,739,652	$	17,011,223	$	15,390,888
Net change in premiums and losses occurring in prior years:						
Increase in estimates for claims occurring in prior years (2)	$	(29,681)	$	(54,511)	$	(863)
Retrospective premium adjustments for claims occurring in prior years (3)		10,782		18,106		7,510
Net premium and reserve development on prior years	$	(18,899)	$	(36,405)	$	6,647

_____

(1) Claims occurring during the current year are net of loss reserve discounts of $47 million, $35 million and $21 million in 2023, 2022, and 2021, respectively.

(2) The change in estimates for claims occurring in prior years is net of loss reserve discount. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $13 million in 2023, increased by $16 million in 2022, and decreased by $19 million in 2021.

(3) For certain retrospectively rated insurance polices and reinsurance agreements, changes in loss and loss expenses for prior years are offset by additional or return premiums.

The COVID-19 global pandemic impacted, and may further impact, the Company's loss costs. Accordingly, the ultimate net impact of COVID-19 on the Company's reserves remains uncertain. As of December 31, 2023, the Company had recognized losses for COVID-19-related claims activity, net of reinsurance, of approximately $384 million, of which $326 million relates to the Insurance segment and $58 million relates to the Reinsurance & Monoline Excess segment. Such $384 million of COVID-19-related losses included $381 million of reported losses and $3 million of IBNR. For the year ended December 31, 2023, the Company recognized current accident year losses for COVID-19-related claims activity, net of reinsurance, of approximately $1 million, all of which relates to the Insurance segment.

Unfavorable prior year development (net of additional and return premiums) was $19 million in 2023.

Insurance – Reserves for the Insurance segment developed unfavorably by $24 million in 2023 (net of additional and return premiums). The unfavorable development for the segment was concentrated in the early part of the year, with reserve development being flat overall during the second half of 2023. A key driver of the unfavorable development early in 2023 was property catastrophe losses related to 2022 events which were still being adjusted and settled during the early part of 2023. In particular, losses related to U.S. winter storms which occurred during the month of December 2022 were a significant contributor to the development, as information gathering and evaluation of many of these claims were still ongoing into the new year.

In addition to the property prior year development discussed above, during 2023 the Insurance segment also experienced adverse prior year development on casualty lines of business for the 2016 through 2019 accident years, which was offset by favorable prior year development on casualty lines of business for the 2020 through 2022 accident years. The unfavorable development on the 2016 through 2019 accident years was concentrated in the general liability and commercial auto liability lines of business. The development, which particularly impacted business attaching excess of primary policy limits, was driven by a larger than expected number of large losses reported. The Company believes social inflation is contributing to an increase in the frequency of large losses for these accident years. Social inflation can include higher settlement demands from plaintiffs, use of tactics such as litigation funding by the plaintiffs' bar, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among others.

The favorable prior year development on casualty lines for the 2020 through 2022 accident years in the Insurance segment was concentrated in the professional liability, workers' compensation, and general liability lines of business. Due to elevated uncertainty regarding incurred loss frequency and severity as a result of ongoing social inflation and the impacts of the COVID-19 pandemic, the Company set its initial loss ratios for the 2020 through 2022 accident years prudently, and largely maintained these estimates through the end of each respective accident year. The reported loss experience to date for these lines of business for the 2020 through 2022 accident years has been significantly better than was expected, and the Company has begun to react to this favorable emergence as the accident years mature beyond the age of twelve months. It should also be noted that commercial auto liability experienced adverse prior year development for the 2020 through 2022 accident years, which partially offset the favorable development discussed above; the adverse development was driven by a larger than expected number of large losses reported.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $5 million in 2023 (net of additional and return premiums). The overall favorable prior year development for the segment was driven mainly by favorable development in excess workers' compensation, substantially offset by unfavorable development in the non-proportional reinsurance assumed liability and excess general liability (including umbrella) lines of business. The favorable excess workers' compensation development was driven by continued lower claim frequency and reported losses relative to our expectations, and to favorable claim settlements. The favorable development was spread across many prior accident years. The unfavorable development for non-proportional reinsurance assumed liability and excess general liability was associated primarily with our U.S. assumed reinsurance business, and related to accounts reinsuring excess and umbrella business and construction projects. The adverse development was concentrated mainly in accident years 2017 through 2020.

Unfavorable prior year development (net of additional and return premiums) was $36 million in 2022.

Insurance – Reserves for the Insurance segment developed unfavorably by $40 million in 2022 (net of additional and return premiums). The unfavorable development in the segment primarily related to COVID-19 losses at two businesses. These businesses wrote policies providing coverage for event cancellation and film production delay which were heavily impacted by losses directly caused by the COVID-19 pandemic. Most of this COVID-19 related unfavorable development emerged during the third quarter as a result of settlements of claims at values higher than our expectations. However, the Company believes that as a result of these settlements the remaining level of uncertainty around the ultimate value of its known COVID-19 claims has been significantly reduced.

The unfavorable development mentioned above also includes favorable prior year development for the Insurance segment primarily attributable to the 2020 and 2021 accident years and unfavorable development on the 2015 through 2019 accident years. The favorable development on the 2020 and 2021 accident years was concentrated in certain casualty lines of business including general liability, professional liability, and workers' compensation. The Company experienced lower reported claim frequency in these lines of business during 2020 and 2021 relative to historical averages, and continued to experience lower reported incurred losses relative to its expectations for these accident years as they developed during 2022. These trends began in 2020 and we believe were caused by the impacts of the COVID-19 pandemic, including for example, lockdowns, reduced driving/traffic and increased work from home. Due to the uncertainty regarding the ultimate impacts of the pandemic on accident years 2020 and 2021 incurred losses, the Company was cautious in reacting to these lower trends in setting and updating its loss ratio estimates for these years. As these accident years have continued to mature, the Company has continued to recognize some of the favorable reported experience in its ultimate loss estimates made during 2022.

The unfavorable development on the 2015 through 2019 accident years was concentrated in the general liability and professional liability, including medical professional, lines of business, as well as auto liability. The development was driven by a larger than expected number of large losses reported. The Company believes social inflation is contributing to an increase in the frequency of large losses for these accident years. Social inflation can include higher settlement demands from plaintiffs, use of tactics such as litigation funding by the plaintiffs' bar, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among others.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $4 million in 2022 (net of additional and return premiums). The overall favorable development for the segment was driven mainly by favorable development in excess workers compensation, substantially offset by unfavorable development in the professional liability and non-proportional reinsurance assumed liability lines of business. The favorable excess workers' compensation development was spread across most prior accident years, including 2012 and prior years, and was driven by a review of the Company's claim reporting patterns as well as a number of favorable claim settlements relative to expectations. The unfavorable professional liability and non-proportional reinsurance assumed liability development was concentrated mainly in accident years 2016 through 2018 and was associated primarily with our U.S. assumed reinsurance business and related to accounts insuring construction projects and professional liability exposures.

Favorable prior year development (net of additional and return premiums) was $7 million in 2021.

Insurance – Reserves for the Insurance segment developed favorably by $20 million in 2021 (net of additional and return premiums). The overall favorable development in 2021 was attributable to favorable development on the 2020 accident year, partially offset by adverse development on the 2016 through 2019 accident years.

The favorable development on the 2020 accident year was largely concentrated in the auto liability and other liability lines of business, including commercial multi-peril liability. During 2020 the Company achieved larger rate increases in these lines of business than were contemplated in its budget and in its initial loss ratio selections. The Company also experienced significantly lower reported claim frequency in these lines in 2020 relative to historical averages, and lower reported incurred losses relative to its expectations. We believe that the lower claim frequency and lower reported incurred losses were caused by the impacts of the COVID-19 pandemic, for example, lockdowns, reduced driving and traffic, work from home, and court closures. However, due to the uncertainty regarding the ultimate impacts of the pandemic on accident year 2020 incurred losses, the Company elected not to react to these lower reported trends during 2020. As more information became available and the 2020 accident year continued to mature, during 2021 the Company started to recognize favorable accident year 2020 development in response to the continuing favorable reported loss experience relative to its expectations.

The adverse development on the 2016 through 2019 accident years is concentrated largely in the other liability line of business, including commercial multi-peril liability, but is also seen to a lesser extent in Auto liability. The adverse development for these accident years is driven by a higher than expected number of large losses reported, and particularly impacted the directors and officers liability, lawyers professional liability, and excess and surplus lines casualty classes of business. We also believe that increased social inflation is contributing to the increased number of large losses, for example, higher jury awards on cases which go to trial, and the corresponding higher demands from plaintiffs and higher values required to reach settlement on cases which do not go to trial.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed unfavorably by $13 million in 2021. The unfavorable development in the segment was driven by the non-proportional reinsurance assumed liability and other liability lines of business, related primarily to accident years 2017 through 2019, and was partially offset by favorable development in excess workers' compensation business which was spread across many prior accident years. The unfavorable non-proportional reinsurance assumed liability and other liability development was associated with our U.S. and U.K. assumed reinsurance business, and related primarily to accounts insuring construction projects and professional liability exposures.

Environmental and Asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company's operations, because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental or asbestos exposures prior to 1986 when an absolute exclusion was incorporated into standard policy language.

The Company's net reserves for losses and loss expenses relating to asbestos and environmental claims on policies written before adoption of the absolute exclusion was $17 million and $20 million at December 31, 2023 and 2022, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues, as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting — The Company discounts its liabilities for certain workers' compensation reserves. The amount of workers' compensation reserves that were discounted was $1,352 million and $1,464 million at December 31, 2023 and 2022, respectively. The aggregate net discount for those reserves, after reflecting the effects of ceded reinsurance, was $390 million and $416 million at December 31, 2023 and 2022, respectively. At December 31, 2023, discount rates by year ranged from 0.7% to 6.5%, with a weighted average discount rate of 3.5%.

Substantially all discounted workers' compensation reserves (97% of total discounted reserves at December 31, 2023) are excess workers' compensation reserves. In order to properly match loss expenses with income earned on investment securities supporting the liabilities, reserves for excess workers' compensation business are discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These rates are determined annually based on the weighted average rate for the period. Once established, no adjustments are made to the discount rate for that period, and any increases or decreases in loss reserves in subsequent years are discounted at the same rate, without regard to when any such adjustments are recognized. The expected loss and loss expense payout patterns subject to discounting are derived from the Company's loss payout experience.

The Company also discounts reserves for certain other long-duration workers' compensation reserves (representing approximately 3% of total discounted reserves at December 31, 2023), including reserves for quota share reinsurance and reserves related to losses regarding occupational lung disease. These reserves are discounted at statutory rates prescribed or permitted by the Department of Insurance of the State of Delaware.

(14) Premiums and Reinsurance Related Information

The Company reinsures a portion of its insurance exposures in order to reduce its net liability on individual risks and catastrophe losses. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. The Company's reinsurance purchases include the following: property reinsurance treaties that reduce exposure to large individual property losses and catastrophe events; casualty reinsurance treaties that reduce its exposure to large individual casualty losses, workers' compensation catastrophe losses and casualty losses involving multiple claimants or insureds; and facultative reinsurance that reduces exposure on individual policies or risks for losses that exceed treaty reinsurance capacity. Depending on the business, the Company purchases specific additional reinsurance to supplement the above programs.

The following is a summary of reinsurance financial information:

(In thousands)	2023	2022	2021
Written premiums:			
Direct	$ 11,676,743	$ 10,695,138	$ 9,531,050
Assumed	1,295,263	1,213,914	1,169,084
Ceded	(2,017,539)	(1,904,982)	(1,837,267)
Total net written premiums	$ 10,954,467	$ 10,004,070	$ 8,862,867
Earned premiums:			
Direct	$ 11,112,980	$ 10,217,891	$ 8,825,568
Assumed	1,246,288	1,226,801	1,085,804
Ceded	(1,958,581)	(1,883,263)	(1,805,341)
Total net earned premiums	$ 10,400,687	$ 9,561,429	$ 8,106,031
Ceded losses and loss expenses incurred	$ 1,376,144	$ 1,269,338	$ 1,236,960
Ceded commission earned	$ 471,841	$ 477,437	$ 449,739

The following table presents the rollforward of the allowance for expected credit losses for premiums and fees receivable for the years ended December 31, 2023 and 2022:

(In thousands)	2023	2022
Allowance for expected credit losses, beginning of period	$ 30,660	$ 25,218
Change in allowance for expected credit losses	4,450	5,442
Allowance for expected credit losses, end of period	$ 35,110	$ 30,660

Estimated amounts due from reinsurers are reported net of an allowance for expected credit losses of $8.4 million, $8.1 million and $7.7 million as of December 31, 2023, 2022 and 2021, respectively. The following table presents the rollforward of the allowance for expected credit losses associated with due from reinsurers for the years ended December 31, 2023 and 2022:

(In thousands)		2023		2022
Allowance for expected credit losses, beginning of period	$	8,064	$	7,713
Change in allowance for expected credit losses		340		351
Allowance for expected credit losses, end of period	$	8,404	$	8,064

The following table presents the amounts due from reinsurers as of December 31, 2023:

(In thousands)		
Lloyd's of London	$	402,210
Lifson Re		335,382
Partner Re		314,471
Munich Re		310,985
Berkshire Hathaway		307,878
Hannover Re Group		231,172
Renaissance Re		217,008
Swiss Re		176,377
Everest Re		145,155
Liberty Mutual		117,556
Axis Capital		86,680
Fairfax Financial		64,300
Korean Re		57,530
Arch Capital Group		54,175
Sompo Holdings Group		47,520
Axa Insurance		45,680
TOA RE		37,140
Nationwide Group		32,411
Markel Corp Group		31,827
Helvetia Holdings Group		31,429
Chubb Group		24,459
MS & AD Insurance Group		20,144
Other reinsurers less than $20,000		316,649
Subtotal		3,408,138
Residual market pools (1)		134,793
Allowance for expected credit losses		(8,404)
Total	$	3,534,527

(1) Many states require licensed insurers that provide workers' compensation insurance to participate in programs that provide workers' compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers' compensation pools in certain states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

(15) Indebtedness

Indebtedness consisted of the following as of December 31, 2023 (the difference between the face value and the carrying value is unamortized discount and debt issuance costs):

(In thousands)	Interest Rate	Face Value	Carrying Value 2023	2022
Senior notes and other debt due on:				
February 15, 2037	6.250%	$ 250,000	$ 248,556	$ 248,446
August 1, 2044	4.750%	350,000	346,205	346,020
May 12, 2050	4.000%	470,000	489,964	490,721
March 30, 2052	3.550%	400,000	394,411	394,213
September 30, 2061	3.150%	350,000	343,129	342,945
Subsidiary debt and other (1)	Various	5,686	5,686	6,478
Total senior notes and other debt		$ 1,825,686	$ 1,827,951	$ 1,828,823
Subordinated debentures due on:				
March 30, 2058	5.700%	$ 185,000	$ 179,489	$ 179,328
December 30, 2059	5.100%	300,000	291,418	291,179
September 30, 2060	4.250%	250,000	244,668	244,523
March 30, 2061	4.125%	300,000	293,515	293,341
Total subordinated debentures		$ 1,035,000	$ 1,009,090	$ 1,008,371

_____

(1) Subsidiary debt of $6 million is due in 2024, partially offset by the unamortized cost of $0.6 million due to entering into the $300 million senior unsecured revolving credit facility.

On April 1, 2022, the Company entered into a senior unsecured revolving credit facility that provides for revolving, unsecured borrowings up to an aggregate of $300 million with a $50 million sublimit for letters of credit. The Company may increase the amount available under the facility to a maximum of $500 million subject to obtaining lender commitments for the increase and other customary conditions. Borrowings under the facility may be used for working capital and other general corporate purposes. All borrowings under the facility must be repaid by April 1, 2027, except that letters of credit outstanding on that date may remain outstanding until April 1, 2028 (or such later date approved by all lenders). Our ability to utilize the facility is conditioned on the satisfaction of representations, warranties and covenants that are customary for facilities of this type. As of December 31, 2023, there were no borrowings outstanding under the facility.

(16) Income Taxes

Income tax expense (benefit) consists of:

(In thousands)		Current Expense		Deferred (Benefit) Expense		Total
December 31, 2023						
Domestic	$	352,891	$	(43,456)	$	309,435
Foreign		44,372		16,750		61,122
Total expense (benefit)	$	397,263	$	(26,706)	$	370,557
December 31, 2022						
Domestic	$	295,849	$	(27,544)	$	268,305
Foreign		42,890		23,532		66,422
Total expense (benefit)	$	338,739	$	(4,012)	$	334,727
December 31, 2021						
Domestic	$	239,090	$	2,752	$	241,842
Foreign		—		10,048		10,048
Total expense	$	239,090	$	12,800	$	251,890

Income before income taxes from domestic operations was $1,430 million, $1,240 million and $1,224 million for the years ended December 31, 2023, 2022 and 2021, respectively. Income before income taxes from foreign operations was $324 million, $480 million and $59 million for the years ended December 31, 2023, 2022 and 2021, respectively.

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 21% for 2023, 2022 and 2021 to pre-tax income are as follows:

(In thousands)		2023		2022		2021
Computed "expected" tax expense	$	368,425	$	361,133	$	269,410
Tax-exempt investment income		(8,361)		(10,815)		(11,380)
Change in valuation allowance		(10,883)		(28,064)		2,974
Impact of foreign tax rates		5,461		(453)		(2,368)
State and local taxes		12,271		8,976		4,230
Other, net		3,644		3,950		(10,976)
Total expense	$	370,557	$	334,727	$	251,890

At December 31, 2023 and 2022, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(In thousands)		2023		2022
Deferred tax asset:				
Loss reserve discounting	$	230,956	$	192,181
Unearned premiums		200,938		180,326
Unrealized investment losses		126,693		228,456
Net operating losses & foreign tax credits		59,154		58,182
Other-than-temporary impairments		12,691		5,935
Employee compensation plans		68,062		63,313
Other		78,025		72,536
Gross deferred tax asset		776,519		800,929
Less valuation allowance		(36,283)		(47,166)
Deferred tax asset		740,236		753,763
Deferred tax liability:				
Amortization of intangibles		15,205		13,973
Loss reserve discounting - transition rule		9,894		14,843
Deferred policy acquisition costs		176,281		157,055
Property, furniture and equipment		43,501		45,887
Investment funds		161,867		125,525
Other		66,525		67,479
Deferred tax liability		473,273		424,762
Net deferred tax asset	$	266,963	$	329,001

The Company had a net current tax payable of $46 million and a net tax receivable of $5 million at December 31, 2023 and 2022, respectively. At December 31, 2023, the Company had foreign net operating loss carryforwards of $220 million that have no expiration date. At December 31, 2023, the Company had a valuation allowance of $36 million as compared to $47 million at December 31, 2022. The Company has provided a valuation allowance against the utilization of foreign tax credits and the future net operating loss carryforward benefits of certain foreign operations. The statute of limitations for the Company's U.S. Federal income tax returns has closed for all years through December 31, 2019.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

The Tax Cuts and Jobs Act of 2017 (the "Tax Act") provided for a reduction of the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018. The U.S. tax law requires insurance reserves to be discounted for tax purposes. The Tax Act modified this computation. The IRS issued revised discount factors to be applied to the 2017 reserves, which increased the beginning of year 2018 deferred tax asset for loss reserve discounting. Under the related transition rule, a deferred tax liability was established which will be included in taxable income over the eight year period that began in 2018.

The Company has not provided U.S. deferred income taxes on the undistributed earnings of approximately $261 million of its non-U.S. subsidiaries since these earnings are intended to be permanently reinvested in the non-U.S. subsidiaries. In the future, if such earnings were distributed the Company projects that the incremental tax, if any, will be immaterial.

(17) Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. The Company's lead insurer, Berkley Insurance Company ("BIC"), directly or indirectly owns all of the Company's other insurance companies. During 2024, the maximum amount of dividends that can be paid by BIC without such approval is approximately $1.2 billion.

BIC's combined net income and statutory capital and surplus, as determined in accordance with statutory accounting practices ("SAP"), are as follows:

(In thousands)	2023	2022	2021
Net income	$ 1,176,255	$ 1,358,813	$ 1,040,342
Statutory capital and surplus	$ 8,776,138	$ 8,330,587	$ 6,817,535

The significant variances between SAP and GAAP are that for statutory purposes bonds are carried at amortized cost, unrealized gains and losses on equity securities are recorded in surplus, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus. The Commissioner of Insurance of the State of Delaware has allowed BIC to recognize a non-tabular discount on certain workers' compensation loss reserves, which is a permitted practice that differs from SAP. The effect of using this permitted practice was an increase to BIC's statutory capital and surplus by $159 million at December 31, 2023.

The National Association of Insurance Commissioners ("NAIC") has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. This guidance is used to calculate two capital measurements: Total Adjusted Capital and RBC Authorized Control Level. Total Adjusted Capital is equal to the Company's statutory capital and surplus excluding capital and surplus derived from the use of permitted practices that differ from statutory accounting practices. RBC Authorized Control Level is the capital level used by regulatory authorities to determine whether remedial action is required. Generally, no remedial action is required if Total Adjusted Capital is 200% or more of the RBC Authorized Control Level. At December 31, 2023, BIC's Total Adjusted Capital of $8.6 billion was 391% of its RBC Authorized Control Level.

See Note 3, Investments in Fixed Maturity Securities, for a description of assets held on deposit as security.

(18) Common Stockholders' Equity

The weighted average number of shares used in the computation of net income per share was as follows:

(In thousands)	2023	2022	2021
Basic	271,000	276,852	277,430
Diluted	273,298	279,461	279,749

Treasury shares have been excluded from average outstanding shares from the date of acquisition. The weighted average number of basic shares outstanding includes the impact of 11,663,450 common shares held in a grantor trust. The common shares held in the grantor trust are for delivery upon settlement of vested but mandatorily deferred restricted stock units ("RSUs"). Shares held by the grantor trust do not affect diluted shares outstanding since shares deliverable under vested RSUs were already included in diluted shares outstanding. The difference in calculating basic and diluted net income per share is attributable entirely to the dilutive effect of stock-based compensation plans. Changes in shares of common stock outstanding, net of treasury shares, are presented below. Shares of common stock issued and outstanding do not include shares related to unissued restricted stock units (including shares held in the grantor trust).

	2023	2022	2021
Balance, beginning of year	264,546,100	265,170,882	266,737,725
Shares issued	706,333	745,612	1,062,086
Shares repurchased	(8,707,676)	(1,370,394)	(2,628,929)
Balance, end of year	256,544,757	264,546,100	265,170,882

The amount of dividends paid is dependent upon factors such as the receipt of dividends from our subsidiaries, our results of operations, cash flow, financial condition and business needs, the capital and surplus requirements of our subsidiaries, and applicable insurance regulations that limit the amount of dividends that may be paid by our regulated insurance subsidiaries.

(19) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2023 and 2022:

	2023		2022	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturity securities	$ 20,178,308	$ 20,181,547	$ 17,587,349	$ 17,591,626
Equity securities	1,090,347	1,090,347	1,185,894	1,185,894
Arbitrage trading account	938,049	938,049	944,230	944,230
Loans receivable	201,271	198,244	193,002	187,981
Cash and cash equivalents	1,363,195	1,363,195	1,449,346	1,449,346
Trading accounts receivable from brokers and clearing organizations	303,614	303,614	233,863	233,863
Due from broker	36,747	36,747	3,609	3,609
Liabilities:				
Trading account securities sold but not yet purchased	9,357	9,357	—	—
Senior notes and other debt	1,827,951	1,480,076	1,828,823	1,439,188
Subordinated debentures	1,009,090	929,598	1,008,371	805,600

The estimated fair values of the Company's fixed maturity securities, equity securities available for sale and arbitrage trading account securities are based on various valuation techniques that rely on fair value measurements as described in Note 12 above. The fair value of loans receivable is estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics, which is considered a Level 2 input. The fair value of the senior notes and other debt and the subordinated debentures is based on spreads for similar securities, which is considered a Level 2 input.

(20) Commitments, Litigation and Contingent Liabilities

In the ordinary course of business, the Company is subject to disputes, litigation and arbitration arising from its insurance and reinsurance businesses. These matters are generally related to insurance and reinsurance claims and are considered in the establishment of loss and loss expense reserves. In addition, the Company may also become involved in legal actions which seek extra-contractual damages, punitive damages or penalties, including claims alleging bad faith in handling of insurance claims. The Company expects its ultimate liability with respect to such matters will not be material to its financial condition. However, adverse outcomes on such matters are possible, from time to time, and could be material to the Company's results of operations in any particular financial reporting period.

On December 22, 2023, one of the Company's subsidiaries filed a lawsuit against certain reinsurers to recover in excess of $90 million in respect of certain losses paid to its policyholders under certain event cancellation and related insurance policies. The Company believes its claims against the reinsurers are meritorious and expects a positive resolution to its lawsuit. While an adverse outcome is possible, the Company believes that the outcome, in any case, will not be material to the Company's financial condition.

At December 31, 2023, the Company had commitments to invest up to $339 million and $106 million in certain investment funds and real estate construction projects, respectively.

(21) Leases

Lessees are required to recognize a right-of-use asset and a lease liability for leases with terms of more than 12 months on the balance sheet. All leases disclosed within this note are classified as operating leases. Recognized right-of-use asset and lease liability are reported within other assets and other liabilities, respectively, in the consolidated balance sheet. Lease expense is reported in other operating costs and expenses in the consolidated statement of income and accounted for on a straight-line basis over the lease term.

To determine the discount rate used to calculate present value of future minimum lease payments, the Company uses its incremental borrowing rate during the lease commencement period in line with the respective lease duration. In certain cases, the Company has the option to renew the lease. Lease renewal future payments are included in the present value of the future minimum lease payments when the Company determines it is reasonably certain to renew.

The main leases entered into by the Company are for office space used by the Company's operating units across the world. Additionally, the Company, to a lesser extent, has equipment leases mainly for office equipment. Further information relating to operating lease expense and other operating lease information is as follows:

	For the Year Ended December 31,	
(In thousands)	2023	2022
Leases:		
Lease cost	$ 44,256	$ 43,383
Cash paid for amounts included in the measurement of lease liabilities reported in operating cash flows	$ 49,910	$ 43,871
Right-of-use assets obtained in exchange for new lease liabilities	$ 53,753	$ 28,075

	As of December 31,	
($ in thousands)	2023	2022
Right-of-use assets	$ 176,496	$ 169,271
Lease liabilities	$ 218,621	$ 204,088
Weighted-average remaining lease term	7.3 years	7.1 years
Weighted-average discount rate	5.10 %	4.40 %

Contractual maturities of the Company's future minimum lease payments are as follows:

(In thousands)		December 31, 2023
Contractual Maturities:		
2024	$	50,222
2025		41,249
2026		34,072
2027		24,900
2028		23,206
Thereafter		84,014
Total undiscounted future minimum lease payments		257,663
Less: Discount impact		39,042
Total lease liability	$	218,621

(22) Stock Incentive Plan

Pursuant to the Company's stock incentive plan, the Company may issue restricted stock units ("RSUs") to employees of the Company and its subsidiaries. The RSUs generally vest three to five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2023:

	2023	2022	2021
RSUs granted and unvested at beginning of period:	4,618,426	5,144,519	5,706,504
Granted	1,098,460	1,024,960	1,272,990
Vested	(1,151,304)	(1,258,680)	(1,523,960)
Canceled	(275,404)	(292,373)	(311,016)
RSUs granted and unvested at end of period:	4,290,178	4,618,426	5,144,519

Upon vesting, shares of the Company's common stock equal to the number of vested RSUs are issued or deferred to a later date, depending on the terms of the specific award agreement. As of December 31, 2023, 11,560,624 RSUs had been deferred. RSUs that have not yet vested and vested RSUs that have been deferred are not considered to be issued and outstanding shares.

The fair value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2023:

(In thousands)	2023		2022		2021	
Unearned compensation at beginning of year	$	142,060	$	135,535	$	132,310
RSUs granted, net of cancellations		62,418		60,628		56,711
RSUs expensed		(49,200)		(47,611)		(46,441)
RSUs forfeitures		(7,198)		(6,492)		(7,045)
Unearned compensation at end of year	$	148,080	$	142,060	$	135,535

(23) Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating businesses's profitability. Employees become eligible to participate in the plan on the first day of the calendar quarter following the first full calendar quarter after the employee's date of hire provided the employee has completed 250 hours of service during the calendar quarter. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense was $75 million, $62 million and $50 million in 2023, 2022 and 2021, respectively.

The Company has a long-term incentive compensation plan ("LTIP") that provides for compensation to key executives based on the growth in the Company's book value per share over a five year period.

The following table summarizes the outstanding LTIP awards as of December 31, 2023:

	Units Outstanding	Maximum Value	Inception to date earned through December 31, 2023 on outstanding units
2019 grant	194,000 $	19,400,000 $	19,400,000
2020 grant	205,500	20,550,000	20,071,041
2021 grant	212,250	21,225,000	17,575,043
2022 grant	233,250	23,325,000	12,238,628
2023 grant	245,500	24,550,000	5,423,639

The following table summarizes the LTIP expense for each of the three years ended December 31, 2023:

(In thousands)	2023	2022	2021
2016 grant	$ —	$ —	$ (117)
2017 grant	—	—	6,012
2018 grant	(125)	4,299	5,503
2019 grant	3,366	6,904	5,309
2020 grant	7,047	6,653	5,065
2021 grant	6,561	6,574	4,906
2022 grant	6,155	6,232	—
2023 grant	5,424	—	—
Total	$ 28,428	$ 30,662	$ 26,678

(24) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(In thousands)	2023	2022	2021
Amortization of deferred policy acquisition costs	$ 1,038,975	$ 1,038,903	$ 961,628
Insurance operating expenses	1,915,711	1,635,000	1,345,099
Insurance service expenses	91,714	96,419	86,003
Net foreign currency losses (gains)	31,799	(50,930)	(25,725)
Debt extinguishment costs	—	—	11,521
Other costs and expenses	285,737	242,113	220,744
Total	$ 3,363,936	$ 2,961,505	$ 2,599,270

(25) Industry Segments

The Company's reportable segments include the following two business segments, plus a corporate segment:

- Insurance - predominantly commercial insurance business, including excess and surplus lines, admitted lines and specialty personal lines throughout the United States, as well as insurance business in Asia, Australia, Canada, Continental Europe, Mexico, Scandinavia, South America and the United Kingdom.

- Reinsurance & Monoline Excess - reinsurance business on a facultative and treaty basis, primarily in the United States, United Kingdom, Continental Europe, Australia, the Asia-Pacific region and South Africa, as well as operations that solely retain risk on an excess basis.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's reporting segments is presented in the following table. Income before income taxes by segment includes allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

		Revenues				Net Income (Loss) to Common Stockholders
(In thousands)	Earned Premiums (1)	Investment Income	Other	Total (2)	Pre-Tax Income (Loss)	
Year ended December 31, 2023						
Insurance	$ 9,130,324	$ 793,998	$ 36,830	$ 9,961,152	$ 1,640,438	$ 1,291,654
Reinsurance & Monoline Excess	1,270,363	211,628	—	1,481,991	438,765	346,782
Corporate, other and eliminations (3)	—	47,209	605,544	652,753	(371,842)	(293,869)
Net investment gains	—	—	47,042	47,042	47,042	36,792
Consolidated	$ 10,400,687	$ 1,052,835	$ 689,416	$ 12,142,938	$ 1,754,403	$ 1,381,359
Year ended December 31, 2022						
Insurance	$ 8,369,062	$ 550,084	$ 33,347	$ 8,952,493	$ 1,455,658	$ 1,173,425
Reinsurance & Monoline Excess	1,192,367	194,272	—	1,386,639	316,527	251,386
Corporate, other and eliminations (3)	—	34,829	590,141	624,970	(254,901)	(203,476)
Net investment gains	—	—	202,397	202,397	202,397	159,727
Consolidated	$ 9,561,429	$ 779,185	$ 825,885	$ 11,166,499	$ 1,719,681	$ 1,381,062
Year ended December 31, 2021						
Insurance	$ 7,077,708	$ 468,821	$ 32,063	$ 7,578,592	$ 1,219,798	$ 976,184
Reinsurance & Monoline Excess	1,028,323	175,324	—	1,203,647	270,563	215,439
Corporate, other and eliminations (3)	—	27,473	555,122	582,595	(298,088)	(242,055)
Net investment gains	—	—	90,632	90,632	90,632	72,922
Consolidated	$ 8,106,031	$ 671,618	$ 677,817	$ 9,455,466	$ 1,282,905	$ 1,022,490

Identifiable Assets

(In thousands)	December 31,	
	2023	**2022**
Insurance	$ 30,132,743	$ 27,009,652
Reinsurance & Monoline Excess	5,389,125	5,195,752
Corporate, other and eliminations (3)	1,680,147	1,655,695
Consolidated	$ 37,202,015	$ 33,861,099

---

(1) Certain amounts included in earned premiums of each segment are related to inter-segment transactions.

(2) Revenues for Insurance includes $1,171 million, $1,029 million, and $873 million in 2023, 2022 and 2021, respectively, from foreign countries. Revenues for Reinsurance & Monoline Excess includes $463 million, $412 million, and $380 million in 2023, 2022 and 2021, respectively, from foreign countries.

(3) Corporate, other and eliminations represent corporate revenues and expenses and other items that are not allocated to business segments.

Net premiums earned by major line of business were as follows:

(In thousands)		2023		2022		2021
Insurance						
Other liability	$	3,613,900	$	3,206,846	$	2,673,098
Short-tail lines		1,897,070		1,630,371		1,389,068
Auto		1,313,210		1,208,241		990,945
Workers' compensation		1,212,294		1,197,811		1,131,283
Professional liability		1,093,850		1,125,793		893,314
Total Insurance		9,130,324		8,369,062		7,077,708
Reinsurance & Monoline Excess						
Casualty		770,920		764,793		643,193
Property		258,317		210,557		183,943
Monoline Excess		241,126		217,017		201,187
Total Reinsurance & Monoline Excess		1,270,363		1,192,367		1,028,323
Total	$	10,400,687	$	9,561,429	$	8,106,031

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company has in place effective controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

During the quarter ended December 31, 2023, there have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report On Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
W. R. Berkley Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited W. R. Berkley Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules II to VI (collectively, the consolidated financial statements), and our report dated February 23, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ KPMG LLP

New York, New York
February 23, 2024

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

<u>ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE</u>

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, and which is incorporated herein by reference.

<u>ITEM 11. EXECUTIVE COMPENSATION</u>

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, and which is incorporated herein by reference.

<u>ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS</u>

(a) <u>Security ownership of certain beneficial owners</u>

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, and which is incorporated herein by reference.

(b) <u>Security ownership of management</u>

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, and which is incorporated herein by reference.

(c) <u>Changes in control</u>

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, and which is incorporated herein by reference.

(d) <u>Equity compensation plan information</u>

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, and which is incorporated herein by reference.

<u>ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE</u>

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, and which is incorporated herein by reference.

<u>ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES</u>

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185.

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2023, and which is incorporated herein by reference.

PART IV

<u>ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES</u>

(a) <u>Index to Financial Statements</u>

The schedules to the consolidated financial statements listed below should be read in conjunction with the consolidated financial statements included in this Annual Report on Form 10-K. Financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable or required information is shown in the financial statements or notes thereto.

Index to Financial Statement Schedules	**Page**
Schedule II — Condensed Financial Information of Registrant	123
Schedule III — Supplementary Insurance Information	127
Schedule IV — Reinsurance	128
Schedule V — Valuation and Qualifying Accounts	129
Schedule VI — Supplementary Information Concerning Property — Casualty Insurance Operations	130

(b) Exhibits

EXHIBITS

Number

(3.1)   The Company's Restated Certificate of Incorporation, as amended through May 10, 2004 (incorporated by reference to Exhibits 3.1 and 3.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 6, 2003).

(3.2)   Amendment, dated May 11, 2004, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 5, 2004).

(3.3)   Amendment, dated May 16, 2006, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on May 17, 2006).

(3.4)   Amendment, dated June 12, 2020, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on June 16, 2020).

(3.5)   Amendment, dated June 15, 2022, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on June 16, 2022).

(3.6)   Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on March 1, 2023).

(4.1)   Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on February 24, 2023).

(4.2)   Indenture, dated as of February 14, 2003, between the Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on March 31, 2003).

(4.3)   Fifth Supplemental Indenture, dated as of February 9, 2007, between the Company and The Bank of New York, as Trustee, relating to $250,000,000 principal amount of the Company's 6.250% Senior Notes due 2037, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on March 1, 2007).

(4.4)   Ninth Supplemental Indenture, dated as of August 6, 2014, between the Company and The Bank of New York Mellon, as Trustee, relating to $350,000,000 principal amount of the Company's 4.750% Senior Notes due 2044, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on August 6, 2014).

(4.5)   Indenture, dated as of May 12, 2020, between the Company and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on May 12, 2020).

(4.6)   First Supplemental Indenture, dated as of May 12, 2020, between the Company and The Bank of New York Mellon, as Trustee, relating to $470,000,000 principal amount of the Company's 4.000% Senior Notes due 2050, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on May 12, 2020).

(4.7)   Second Supplemental Indenture, dated as of March 16, 2021, between the Company and The Bank of New York Mellon, as Trustee, relating to $400,000,000 principal amount of the Company's 3.550% Senior Notes due 2052, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on March 16, 2021).

(4.8)   Third Supplemental Indenture, dated as of September 15, 2021, between the Company and The Bank of New York Mellon, as Trustee, relating to $350,000,000 principal amount of the Company's 3.150% Senior Notes due 2061, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on September 15, 2021).

(4.9) Subordinated Indenture, dated as of March 26, 2018, between the Company and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on March 26, 2018).

(4.10) First Supplemental Indenture, dated as of March 26, 2018, between the Company and The Bank of New York Mellon, as Trustee, relating to $185,000,000 principal amount of the Company's 5.700% Subordinated Debentures due 2058, including the form of the Securities as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on March 26, 2018).

(4.11) Second Supplemental Indenture, dated as of December 16, 2019, between the Company and the Bank of New York Mellon, as Trustee, relating to $300,000,000 principal amount of the Company's 5.100% Subordinated Debentures due 2059, including the form of the Securities as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on December 16, 2019).

(4.12) Third Supplemental Indenture, dated as of September 21, 2020, between the Company and The Bank of New York Mellon, as Trustee, relating to $250,000,000 principal amount of the Company's 4.250% Subordinated Debentures due 2060, including the form of the Securities as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on September 21, 2020).

(4.13) Fourth Supplemental Indenture, dated as of February 10, 2021, between the Company and The Bank of New York Mellon, as Trustee, relating to $300,000,000 principal amount of the Company's 4.125% Subordinated Debentures due 2061, including the form of the Securities as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on February 10, 2021).

(4.14) The instruments defining the rights of holders of the other long term debt securities of the Company are omitted pursuant to Section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company agrees to furnish supplementally copies of these instruments to the Commission upon request.

(10.1) Credit Agreement, dated as of April 1, 2022, by and among W. R. Berkley Corporation, as borrower, each lender from time to time party thereto, Credit Suisse AG, New York Branch, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. as Syndication Agents, and Bank of America, N.A., as Administrative Agent, Several L/C Agent and Fronting L/C Issuer (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on April 4, 2022).

(10.2) W. R. Berkley Corporation 2018 Stock Incentive Plan (incorporated by reference to Annex B of the Company's 2018 Proxy Statement (File No. 1-15202) filed with the Commission on April 19, 2018).

(10.3) Form of Restricted Stock Unit Agreement for grant of April 4, 2003 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 6, 2003).

(10.4) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on May 3, 2005).

(10.5) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 6, 2010).

(10.6) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on November 8, 2012).

(10.7) Form of 2014 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on November 7, 2014).

(10.8) Form of 2015 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on November 9, 2015).

(10.9) Form of 2017 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on November 8, 2017).

(10.10) Form of 2018 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on November 7, 2018).

(10.11) Form of 2020 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on November 5, 2020).

(10.12) Form of 2023 Performance-Based Restricted Stock Unit Agreement Under the W. R. Berkley Corporation 2018 Stock Incentive Plan.

(10.13) W. R. Berkley Corporation Deferred Compensation Plan for Officers as amended and restated effective December 1, 2021 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on November 12, 2021).

(10.14) W. R. Berkley Corporation Deferred Compensation Plan for Directors as amended and restated effective December 1, 2021 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on November 12, 2021).

(10.15) W. R. Berkley Corporation Amended and Restated Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the Commission on February 25, 2019).

(10.16) W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's current Report on Form 8-K (File No. 1-15202) filed with the Commission on February 25, 2019).

(10.17) Form of 2020 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on August 3, 2020).

(10.18) Form of 2021 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on November 4, 2021).

(10.19) Form of 2022 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on May 3, 2022).

(10.20) Form of 2023 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the Commission on May 4, 2023).

(10.21) W. R. Berkley Corporation 2009 Directors Stock Plan (incorporated by reference to Annex B of the Company's 2021 Proxy Statement (File No. 1-15202) filed with the Commission on April 27, 2021).

(10.22) Supplemental Benefits Agreement between William R. Berkley and the Company as amended and restated as of December 21, 2011 (incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on February 28, 2012).

(14) Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the Commission on March 14, 2005).

(21) List of the Company's subsidiaries.

(23) Consent of Independent Registered Public Accounting Firm.

(31.1) Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/ 15d-14(a).

(31.2)   Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/ 15d-14(a).

(32.1)   Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(97)   W. R. Berkley Corporation Clawback Policy.

ITEM 16. FORM 10-K Summary

        None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

W. R. BERKLEY CORPORATION

By   /s/ W. Robert Berkley, Jr.

W. Robert Berkley, Jr.
President and Chief Executive Officer

February 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ William R. Berkley William R. Berkley	Executive Chairman of the Board of Directors	February 23, 2024
/s/ W. Robert Berkley, Jr. W. Robert Berkley, Jr.	President Chief Executive Officer and Director (Principal executive officer)	February 23, 2024
/s/ Christopher L. Augostini Christopher L. Augostini	Director	February 23, 2024
/s/ Ronald E. Blaylock Ronald E. Blaylock	Director	February 23, 2024
/s/ Mary C. Farrell Mary C. Farrell	Director	February 23, 2024
/s/ María Luisa Ferré María Luisa Ferré	Director	February 23, 2024
/s/ Daniel L. Mosley Daniel L. Mosley	Director	February 23, 2024
/s/ Mark L. Shapiro Mark L. Shapiro	Director	February 23, 2024
/s/ Jonathan Talisman Jonathan Talisman	Director	February 23, 2024
/s/ Richard M. Baio Richard M. Baio	Executive Vice President and Chief Financial Officer (Principal financial officer and principal accounting officer)	February 23, 2024

Schedule II

W. R. Berkley Corporation
Condensed Financial Information of Registrant
Balance Sheets (Parent Company)

(In thousands)	December 31, 2023	December 31, 2022
Assets:		
Cash and cash equivalents	$ 128,434	$ 103,522
Fixed maturity securities available for sale at fair value (cost $190,708 and $285,900 at December 31, 2023 and 2022, respectively)	189,189	275,511
Loans receivable (net of allowance for expected credit losses of $1,146 and $559 at December 31, 2023 and 2022, respectively)	91,304	109,793
Equity securities, at fair value (cost $3,430 in both 2023 and 2022)	3,430	3,430
Investment in subsidiaries	9,887,117	8,888,455
Current federal income taxes	—	34,452
Deferred federal income taxes	278,946	304,191
Property, furniture and equipment at cost, less accumulated depreciation	10,382	11,356
Other assets	44,186	39,741
Total assets	$ 10,632,988	$ 9,770,451
Liabilities and stockholders' equity:		
Liabilities:		
Due to subsidiaries	$ 178,676	$ 53,029
Other liabilities	166,399	139,150
Current federal income taxes	1,721	—
Subordinated debentures	1,009,090	1,008,371
Senior notes	1,821,671	1,821,569
Total liabilities	3,177,557	3,022,119
Stockholders' equity:		
Preferred stock		—
Common stock	105,803	105,803
Additional paid-in capital	1,017,691	997,534
Retained earnings (including accumulated undistributed net income of subsidiaries of $8,497,674 and $7,975,360 at December 31, 2023 and 2022, respectively)	11,040,908	10,161,005
Accumulated other comprehensive loss	(925,838)	(1,264,581)
Treasury stock, at cost	(3,783,133)	(3,251,429)
Total stockholders' equity	7,455,431	6,748,332
Total liabilities and stockholders' equity	$ 10,632,988	$ 9,770,451

See Report of Independent Registered Public Accounting Firm and note to condensed financial information.

W. R. Berkley Corporation
Condensed Financial Information of Registrant, Continued
Statements of Income (Parent Company)

(In thousands)	Year Ended December 31,		
	2023	**2022**	**2021**
Management fees and investment income including dividends from subsidiaries of $1,261,166, $22,807, and $520,251 for the years ended December 31, 2023, 2022 and 2021, respectively	$ 1,325,997	$ 32,585	$ 548,512
Net investment (losses) gains	(5,895)	1,007	1,474
Other income	368	1,916	1,138
Total revenues	1,320,470	35,508	551,124
Operating costs and expense	272,750	192,175	214,995
Interest expense	126,397	129,633	144,837
Income (loss) before federal income taxes	921,323	(286,300)	191,292
Federal income taxes:			
Federal income taxes provided by subsidiaries on a separate return basis	253,292	414,660	294,731
Federal income tax expense on a consolidated return basis	(284,757)	(258,776)	(226,900)
Net federal income tax (expense) benefit	(31,465)	155,884	67,831
Income (loss) before undistributed equity in net income of subsidiaries	889,858	(130,416)	259,123
Equity in undistributed net income of subsidiaries	491,501	1,511,478	763,367
Net income	$ 1,381,359	$ 1,381,062	$ 1,022,490

See Report of Independent Registered Public Accounting Firm and note to condensed financial information.

W. R. Berkley Corporation
Condensed Financial Information of Registrant, Continued
Statements of Cash Flows (Parent Company)

(In thousands)	Year Ended December 31,		
	2023	2022	2021
Cash flow from (used in) operating activities:			
Net income	$ 1,381,359	$ 1,381,062	$ 1,022,490
Adjustments to reconcile net income to net cash from operating activities:			
Net investment losses (gains)	5,895	(1,007)	(1,474)
Depreciation and (accretion) amortization	(6,753)	4,281	18,761
Equity in undistributed earnings of subsidiaries	(491,501)	(1,511,478)	(763,367)
Tax payments received from subsidiaries	373,504	321,682	328,851
Federal income taxes provided by subsidiaries on a separate return basis	(253,291)	(414,660)	(294,731)
Stock incentive plans	51,000	49,411	48,440
Change in:			
Federal income taxes	(15,793)	(40,746)	(22,017)
Other assets	(5,648)	3,163	(33,319)
Other liabilities	(88,954)	87,100	(11,758)
Accrued investment income	1,200	890	755
Net cash from (used in) operating activities	951,018	(120,302)	292,631
Cash from (used in) investing activities:			
Proceeds from sales of fixed maturity securities	748,825	543,549	402,046
Proceeds from maturities and prepayments of fixed maturity securities	82,075	83,134	654,134
Cost of purchases of fixed maturity securities	(732,685)	(109,289)	(1,071,823)
Change in loans receivable	17,843	(16,249)	(18,227)
Investments in and advances to subsidiaries, net	21,605	(171,062)	(1,411)
Change in balance due to security broker	(38)	(10,289)	10,487
Net additions to real estate, furniture & equipment	(18)	(432)	(1,496)
Other, net	290	368	95
Net cash from (used in) investing activities	137,897	319,730	(26,195)
Cash (used in) from financing activities:			
Net proceeds from issuance of senior notes	—	(914)	1,029,579
Repayment and redemption of debt	—	(426,503)	(400,000)
Purchase of common treasury shares	(537,163)	(94,140)	(122,426)
Cash dividends to common stockholders	(501,456)	(235,192)	(355,736)
Other, net	(25,384)	(23,194)	(30,776)
Net cash (used in) from financing activities	(1,064,003)	(779,943)	120,641
Net increase (decrease) in cash and cash equivalents	24,912	(580,515)	387,077
Cash and cash equivalents at beginning of year	103,522	684,037	296,960
Cash and cash equivalents at end of year	$ 128,434	$ 103,522	$ 684,037

_____

See Report of Independent Registered Public Accounting Firm and note to condensed financial information.

Note to Condensed Financial Information (Parent Company)

The accompanying condensed financial information should be read in conjunction with the notes to consolidated financial statements included elsewhere herein. Reclassifications have been made in the 2022 and 2021 financial statements as originally reported to conform them to the presentation of the 2023 financial statements.

The Company files a consolidated federal income tax return with the results of its domestic insurance subsidiaries included on a statutory basis. Under present Company policy, federal income taxes payable by subsidiary companies on a separate-return basis are paid to W. R. Berkley Corporation, and the Company pays the tax due on a consolidated return basis.

W. R. Berkley Corporation and Subsidiaries
Supplementary Insurance Information
December 31, 2023, 2022 and 2021

(In thousands)	Deferred Policy Acquisition Cost	Reserve for Losses and Loss Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Loss and Loss Expenses	Amortization of Deferred Policy Acquisition Cost	Other Operating Costs and Expenses	Net Premiums Written
December 31, 2023									
Insurance	$ 748,134	$ 15,386,761	$ 5,367,137	$ 9,130,324	$ 793,998	$ 5,689,263	$ 931,748	$ 1,699,703	$ 9,657,121
Reinsurance & Monoline Excess	113,475	3,352,891	555,189	1,270,363	211,628	682,879	107,227	253,120	1,297,346
Corporate, other and eliminations	—	—	—	—	47,209	—	—	372,138	—
Total	$ 861,609	$ 18,739,652	$ 5,922,326	$ 10,400,687	$ 1,052,835	$ 6,372,142	$ 1,038,975	$ 2,324,961	$ 10,954,467
December 31, 2022									
Insurance	$ 651,257	$ 13,786,112	$ 4,779,214	$ 8,369,062	$ 550,084	$ 5,130,909	$ 935,469	$ 1,430,456	$ 8,784,146
Reinsurance & Monoline Excess	112,229	3,225,111	518,440	1,192,367	194,272	730,841	103,434	235,836	1,219,924
Corporate, other and eliminations	—	—	—	—	34,829	—	—	256,310	—
Total	$ 763,486	$ 17,011,223	$ 5,297,654	$ 9,561,429	$ 779,185	$ 5,861,750	$ 1,038,903	$ 1,922,602	$ 10,004,070
December 31, 2021									
Insurance	$ 566,718	$ 12,379,395	$ 4,348,171	$ 7,077,708	$ 468,821	$ 4,326,403	$ 830,199	$ 1,202,192	$ 7,743,814
Reinsurance & Monoline Excess	109,427	3,011,493	498,989	1,028,323	175,324	627,557	131,429	174,098	1,119,053
Corporate, other and eliminations	—	—	—	—	27,473	—	—	261,352	—
Total	$ 676,145	$ 15,390,888	$ 4,847,160	$ 8,106,031	$ 671,618	$ 4,953,960	$ 961,628	$ 1,637,642	$ 8,862,867

See Report of Independent Registered Public Accounting Firm.

W. R. Berkley Corporation and Subsidiaries
Reinsurance
Years ended December 31, 2023, 2022 and 2021

(In thousands, other than percentages)	Premiums Written				Percentage of Amount Assumed to Net
	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	
Year ended December 31, 2023					
Insurance	$ 11,310,709	$ 1,904,017	$ 250,429	$ 9,657,121	2.6 %
Reinsurance & Monoline Excess	366,034	113,522	1,044,834	1,297,346	80.5 %
Total	$ 11,676,743	$ 2,017,539	$ 1,295,263	$ 10,954,467	11.8 %
Year ended December 31, 2022					
Insurance	$ 10,363,730	$ 1,799,639	$ 220,055	$ 8,784,146	2.5 %
Reinsurance & Monoline Excess	331,408	105,343	993,859	1,219,924	81.5 %
Total	$ 10,695,138	$ 1,904,982	$ 1,213,914	$ 10,004,070	12.1 %
Year ended December 31, 2021					
Insurance	$ 9,220,683	$ 1,727,854	$ 250,985	$ 7,743,814	3.2 %
Reinsurance & Monoline Excess	310,367	109,413	918,099	1,119,053	82.0 %
Total	$ 9,531,050	$ 1,837,267	$ 1,169,084	$ 8,862,867	13.2 %

_____

See Report of Independent Registered Public Accounting Firm.

W. R. Berkley Corporation and Subsidiaries
Valuation and Qualifying Accounts
Years ended December 31, 2023, 2022 and 2021

(In thousands)	Opening Allowance Balance		Additions- Charged to Expense		Deduction- Amounts Written Off		Ending Allowance Balance	
Year ended December 31, 2023								
Premiums, fees and other receivables	$	36,931	$	13,637	$	(8,243)	$	42,325
Due from reinsurers		8,064		340		—		8,404
Deferred federal and foreign income taxes		47,166		3,864		(14,747)		36,283
Fixed maturity securities		37,466		5,013		(5,728)		36,751
Loan loss reserves		1,791		1,782		(569)		3,004
Total	$	131,418	$	24,636	$	(29,287)	$	126,767
Year ended December 31, 2022								
Premiums, fees and other receivables	$	30,860	$	13,734	$	(7,663)	$	36,931
Due from reinsurers		7,713		352		(1)		8,064
Deferred federal and foreign income taxes		75,230		1,046		(29,110)		47,166
Fixed maturity securities		22,625		15,152		(311)		37,466
Loan loss reserves		1,718		73		—		1,791
Total	$	138,146	$	30,357	$	(37,085)	$	131,418
Year ended December 31, 2021								
Premiums, fees and other receivables	$	27,855	$	10,807	$	(7,802)	$	30,860
Due from reinsurers		7,801		334		(422)		7,713
Deferred federal and foreign income taxes		79,488		6,011		(10,269)		75,230
Fixed maturity securities		2,580		21,013		(968)		22,625
Loan loss reserves		5,437		—		(3,719)		1,718
Total	$	123,161	$	38,165	$	(23,180)	$	138,146

_____

See Report of Independent Registered Public Accounting Firm.

W. R. Berkley Corporation and Subsidiaries
Supplementary Information Concerning Property-Casualty Insurance Operations
Years Ended December 31, 2023, 2022 and 2021

(In thousands)		2023		2022		2021
Deferred policy acquisition costs	$	861,609	$	763,486	$	676,145
Reserves for losses and loss expenses		18,739,652		17,011,223		15,390,888
Unearned premiums		5,922,326		5,297,654		4,847,160
Net premiums earned		10,400,687		9,561,429		8,106,031
Net investment income		1,052,835		779,185		671,618
Losses and loss expenses incurred:						
Current year		6,311,780		5,774,713		4,921,191
Prior years		29,681		54,511		863
Loss reserve discount accretion		30,681		32,526		31,906
Amortization of deferred policy acquisition costs		1,038,975		1,038,903		961,628
Paid losses and loss expenses		4,981,610		4,347,910		3,665,694
Net premiums written		10,954,467		10,004,070		8,862,867

_____

See Report of Independent Registered Public Accounting Firm.

Businesses

Berkley Insurance Company

475 Steamboat Road
Greenwich, Connecticut 06830   (203) 542 3800

William R. Berkley, *Chairman*
W. Robert Berkley, Jr., *President and Chief Executive Officer*

Insurance

Acadia Insurance

One Acadia Commons
Westbrook, Maine 04092   (800) 773 4300
acadiainsurance.com

David J. LeBlanc, *President*

Albany, New York	(800) 773 4300
Bedford, New Hampshire	(800) 224 8850
Marlborough, Massachusetts	(888) 665 1170
Rocky Hill, Connecticut	(860) 331 2400
Syracuse, New York	(866) 811 7722

Admiral Insurance Group

1000 Howard Boulevard, Suite 300 P.O. Box 5430
Mount Laurel, New Jersey 08054   (856) 429 9200
admiralins.com

Daniel Smyrl, *President and Chief Executive Officer*

Atlanta, Georgia	(770) 476 1561
Austin, Texas	(512) 795 0766
Chicago, Illinois	(312) 368 1107
Seattle, Washington	(206) 467 6511

Berkley Accident and Health

100 American Metro Boulevard, Suite 201
Hamilton, New Jersey 08619
berkleyah.com   (609) 584 6990

Brad N. Nieland, *President and Chief Executive Officer*

Atlanta, Georgia	(678) 387 1824
Chicago, Illinois	(847) 946 8406
Cleveland, Ohio	(440) 728 1805
Coeur D' Alene, Idaho	(406) 396 7418
Dallas, Texas	(972) 849 7406
Denver, Colorado	(307) 575 3817

Hamilton, New Jersey	(908) 415 2711
Hartford, Connecticut	(860) 380 1190
Kansas City, Kansas	(913) 515 7374
Kulpsville, Pennsylvania	(908) 415 2711
Marlborough, Massachusetts	(908) 415 2711
Minneapolis, Minnesota	(507) 449 6846
New York, New York	(212) 822 3333
Phoenix, Arizona	(480) 580 7197
Pittsburgh, Pennsylvania	(412) 996 0923
Tampa, Florida	(609) 584 4667

Berkley Agribusiness

11201 Douglas Avenue
Urbandale, Iowa 50322   (866) 382 7314
berkleyag.com

Bradley T. London, *President*

Berkley Alliance Managers

30 South Pearl Street, 6th Floor
Albany, New York 12207   (518) 407 0088

Stephen L. Porcelli, *President*

Berkley Alliance Professional
berkleyallpro.com   (405) 805 6635

Berkley Construction Professional
berkleycp.com   (312) 705 1135

Berkley Design Professional
berkleydp.com   (312) 705 1135

Berkley Service Professionals
Berkley Managers Insurance Services, LLC
berkleysp.com   (312) 705 1135

Berkley Aspire

14902 North 73rd Street
Scottsdale, Arizona 85260   (866) 412 7742
berkleyaspire.com

Brian R. Griffith, *President*

Scottsdale, Arizona	(480) 444 5950
Glen Allen, Virginia	(804) 237 5177
West Chester, Ohio	(513) 341 4843

Businesses

Berkley Asset Protection

757 Third Avenue, 10th Floor
New York, New York 10017 (212) 497 3700
berkleyassetpro.com

Joseph P. Dowd, *President*

Berkley Canada

145 King Street West, Suite 1000
Toronto, Ontario M5H 1J8 (416) 304 1178
berkleycanada.com

Andrew Steen, *President*

1002, Rue Sherbrooke Ouest
Bureau 2120
Montreal, Quebec H3A 3L6 (514) 842 5587

Berkley Construction Solutions

412 Mount Kemble Avenue, Suite 310N
Morristown, New Jersey 07960 (866) 223 7006
berkleycs.com

Andrew Robinson, *President*

Berkley Custom Insurance

One Metro Center
1 Station Place, Suite 600
Stamford, Connecticut 06902 (203) 658 1500
berkleycustom.com

Michael P. Fujii, *President and Chief Executive Officer*

Berkley Custom Insurance Services, LLC

Los Angeles, California (213) 417 5431

BXM Insurance Services, Inc.

Chicago, Illinois (312) 605 4648
Los Angeles, California (213) 417 5431

Berkley Cyber Risk Solutions

412 Mount Kemble Avenue, Suite G50
Morristown, New Jersey 07960 (973) 775 7494
berkleycyberrisk.com

Tracey Vispoli, *President*

Berkley E&S Solutions

520 Pike Street, Suite 2929
Seattle, Washington 98101 (856) 354 8901

Curtis Fletcher, *President*

Berkley Enterprise Risk Solutions

4 Hutton Centre Drive, Suite 640
Santa Ana, California 92707 (714) 559 6444
berkleyenterpriserisk.com

Wayne W. Bryan, *President*

Berkley Entertainment

600 Las Colinas Boulevard, Suite 1400
Irving, Texas 75039 (972) 819 8980
berkleyentertainment.com

Mark Schuermann, *President*

Berkley Environmental

101 Hudson Street, Suite 2550
Jersey City, New Jersey 07302 (201) 748 3121
berkleyenvironmental.com

Kenneth J. Berger, *President*

Atlanta, Georgia (404) 443 2117
Boston, Massachusetts (857) 265 7479
Chicago, Illinois (312) 727 0302
Irving, Texas (972) 819 8863
Jersey City, New Jersey (201) 748 3047
Philadelphia, Pennsylvania (215) 533 7360

Berkley Managers Insurance Services, LLC

Walnut Creek, California (925) 472 8201

Berkley Financial Specialists

757 Third Avenue, 10th Floor
New York, New York 10017   (866) 539 3995
berkleyfs.com

Michael G. Connor, *President*

Berkley Crime

433 South Main Street, Suite 200
West Hartford, Connecticut 06110   **(844) 44 CRIME**
berkleycrime.com

Towson, Maryland   (866) 539 3995

Berkley Fire & Marine Underwriters

425 North Martingale Road, Suite 1520
Schaumburg, Illinois 60173   (847) 466 9371
berkleymarine.com

David A. Higley, *President*

Berkley Healthcare

16253 Swingley Ridge Road, Suite 375
Chesterfield, Missouri 63017   (860) 380 4931
berkleyhealthcare.com

Gregg A. Piltch, *President*

Berkley Human Services

222 South Ninth Street, Suite 2700
Minneapolis, Minnesota 55402   (612) 766 3100
berkleyhumanservices.com

Roger M. Nulton, *President*

Berkley Industrial Comp

One Metroplex Drive, Suite 500
Birmingham, Alabama 35209   (800) 448 5621
berkindcomp.com

Michael Marcus, *President*

Las Vegas, Nevada   (855) 425 5800
Lexington, Kentucky   (888) 886 9006

Berkley Insurance Asia

Room 4407, 44/F Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong   (852) 3708 5000
berkleyasia.com

Unit 09-03, Cross Street Exchange
18 Cross Street
Singapore 048423   (65) 6902 0601

30th Floor, Shanghai Tower
501 Middle Yincheng Road
Pudong, Shanghai 200120, China   86 (21) 6162 8122

Shasi Nair, *Chief Executive Officer*

Berkley Insurance Australia

Level 7, 321 Kent Street
Sydney NSW 2000, Australia   61 (2) 9275 8500
berkleyinaus.com.au

Tony Wheatley, *Chief Executive Officer*

Adelaide SA, Australia   61 (8) 8470 9020
Brisbane QLD, Australia   61 (7) 3220 9900
Melbourne VIC, Australia   61 (3) 8622 2000
Perth WA, Australia   61 (8) 6488 0900

Businesses

Berkley International Latinoamérica

Berkley International Seguros S.A.
Berkley International Aseguradora De Riesgos del Trabajo S.A.
Berkley Argentina de Reaseguros S.A.

Carlos Pellegrini 1023, Piso 8
C1009ABU Buenos Aires, Argentina
berkley.com.ar   54 (11) 4378 8100

Bartolomé Mitre 699
S2000COM Rosario, Argentina   54 (341) 410 4200

Eduardo I. Llobet,
President and Chief Executive Officer

Berkley International do Brasil Seguros S.A.

Avenida Presidente Juscelino Kubitschek, 1455
15º andar - cj. 151 Vila Nova Conceição
04543-011 São Paulo, Brazil
berkley.com.br   55 (11) 3848 8622

Edson Morikazu Toguchi, *Chief Executive Officer*

Berkley International Fianzas México, S.A. de C.V.

Avenida Santa Fe 495, Piso 19, Oficina 1901
Cruz Manca, Cuajimalpa de Morelos, 05349, México
berkleymex.com   52 (55) 1037 5300

Guillermo Espinosa Barragán,
President and Chief Executive Officer

Berkley International Puerto Rico, LLC

Metro Office Park
Edificio 17 Calle 2, Suite 500
Guaynabo, Puerto Rico 00968   (787) 466 7466

Eduardo I. Llobet, *President*

Berkley International Seguros Colombia S.A.

Calle 75 No. 5-88, Piso 3
110231 Bogotá, Colombia   57 (601) 357 2727
berkley.com.co

María Yolanda Ardila Guarin,
President and Chief Executive Officer

Berkley International Seguros México, S.A. de C.V.

Avenida Santa Fe 495, Piso 19, Oficina 1901
Cruz Manca, Cuajimalpa de Morelos, 05349, México
berkleymex.com   52 (55) 1037 5300

Javier García Ortíz de Zárate,
President and Chief Executive Officer

Berkley International Seguros S.A. (Uruguay)

Rincón 391, Piso 5
11100 Montevideo, Uruguay   (598) 2916 6998
berkley.com.uy

Eduardo I. Llobet, *President*

Berkley Latin America and Caribbean Managers

600 Brickell Avenue, Suite 3900
Miami, Florida 33131   (305) 921 6200

Eduardo I. Llobet,
President and Chief Executive Officer

Berkley Insurance Company Representative Office In Colombia

Carrera 7 No. 80-49, Oficina 303
Edificio Centro de Negocios El Nogal
Bogotá, Colombia   57 (601) 744 4015

Jaime Aramburo, *Director*

Representative Office in México

Avenida Santa Fe 495, Piso 19, Oficina 1901
Cruz Manca, Cuajimalpa de Morelos, 05349, México
berkleymex.com   52 (55) 1037 5300

Obdulia Margarita Vela Lopez, *Director*

Berkley Life Sciences

200 Princeton South Corporate Center, Suite 250
Ewing, New Jersey 08628
berkleyls.com   (609) 844 7800

Emily J. Urban, *President*

Naperville, Illinois   (609) 844 7800

Berkley LS Insurance Solutions, LLC
Walnut Creek, California

Berkley Luxury Group

301 Route 17 North, Suite 900
Rutherford, New Jersey 07070   (201) 518 2500
berkleyluxurygroup.com

Shadi Albert, *President*

Chicago, Illinois   (800) 504 7012

Berkley Management Protection

433 S. Main Street, Suite 200
West Hartford, Connecticut 06110   (959) 205 5001
berkleymp.com

Charles E. Thompson, *President*

Berkley Medical Management Solutions

berkleymms.com   (855) 444 2667

Eric-Jason Smith, *Chief Executive Officer*

Berkley Mid-Atlantic Insurance Group

4820 Lake Brook Drive, Suite 300
Glen Allen, Virginia 23060   (804) 285 2700
wrbmag.com

Michelle D. Middleton, *President*

Glen Allen, Virginia   (800) 283 1153
Pittsburgh, Pennsylvania   (800) 283 1153

Berkley Net Underwriters

9301 Innovation Drive, Suite 200
Manassas, Virginia 20110   (877) 497 2637
berkleynet.com

Brian P. Douglas, *President*

Minneapolis, Minnesota   (877) 497 2637
Scottsdale, Arizona   (877) 497 2637

Berkley North Pacific Group

2760 W. Excursion Lane, Suite 300
Meridan, Idaho 83642   (800) 480 2942
berkleynpac.com

Carrie H. Cheshier, *President*

Berkley Offshore Underwriting Managers

757 Third Avenue, 10th Floor
New York, New York 10017   (212) 618 2950
berkleyoffshore.com

Frank A. Costa, *President*

Houston, Texas   (832) 547 2900

Berkley Offshore Underwriting Managers UK, Limited

Level 13, 52 Lime Street
London EC3M 7AF, United Kingdom   44 (0) 20 3943 1400

R. Christian Walker, *Executive Vice President*

Berkley Oil & Gas

2107 CityWest Boulevard, 8th Floor
Houston, Texas 77042   (877) 972 2264
berkleyoil-gas.com

Linda A. Eppolito, *President*

Berkley Renewable Energy
berkleyrenewable.com   (832) 308 6900

Berkley One

412 Mount Kemble Avenue, Suite G50
Morristown, New Jersey 07960   (973) 355 8210
berkleyone.com

Kathleen M. Tierney, *President*

Chicago, Illinois   (312) 596 4298
Wilmington, Delaware   (855) 663 8551

Businesses

Berkley Product Protection

80 Broad Street, Suite 3200
New York, New York 10004   (212) 413 2499
berkleyproductprotection.com

Luis Rivera, *President*

Dallas, Texas   (972) 552 6100
London, United Kingdom   44 (0) 20 7088 1900

Berkley Managers Insurance Services, LLC

Los Angeles, California   (213) 372 1727
San Francisco, California   (415) 417 5950

Berkley Professional Liability

757 Third Avenue, 10th Floor
New York, New York 10017   (212) 618 2900
berkleypro.com

John R. Benedetto, *President*

Alpharetta, Georgia   (470) 769 7312
London, United Kingdom   44 (0) 20 7088 1916
Schaumburg, Illinois   (630) 237 3650
Toronto, Ontario   (416) 304 1178

Berkley Transactional

412 Mount Kemble Avenue, Suite G50
Morristown, New Jersey 07960   (973) 775 7499
berkleytransactional.com

Randolph Hein, *President*

Berkley Program Specialists

1250 East Diehl Road, Suite 200
Naperville, Illinois 60563   (630) 210 0360
berkley-ps.com

Gregory A. Douglas, *President*

Berkley Equine & Cattle Division

230 Lexington Green Circle, Suite 215
Lexington, Kentucky 40503   (859) 300 8035
berkleyequine.com

John Egan, *Vice President and Manager*

Berkley Public Entity

200 Princeton South Corporate Center, Suite 280
Ewing, New Jersey 08628   (844) 972 2736
berkleypublicentity.com

John J. Forte, *President*

Ewing, New Jersey   (844) 972 2736
Morristown, New Jersey   (973) 775 7461

Berkley Risk

222 South Ninth Street, Suite 2700
Minneapolis, Minnesota 55402   (612) 766 3000
berkleyrisk.com

John M. Goodwin, *President*

Denver, Colorado   (612) 766 3000
Nashville, Tennessee   (612) 766 3000
Scottsdale, Arizona   (612) 766 3000
St. Paul, Minnesota   (612) 766 3000

Berkley Select

550 West Jackson Boulevard, Suite 500
Chicago, Illinois 60661   (312) 800 6200
berkleyselect.com

Daniel R. Spragg, *President*

Berkley Small Business Solutions

433 South Main Street, Suite 200
West Hartford, Connecticut 06110   (855) 272 7555
berkleysmallbusiness.com

Jeanne R. Fenster, *President*

Berkley Southeast Insurance Group

1745 North Brown Road, Suite 400
Lawrenceville, Georgia 30043   (678) 533 3400
berkleysig.com

Jay Weber, *President*

Birmingham, Alabama   (855) 610 4545
Charlotte, North Carolina   (855) 610 4545
Lawrenceville, Georgia   (855) 610 4545
Meridian, Mississippi   (855) 610 4545
Nashville, Tennessee   (855) 610 4545

Berkley Southwest

222 Las Colinas Boulevard W, Suite 1300
Irving, Texas 75039   (972) 719 2400
berkleysouthwest.com

John Henle, *President*

Albuquerque, New Mexico	(800) 444 0049
Dallas, Texas	(800) 444 0049
Little Rock, Arkansas	(800) 444 0049
Oklahoma City, Oklahoma	(800) 444 0049
Phoenix, Arizona	(800) 444 0049
San Antonio, Texas	(800) 444 0049

Berkley Specialty Excess

4820 Lake Brook Drive, Suite 200
Glen Allen, Virginia 23060   (888) 417 9935
berkleyse.com

John Termini, *President*

Berkley Surety

412 Mount Kemble Avenue, Suite 310N
Morristown, New Jersey 07960   (973) 775 5029
berkleysurety.com

Andrew M. Tuma, *President*

Atlanta, Georgia	(770) 407 0927
Blue Bell, Pennsylvania	(610) 729 7606
Centennial, Colorado	(206) 830 2565
Charlotte, North Carolina	(973) 775 5089
Dallas, Texas	(469) 458 8372
Danvers, Massachusetts	(978) 539 3303
Fulton, Maryland	(975) 775 5078
Morristown, New Jersey	(973) 775 5029
Naperville, Illinois	(630) 210 0451
Nashville, Tennessee	(615) 514 8078
New York, New York	(212) 882 6390
Orlando, Florida	(407) 867 4595
Santa Ana, California	(657) 356 2892
Seattle, Washington	(206) 830 2566
Toronto, Ontario	(416) 594 4802
Urbandale, Iowa	(515) 473 3183
Westbrook, Maine	(207) 228 1922

Berkley Technology Underwriters

222 South Ninth Street, Suite 2550
Minneapolis, Minnesota 55402   (877) 999 1346
berkley-tech.com

Christopher H. Balch, *President*

Carolina Casualty

5011 Gate Parkway
Building 200, Suite 200
Jacksonville, Florida 32256   (904) 363 0900
carolinacas.com

David R. Lockhart, *President*

Berkley Prime Transportation   (833) 79 PRIME (77463)
berkleyprimetrans.com

Continental Western Group

11201 Douglas Avenue
Urbandale, Iowa 50322   (515) 473 3500
cwgins.com

J. Daniel Asahl, *President*

Denver, Colorado	(800) 235 2942
Lincoln, Nebraska	(800) 235 2942
Luverne, Minnesota	(800) 235 2942

Gemini Transportation Underwriters

99 Summer Street, Suite 1800
Boston, Massachusetts 02110   (617) 310 8200
geminiunderwriters.com

Jason R. Lewis, *President*

Intrepid Direct Insurance

5400 West 110th Street, Suite 400
Overland Park, Kansas 66211   (877) 249 7181
intrepiddirect.com

William Strout, *President*

Key Risk Insurance

275 North Elm Street, Suite 300
High Point, North Carolina 27626   (800) 942 0225
keyrisk.com

Scott A. Holbrook, *President*

Businesses

Nautilus Insurance Group

7233 East Butherus Drive
Scottsdale, Arizona 85260   (800) 842 8972
nautilusinsgroup.com

Thomas Joyce, *President*

Preferred Employers Insurance

9797 Aero Drive, Suite 200
San Diego, California 92123   (888) 472 9001
peiwc.com

S. Akbar Khan, *President*

Vela Insurance Services

550 West Jackson Boulevard, Suite 500
Chicago, Illinois 60661   (877) 835 2467
vela-ins.com

Arthur G. Davis, *President*

Atlanta, Georgia	(877) 835 2467
Chicago, Illinois	(877) 835 2467
Minneapolis, Minnesota	(877) 835 2467
Naperville, Illinois	(877) 835 2467
New York, New York	(877) 835 2467
Omaha, Nebraska	(877) 835 2467
Scottsdale, Arizona	(877) 835 2467

Vela Insurance Services, LLC

Los Angeles, California	(877) 835 2467
Walnut Creek, California	(877) 835 2467

Verus Specialty Insurance

4820 Lake Brook Drive, Suite 200
Glen Allen, Virginia 23060   (804) 525 1360
verusins.com

Marlo M. Morrison, *President*

Englewood, Colorado	(303) 357 2640
Scottsdale, Arizona	(877) 598 3787

W. R. Berkley European Holdings AG

Gartenstrasse 14
8002 Zürich, Switzerland
berkleyinsurance.li

Mark Talbot, *Managing Director*

W. R. Berkley Europe AG

Städtle 35A, P.O. Box 835	
9490 Vaduz, Liechtenstein	423 237 27 47

Markus Beck, *General Manager*

Rådhusgata 17	
0158 Oslo, Norway	47 (0) 23 27 24 00
Birger Jarlsgatan 22, 4 tr	
114 34 Stockholm, Sweden	46 (8) 410 337 00
Christophstrasse 19	
50670 Cologne, Germany	49 (0) 22199386 0
Gartenstrasse 14	
8002 Zürich, Switzerland	41 43 210 70 99
Paseo de la Castellana, 141-Planta 18	
28046 Madrid, Spain	34 (0) 914492646
Level 17, 52 Lime Street	
London EC3M 7AF, United Kingdom	44 (0) 2039431000

Berkley European Underwriters AS

Rådhusgata 17	
N-0158 Oslo, Norway	47 (0) 23272400

Ivar K. Z. Pedersen, *Chief Executive Officer*

W/R/B Underwriting

Syndicate 1967 at Lloyd's
W. R. Berkley UK Limited

Level 14, 52 Lime Street
London EC3M 7AF, United Kingdom
wrbunderwriting.com   44 (0) 20 3943 1900

James Hastings, *President and Chief Executive Officer*

W/R/B Specialty

757 Third Avenue, 10th Floor
New York, NY 10017

wrbspecialty.com

Daniel Black, *Vice President - Underwriting / E&S Commercial Property*

Reinsurance & Monoline Excess

Berkley Re

berkleyre.com

Berkley Re America

One Metro Center
1 Station Place, Suite 702
Stamford, Connecticut 06902   (203) 905 4444

Daniel R. Westcott, *President*

Berkley Re Australia

Level 7, 321 Kent Street
Sydney NSW 2000, Australia   61 (2) 8117 2100

Level 10, 340 Adelaide Street
Brisbane QLD 4000, Australia   61 (7) 3175 0200

Glen Riddell,
Chief Executive Officer, Australia and New Zealand

Berkley Re Asia

Unit 09-03, Cross Street Exchange
18 Cross Street
Singapore 048423   (65) 6671 2070

Glen Riddell, *Chief Executive Officer, Asia*

Room 4901, ChinaWorld Tower B
No. 1 Jian Guo MenWai Avenue
Beijing 100004, China   (86) 108 526 4826

Berkley Re Solutions

1250 East Diehl Road, Suite 200
Naperville, Illinois 60563   (630) 210 0360
berkleyre.com/solutions

Gregory A. Douglas, *President*

Johns Creek, Georgia   (800) 348 4229
Lakewood, Ohio   (216) 978 1652
Philadelphia, Pennsylvania   (800) 519 6341
Stamford, Connecticut   (800) 974 5714

Berkley Re UK Limited

Level 17, 52 Lime Street
London EC3M 7AF, United Kingdom   44 (0) 20 3943 1000

Clare Himmer, *Chief Executive Officer*

Midwest Employers Casualty

14755 North Outer Forty Drive, Suite 300
Chesterfield, Missouri 63017   (636) 449 7000

mecasualty.com

Scott M. McDonough, *President*

Service Operations

Berkley Capital, LLC

600 Brickell Avenue, 39th Floor
Miami, Florida 33131   (786) 450 5510

Frank T. Medici, *President*

Berkley Dean & Company, Inc.

475 Steamboat Road
Greenwich, Connecticut 06830   (203) 629 3000

James G. Shiel, *President*

Berkley Technology Services LLC

101 Bellevue Parkway
Wilmington, Delaware 19809   (302) 439 2000

James B. Gilbert, *President*

Des Moines, Iowa   (515) 564 2300

W. R. Berkley Corporation's businesses conduct business through the following insurance entities: Acadia Insurance Company; Admiral Indemnity Company; Admiral Insurance Company; Berkley Argentina de Reaseguros S.A.; Berkley Assurance Company; Berkley Casualty Company; Berkley Insurance Company; Berkley International Aseguradora de Riesgos del Trabajo S.A.; Berkley International do Brasil Seguros S.A.; Berkley International Fianzas México, S.A. de C.V.; Berkley International Seguros Colombia S.A.; Berkley International Seguros México, S.A. de C.V.; Berkley International Seguros S.A.; Berkley International Seguros S.A. (Uruguay); Berkley Life and Health Insurance Company; Berkley National Insurance Company; Berkley Prestige Insurance Company; Berkley Regional Insurance Company; Berkley Specialty Insurance Company; Carolina Casualty Insurance Company; Clermont Insurance Company; Continental Western Insurance Company; East Isles Reinsurance, Ltd.; Firemen's Insurance Company of Washington, D.C.; Gemini Insurance Company; Great Divide Insurance Company; Intrepid Casualty Company; Intrepid Insurance Company; Intrepid Specialty Insurance Company; Key Risk Insurance Company; Midwest Employers Casualty Company; Nautilus Insurance Company; Preferred Employers Insurance Company; Oak Harbor Reinsurance Company; Queen's Island Insurance Company, Ltd.; Riverport Insurance Company; StarNet Insurance Company; Syndicate 1967 at Lloyd's; Tri-State Insurance Company of Minnesota; Union Insurance Company; Union Standard Lloyds; W. R. Berkley Europe AG.

Board of Directors

William R. Berkley
Executive Chairman

W. Robert Berkley, Jr.
President and Chief Executive Officer

Christopher L. Augostini
Executive Vice President – Business and Administration
Chief Financial Officer
EMORY UNIVERSITY

Ronald E. Blaylock
Managing Partner
GENNX360 CAPITAL PARTNERS

Mary C. Farrell
Chairman
THE HOWARD GILMAN FOUNDATION

Retired Managing Director Chief Investment Strategist
UBS WEALTH MANAGEMENT USA

María Luisa Ferré
Chief Executive Officer
FRG, LLC

Daniel L. Mosley
Partner and Head of Family Advisory Services
BDT & MSD PARTNERS

Former Partner
CRAVATH, SWAINE & MOORE LLP

Mark L. Shapiro
Private Investor

Jonathan Talisman
Managing Partner
CAPITOL TAX PARTNERS

Officers

William R. Berkley
Executive Chairman

W. Robert Berkley, Jr.
President and Chief Executive Officer

Richard M. Baio
Executive Vice President –
Chief Financial Officer

Lucille T. Sgaglione
Executive Vice President

James G. Shiel
Executive Vice President – Investments

Philip S. Welt
Executive Vice President and Secretary

Jared E. Abbey
Executive Vice President

James P. Bronner
Executive Vice President

James B. Gilbert
Executive Vice President –
Enterprise Technology

Jeffrey M. Hafter
Executive Vice President

Robert C. Hewitt
Executive Vice President

Michael J. Maloney
Executive Vice President

William M. Rohde, Jr.
Executive Vice President

Robert W. Standen
Executive Vice President

Robert D. Stone
Executive Vice President

Joseph L. Sullivan
Executive Vice President

Nelson Tavares
Executive Vice President

Kathleen M. Tierney
Executive Vice President

Trish Conway
Senior Vice President –
Enterprise Risk Management

Melissa M. Emmendorfer
Senior Vice President –
Insurance Risk Management

Michele L. Fleckenstein
Senior Vice President –
Underwriting and Analytics

Paul J. Hancock
Senior Vice President –
Chief Corporate Actuary

Lee Iannarone
Senior Vice President –
General Counsel and Assistant Secretary

Carol J. LaPunzina
Senior Vice President –
Human Resources

Edward F. Linekin
Senior Vice President –
Investments

A. Scott Mansolillo
Senior Vice President –
Chief Compliance Officer

Lynn S. Neville
Senior Vice President – Claims

Corporate Information

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation
will be held at 1:30 p.m. on June 12, 2024 at its offices at
475 Steamboat Road, Greenwich, Connecticut 06830

Shares Traded

Common Stock of W. R. Berkley Corporation is traded
on the New York Stock Exchange. Symbol: WRB

Transfer Agent and Registrar

EQ Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120-4100

(800) 468 9716

shareowneronline.com

Website

For additional information, including press releases, visit our website at:

berkley.com

Follow us on X **@WRBerkleyCorp** and LinkedIn.

Auditors

KPMG LLP, New York, New York

Outside Counsel

Willkie Farr & Gallagher LLP, New York, New York



MIX
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The W. R. Berkley Corporation 2023 Annual Report editorial sections are printed on recycled paper made from fiber sourced from well-managed forests and other controlled wood sources and are independently certified to the Forest Stewardship Council® (FSC®) standards.



W. R. Berkley Corporation



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